02034050

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Guangzhou Investment Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 21 2002
THOMSON
FINANCIAL

FILE NO. 82- 4247

FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DATE : 5/16/02

2001

Annual Report



越秀

投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

Contents

Company Profile.

Guangzhou Investment Company Limited ("the Company") was listed on The Stock Exchange of Hong Kong Limited ("Stock Exchange") in December 1992. The controlling shareholder of the Company, Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu"), is the official representative company of the Guangzhou Municipal People's Government in Hong Kong. The Group has built up several businesses consisting of property, cement and ready-mixed concrete ("RMC"), pulp and paper, and toll road mainly located in the Guangdong Province of Mainland China ("China"). These businesses all have substantial market share in southern China. Regarding the China property business, the Group currently has property projects and land bank in Guangzhou Municipality ("Guangzhou") with total attributable gross floor area and site area of 550,000 sq. meters, which are primarily residential sites. Currently the Group is a major cement producer in Guangdong Province with annual cement production capacity of 2.9 million tonnes and RMC production capacity of 2.0 million cu. meters. The newsprint plant has annual production capacity of 290,000 tonnes. The toll road business is conducted through GZI Transport Limited, a subsidiary of the Company separately listed on the Stock Exchange in 1997. GZI Transport Limited is currently operating an attributable length of 264 kms of toll road and bridge projects in Guangdong and other selective provinces of China. Starting from late 1999, the Company had started selective investments in the high technology business which included mobile network equipment manufacturing, packaging and software and solution development based on the Geographical Information System technology.

The Group intends to expand Guangzhou property and toll road businesses which will have great potential driven by continuous economic development in Southern China. Interests in non-core investments such as cement, RMC and high tech projects will be divested. Interest in the newsprint business is also expected to be diluted in the proposed A-share listing plan.


Public
Yue Xiu Enterprises (Holdings) Limited
56%
44%
Guangzhou Investment Company Limited
Existing investment
GZI Transport Limited
Toll Roads and Bridges (264 kms)
Existing investments
Investments to be divested*
Property
Hong Kong Properties (140,000m²)
China Properties (550,000m²)
Pulp and Paper
Newsprint (0.29M tonnes)
Long fibre wood pulp (0.05M tonnes)
Cement & RMC
Cement & clinker (2.9M tonnes)
Ready mixed concrete (2.0M m³)
High Tech Projects
Mobile Network equipment manufacturing, packaging & engineering services
Software & application on GIS technology

* *Pursuant to an agreement entered into between the Company and Yue Xiu on 10th December 2001.*

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(incorporated in Hong Kong with limited liability)

Executive Directors
Liu Jinxiang *(Chairman)*
Xie Shuwen
Chen Guangsong
Li Fei
Liang Ningguang
Xiao Boyan
Cai Hanxiang
Luo Guoqing
Dong Huiyan
Li Jiaqiang
Shi Jinling
Yin Hui
Wu Yiyue
Wang Hongtao
Wong Chi Keung
Yan Yuk Fung

Independent non-executive Directors
Yu Lup Fat, Joseph
Lee Ka Lun

Registered Office:
24th Floor
Yue Xiu Building
160-174 Lockhart Road
Wanchai
Hong Kong

29th April 2002

To the shareholders

Dear Sir or Madam,

EXPLANATORY STATEMENT

INTRODUCTION

This is the explanatory statement required to be sent to shareholders of the Company under the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong

Limited (the "Stock Exchange") in connection with the ordinary resolution set out in item 4A of the notice of the Annual General Meeting dated 23rd April 2002 for the approval of the renewal of the general mandate to the directors of the Company (the "Directors") for repurchase of fully-paid shares (the "Shares") of the Company (the "Repurchase Mandate") to be proposed at the forthcoming Annual General Meeting of the Company to be held at 1st Floor, South China Hotel, 67-75 Java Road, North Point, Hong Kong on 26th June 2002. This document also constitutes the memorandum required under section 49BA(3)(b) of the Companies Ordinance.

EXERCISE OF THE REPURCHASE MANDATE

Whilst the Directors do not presently intend to repurchase any Shares, they believe that the flexibility afforded by the proposed Repurchase Mandate would be beneficial to the Company.

It is proposed that up to 10 per cent of the aggregate Shares in issue at the date of the passing of the resolution to approve the general mandate, inclusive of any new Shares if by then issued to Yue Xiu Enterprises (Holdings) Limited ("Yiu Xiu") pursuant to an ordinary resolution passed by the shareholders of the Company in the extraordinary general meeting of the Company held on 17th January 2002, may be repurchased. As at 25th April 2002, the latest practicable date for determining such figures, 4,010,263,667 Shares were in issue and 2,153,019,117 new Shares will be allotted and issued to Yue Xiu as referred to above. On the basis of such figures the Directors would be authorised to repurchase up to approximately 616,328,278 Shares during the period up to the next annual general meeting of the Company in 2003 or the expiration of the period within which the next annual general meeting of the Company is required by law to be held or the revocation or variation of the Repurchase Mandate by an ordinary resolution of the shareholders of the Company in general meeting of the Company, whichever occurs first.

REASONS FOR REPURCHASES

Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share.

FUNDING OF REPURCHASES

Repurchases pursuant to the Repurchase Mandate would be financed entirely from the Company's available cash flow or working capital facilities. Any repurchases will be made out of funds of the Company legally permitted to be utilised in this connection in accordance with its memorandum and articles of association and the laws of Hong Kong, including profits otherwise available for distribution. Under the Companies Ordinance, a company's profits available for distribution are its accumulated, realised profits, so far as not previously utilised by distribution or capitalisation, less its accumulated, realised losses, so far as not previously written off in a reduction or reorganisation of capital duly made.

EFFECT OF ANY REPURCHASES

There might be a material adverse impact on the working capital, or gearing position of the Company (as compared with the position disclosed in its most recent published audited accounts for the year ended 31st December 2001) in the event that the Repurchase Mandate is exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

DISCLOSURE OF INTERESTS

None of the Directors, and to the best of their knowledge, having made all reasonable enquiries, none of their associates, have any present intention, if the Repurchase Mandate is exercised, to sell any Shares to the Company.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, if the Repurchase Mandate is granted.

DIRECTORS' UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

SHARE REPURCHASE MADE BY THE COMPANY

No repurchase of Shares has been made by the Company during the last six months (whether on the Stock Exchange or otherwise).

閣下對本通函或將採取之行動**如有疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

香港聯合交易所有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
(於香港註冊成立之有限公司)

執行董事
劉錦湘(董事長)
謝樹文
陳光松
李　飛
梁凝光
肖博彥
蔡漢祥
羅國慶
董迴雁
黎家強
施金鈴
尹　輝
吳一岳
王洪濤
黃之強
甄玉鳳

獨立非執行董事
余立發
李家麟

註冊辦事處：
香港
灣仔
駱克道160-174號
越秀大廈
24樓

敬啓者：

說明函件

緒言

此說明函件乃根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)之規定，就日期為二〇〇二年四月二十三日之股東週年大會通告第4A項所載將予提呈於二〇

Financial Highlights of 2001

	Year ended 31st December	
		As restated
	2001	2000
	HK$'000	HK$'000
Turnover	**3,374,335**	3,380,717
Operating profit	**574,716**	609,594
Share of profits less (losses) of		
Jointly controlled entities	**(18,109)**	(11,709)
Associated companies	**139,985**	121,310
Profit attributable to shareholders	**39,782**	53,582
Basic earnings per share	**1.00 cent**	1.36 cents
Fully diluted earnings per share	**0.99 cent**	1.35 cents
Interest coverage	**3.6 times**	3.4 times

	As at 31st December	
	2001	2000
	HK$'000	HK$'000
Total assets	**19,961,555**	19,604,175
Total liabilities (including minority interests)	**13,431,017**	13,118,629
Shareholders' funds	**6,530,538**	6,485,546
Net asset per share	**HK$1.63**	HK$1.65
Gearing ratio	**38%**	36%

Chairman's Statement



Liu Jinxiang
Chairman

In the year of 2001, the Group's cement and newsprint businesses both performed satisfactorily due to expansion of production capacity and sales as well as improved operational efficiency which offset lower turnover from the toll road and property businesses. Toll road business was affected by temporary factors such as construction of road networks. Property business recorded lower sales area as a result of the Government's tightening of pre-sale regulations.

While the Guangzhou market was expanding steadily, Hong Kong continued to be affected by a slow economy. Revaluation deficits and provisions made in 2001 amounting to HK$42,404,000 mainly related to the Group's remaining Hong Kong property projects. In the year, the Group achieved profit attributable to shareholders amounted to HK$39,782,000.

A milestone development of the Group last year was the acquisition of a majority interest in Guangzhou City Construction & Development Holdings Ltd. ("Guangzhou Construction"). Through this acquisition and disposal of non-core businesses such as cement, RMC and high technology businesses, the Group will be able to reallocate internal resources more efficiently and concentrate on property investment and development business in Guangzhou.

Chairman's Statement

The operation of Guangzhou Construction is highly complementary to the Group, which currently has a proportionally smaller land bank and investment properties and does not engage in design, certification of property development projects, and provision of agency services. Most importantly, with Guangzhou Construction's management team joining the Board and be responsible for managing all the property projects, the Group's operating expertise in the property business, which is capitalised on the Group's commercial experience accumulated in Hong Kong throughout the years, will be further strengthened.

Looking ahead, the Group's goal is to develop as a leading property developer in Southern China, in which Guangzhou is amongst the fastest growing and affluent cities in China with one of the highest household income and GDP per capita in 2001. Toll road business will continue to provide recurrent income to support the property business while the Group's interest in paper business will be reduced gradually through a proposed A-share listing of Guangzhou Paper Limited ("Guangzhou Paper"). The Group will also undertake a review on the development potential of its remaining property projects in Hong Kong and Macau later this year to further streamline its business.

With gradual improvement of the international market, the Group believes that economy of China, especially Southern China, will continue to outperform. The Group is optimistic on its medium term development as it is shifting its business focus to Guangzhou property and the full effect of the above-mentioned acquisition will become evident in the second half of 2002.

Lastly, I would like to thank our shareholders, directors and staff members for their support, hard work and dedication in 2001. Last year, Mr Zhang Bohua retired and resigned from the Board. I would like to thank him for his contributions and welcome Mr Chen Guangsong, Mr Li Fei, Mr Luo Guoqing, Mr Yin Hui, Mr Wu Yiyue and Mr Wang Hongtao joining the Board.

Liu Jinxiang
Chairman

Hong Kong, 19th April 2002

Management Discussion and Analysis

BUSINESS REVIEW

Existing investments

Primary and secondary property markets in Guangzhou continued to expand

Total sales volume of the Guangzhou urban primary residential market in its eight districts was 4.75 million sq. meters in 2001 and decreased by 4.04 per cent compared with 2000 due to lower level of sales from low rise building although high rise building recorded growth of 7.8 per cent year on year. Average selling price was approximately Rmb4,923.8 per sq. meter and continued its gradual uptrend by 0.8 per cent compared with 2000. Total sales of the entire market including suburban areas of Guangzhou amounted to 7,140,000 sq. meters in 2001 with average price of Rmb4,230 per sq. meter. Secondary market transactions in the year were also exceptionally active. Volume was up significantly by 78.4 per cent to 2,230,000 sq. meters and price adjusted downward by 15.4 per cent compared with same period in 2000 to an average of Rmb3,587.4 per sq. meter.

These figures indicated that both the primary and secondary residential markets in Guangzhou remained active as underpinned by economic growth and improving affordability. The Group continues to strengthen efforts in development and marketing. Based on such efforts, the Group's total gross floor area under development and sales were 710,200 sq. meters and 68,000 sq. meters respectively in 2001. Major project for sale during the year, Galaxy City, has won numerous awards such as Top Ten Star Projects in Guangzhou and Best Development Concept Project in Guangzhou. The Group



Resident Garden and Amenities of Galaxy City

now ranks one of the top 20th in terms of sales volume amongst major property developers in Guangzhou.

Market positioning and sales

The Group's future market positioning is to concentrate on development of middle and mass market residential properties located in urban area of Guangzhou such as Haizhu District and Tian He District with average selling price ranging between Rmb4,000 and Rmb7,000 per sq. meter. Selective development of suburban residential projects and urban office projects will also be pursued. In 2002, upon completion of the previously announced acquisition of a majority interest in Guangzhou Construction, major projects to be offered for sale will be expanded significantly to include Galaxy City, Run Hui Building, Glade Village, Ling Lang Garden and Romantic Garden etc.



Show Flat of Galaxy City

The Group expects the depth of the Guangzhou residential market will continue to expand in 2002 with increase in both supply and demand while Panyu District is emerging as a new residential region. Although competition may increase, property market in Guangzhou will have huge growth potential due to a low level of private home ownership, satisfactory rental yield, low mortgage cost, rising affluence underpinned by accession to the World Trade Organisation and a fast growing population which is already close to 10 million. Looking into the future, the Group's top priority after the above-mentioned acquisition is to reduce costs in the entire construction process through strengthening internal control and resources sharing with Guangzhou Construction.

An extension of Metro System in Guangzhou to connect the eastern Zhu Jiang New Estate and the southern Panyu suburban area is under planning. Such development is beneficial to the Group and will increase the value of its land bank located at Zhu Jiang New Estate. The Guangzhou Municipal People's Government has recently tightened regulations on property market. Developers must complete two third of the structural engineering works to qualify for preselling high rise properties, and land premium for acquiring sizable sites in land auction must be fully paid within 24 months. The Group believes that such policies would make property business in Guangzhou more capital intensive and benefit established developers with ample land and financial resources.

Newsprint business performed satisfactorily

Owing to full operation of a new production line to increase newsprint production capacity to 290,000 tonnes per annum, Guangzhou Paper was able to satisfy rising demand from major newspapers in Guangdong Province on time. In 2001, Guangzhou Paper sold 261,649.21 tonnes of newsprint which was 9.16 per cent higher than 2000. Average newsprint price of approximately Rmb4,900 per tonne remained steady year on year while unit cost was reduced due to lower price of imported raw material, producing more pulp and electricity in house, reduction of labour force by 12 per cent and overall improvement of operational efficiency. Although newsprint price started to ease in the second half, Guangzhou Paper still performed satisfactorily on a full year basis in 2001.

In the year, the plant continued to maintain one of the biggest market share in the domestically produced newsprint market and ranked amongst the top in China in terms of sales volume. As an indication of its product quality, the plant was rated as a User Satisfied Paper Producer again for the tenth consecutive year in 2001. Looking into 2002, the Group expects the market will become more competitive and has formulated various measures which included continuing cost reduction and supplying surplus electricity and providing maintenance service to third parties to maintain profitability. An ISO9000 management system will also be implemented in 2002 to institutionalise management practices.

Toll road traffic volume affected by construction works

As traffic volume growth was deterred by various factors including road maintenance works around Guangzhou City for preparing the Ninth National Games, prohibition of overloaded trucks travelling in the remote regions of Guangdong Province and opening of additional roads, GZI Transport Limited, the toll road subsidiary of the Company, achieved profit attributable to shareholders of HK$220.3 million in 2001. The Group believes that certain toll road projects may continue to be affected by some of the above factors. However, as the Group has a diversified portfolio, some other toll road projects will have steady growth in 2002.

Investments to be divested

In order to re-focus on the core Guangzhou property business, the Group's cement and RMC as well as high technology businesses will be disposed to Yue Xiu for a total consideration of HK$1.55 billion.

Cement and ready-mixed concrete business

In 2001, aggregate sales volume of cement and clinker of China Century Cement Limited ("CCC"), the cement subsidiary of the Company joint ventured with German cement group Heidelberger Zement, increased by approximately 12.4 per cent to approximately 2.85 million tonnes year on year due to capacity and market expansion. Cost of limestone produced in house was reduced significantly due to technological improvement and operational efficiency. These savings had offset a lower average cement selling price of approximately Rmb270 per tonne. In the year, performance of RMC in Guangzhou had improved due to overall cost reduction which also offset the lower price of RMC. The Hong Kong market remained slow as a result of fewer construction activities. CCC had sold a total of 990,000 cubic meters of RMC in the Guangzhou and Hong Kong markets in 2001. Construction of the new Guangzhou International Airport and Second Phase Metro System in Guangzhou will continue to create demand for cement and RMC in the Guangzhou market. CCC also plans to penetrate new markets in medium sized cities such as Shenzhen, Zhongshan, Jiangmen, etc. in Guangdong Province.

High technology businesses

The Group owns an effective interest of about 36.84 per cent in Guangzhou Jinpeng Group Co., Ltd. which is mainly engaged in (i) the sale and manufacture of telecommunication equipment (including mobile switching equipment and mobile phones) and (ii) investment in information-related industry (including information technology consulting services) in China. The Group also owns an effective interest of about 46.70 per cent in China Information Technology Industry

Co., Limited ("China ITI") which is principally engaged in the provision of Geographic Information System, Global Position System and Remote Sensing tailored-made applications to help customers solve problems in using geographic data. China ITI and its subsidiaries can provide consultation and application services for land record management and property assessment, land use planning and zoning, public safety, civil engineering, census, property and facilities management. China ITI also provides application services on transportation, water/wastewater treatment, environmental and public utilities management.

Very substantial acquisition of property assets

In December 2001, the Group announced the acquisition of a majority interest in Guangzhou Construction and interests in some other property assets in China for approximately HK$5.0 billion from its controlling shareholder, Yue Xiu ("Acquisition").

These assets are consisted of firstly, 95 per cent interest in Guangzhou Construction (approximately HK$6.36 billion), and secondly, 49 per cent stake in Super Gain Development Limited ("Super Gain") (approximately HK$2.0 billion). Guangzhou Construction is one of the biggest and most reputable property developer in Guangzhou, and one of the best 100 property developers in China. Super Gain is a joint venture between the Company (51 per cent) and Yue Xiu (49 per cent) for development of property projects in China.

The consideration of approximately HK$5.0 billion represents a 40 per cent discount to the total attributable net tangible asset value of approximately HK$8.36 billion of the two property groups. The Company will pay HK$2.0 billion in cash, issue to Yue Xiu approximately 2.15 billion new shares at HK$0.68 each, and dispose to Yue Xiu its cement, RMC and hi-tech projects for HK$1.55 billion.

According to the related circular issued to the Company's shareholders on 31st December 2001, upon completion of the transaction, the Group's unaudited proforma net tangible asset as at 30th June 2001 and the unaudited proforma consolidated net profit for 2000 will be increased by 85 per cent to HK$11.68 billion and at least by 89 per cent to HK$212 million respectively. The corresponding net tangible asset per share and earnings per share will also be increased by approximately 21 per cent and 23 per cent respectively. Net gearing expressed as a ratio of net debts to net tangible assets will be increased moderately from 29 per cent to 36 per cent. Yue Xiu's shareholding in the Company will be increased from approximately 44 per cent to 63 per cent.

As shown by the above figures, the Acquisition has obvious positive financial impact to the Group. More importantly, the Group will increase land resources significantly with total attributable project gross floor area and attributable land bank site area increased by 3.5 times and 20.3 times respectively to 1.67 million sq. meters and 4.19 million sq. meters and will rank the biggest developer in Guangzhou.

Management Discussion and Analysis

FINANCIAL REVIEW

Analysis of results

In the year of 2001, the Group's cement and newsprint businesses both performed satisfactorily due to expansion of production capacity and sales as well as improved operational efficiency which offset lower turnover from the toll road and property businesses. Toll road business was affected by temporary factors such as construction of road networks and prohibition of access of overloaded trucks in certain remote regions in Guangdong Province. Property business recorded lower sales area as a result of the Government's tightening of pre-sale regulations.

The Group's turnover in 2001 was at a similar level of that of 2000 amounting to HK$3,374,335,000 (2000:HK$3,380,717,000) and represented a 0.2 per cent decline. This was mainly caused by the above-mentioned varying performance of the Group's businesses. Overall gross profit decreased by 4.6 per cent to HK$1,250,078,000 (2000:HK$1,310,880,000) for similar reasons. Selling, distribution and administrative expenses amounted to HK$644,954,000 in 2001 and remained at similar levels of 2000 (2000:HK$636,859,000).

While the Guangzhou market was expanding steadily, Hong Kong continued to be affected by a slow economy and created further impact on the value of the Group's remaining portfolio of Hong Kong investment and development property projects. Revaluation deficits and provisions made amounted to HK$28,404,000 and HK$14,000,000 respectively in 2001 mainly related to these properties.

In accordance with the transitional provisions of Statement of Standard Accounting Practice 30 which becomes effective on 1st January 2001, the Group has retrospectively restated the profit attributable to shareholders for 2000 to HK$53,582,000 to conform with the new accounting policy after performing an assessment of the fair value of its goodwill arising from previous acquisitions of toll road projects that had already been eliminated against reserves.

In 2001, the Group achieved profit attributable to shareholders amounted to HK$39,782,000 (2000 as restated: HK$53,582,000).

Earnings per share

	2001	As restated 2000
Weighted average number of shares in issue	**3,976,268,141**	3,936,567,892
Profit attributable to shareholders (HK$)	**39,782,000**	53,582,000
Basic earnings per share (cent(s))	**1.00**	1.36

The weighted average number of shares in issue of 2001 was increased compared with that of 2000 because 59,014,267 shares were issued upon conversion of convertible bonds into ordinary shares of the Company and 11,652,000 shares were issued upon exercise of share options during 2001.

Management Discussion and Analysis

Final dividend

The Directors do not recommend the payment of final dividend for 2001 (2000: nil). There was no payment of interim dividend for the year (2000: nil).

Analysis of cash flows

In 2001, the Group had net cash inflow of HK$488 million from operating activities and net cash inflow of HK$348 million from financing activities which was mainly from net bank loans raised. During the year, the Group had disposed its entire interests in two highways and fixed assets with cash inflow of approximately HK$282 million and HK$49 million respectively. Together with other cash inflows, the total available cash flow was applied to repayment of bank loans, redemption of convertible bonds, funding of investment projects and business expansions as well as dividend payments. As at 31st December 2001, the Group's bank balances and cash (excluding bank deposits) were increased by 27 per cent to HK$1,388 million (2000: HK$1,095 million).

Capital expenditures

In February 2001, the Group increased its interest in Xian Expressway from 51 per cent to 100 per cent through GZI Transport Limited for a consideration of HK$173 million. During the year, the Group had made a capital contribution of approximately HK$172.2 million to a jointly controlled entity of GZI Transport Limited, of which approximately HK$92.5 million was financed by a minority shareholder of this entity. The Group had also acquired new fixed assets amounted to HK$223 million in 2001.

Capital and other commitments

As at 31st December 2001, the Group had commitment of approximately HK$136 million for the acquisition of the remaining 34.0 per cent interest in the Group's non-wholly owned subsidiary holding Qinglian Highways. At the same time, the Group had other commitments of HK$888 million, of which HK$186 million is for the addition of fixed assets for technological improvement of its industrial businesses, the balance of HK$702 million is for the construction of properties under development in China and Hong Kong.

Pursuant to the Acquisition as described under the "Very substantial acquisition of property assets" of the "BUSINESS REVIEW" section, the Company will pay HK$2,000 million in cash to Yue Xiu upon completion of the transaction.

Liquidity and capital resources

The Group maintains a stable financial position. As at 31st December 2001, the Group had bank deposits, cash and bank balances of approximately HK$1,622 million, of which approximately 65 per cent was in Rmb, 20 per cent in US dollars, 11 per cent in HK dollars and the rest in other currencies.

As at 31st December 2001, the Group had bank borrowings excluding bank overdrafts ("Bank Borrowings") and outstanding convertible bonds of approximately HK$3,497 million and HK$450 million respectively (collectively "Total Borrowings"). The net increase in Total Borrowings was HK$248 million compared with the last year end balance sheet date, of which HK$194 million was attributable to GZI Transport Limited. 43 per cent of the Bank Borrowings was denominated in Rmb, 33 per cent in US dollars and 24 per cent in HK dollars. The convertible bonds were denominated in HK dollars.

The management believes that the steady inflow of Rmb, HK dollars and US dollars funds generated and/or repatriated from the Group's subsidiaries, associated companies and jointly controlled entities in Hong Kong and China are sufficient to meet the Group's short to medium term Rmb, US dollars and HK dollars borrowings, finance costs and dividend payments.

The following table shows the repayment schedule of the Total Borrowings:

	Repayable within				
	one year	**one to two years**	**two to five years**	**over five years**	**Total**
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Bank Borrowings	1,259,363	1,491,032	745,002	1,137	3,496,534
Convertible bonds	249,450	200,623	—	—	450,073
Total Borrowings	1,508,813	1,691,655	745,002	1,137	3,946,607

Approximately 36 per cent of the Bank Borrowings will be repayable within one year. The management is confident that Bank Borrowings will be refinanced. Approximately 55 per cent and 45 per cent of the convertible bonds are redeemable in one year and one to two years respectively. All convertible bonds were issued by the Company. On maturity, those bonds which have not been converted into ordinary shares of the Company at the respective price of HK$0.7600 and HK$0.6168 per share are to be redeemed at 105 per cent of their principal amount with accrued interest.

Approximately 45 per cent of the Bank Borrowings were secured by (i) the Group's fixed deposits of HK$175 million, and (ii) a small portion of the Group's property portfolio.

Treasury policies

The Group's overall treasury and funding policy is that of risk management and liquidity control. Bank balances are generally placed as short term fixed rate deposits in bank accounts in Hong Kong and China. No fund is placed in non-bank institutions or invested in securities. The Group will maintain a balance banking relationship in both Hong Kong and China to take advantage of different liquidity of these two markets.

Since the Group's principal operations are in China and most of the income is denominated in Rmb, the management is aware of possible currency exchange exposure. As a hedging strategy, the management emphasises on mainly using Rmb borrowings to finance the Group's Rmb investments. Equity and debt financing in foreign currencies will also be used selectively.

Capital structure

The following table summarises the components of the Group's capital structure:

	2001		2000	
	HK$'000	**%**	HK$'000	%
Fixed rate loans				
Convertible bonds	**450,073**	**4**	581,473	6
Floating rate loans				
Denominated in Rmb	**1,505,863**	**15**	1,203,028	12
Denominated in US dollars	**1,155,818**	**11**	1,183,710	11
Denominated in HK dollars	**834,853**	**8**	730,866	7
Total Borrowings	**3,946,607**	**38**	3,699,077	36
Shareholders' funds	**6,530,538**	**62**	6,485,546	64
Total capitalisation	**10,477,145**	**100**	10,184,623	100
Gearing Ratio	**38%**		36 %	

The Group continues to maintain a healthy capital structure with Gearing Ratio (expressed as a percentage of Total Borrowing to total capitalisation) of 38 per cent as at 31st December 2001, which increased moderately from 36 per cent as at 31st December 2000.

Interest Coverage

Interest cover for 2001 is 3.6 times which is higher than that of 3.4 times for 2000, calculated based on operating profit adjusted for non-cash items.

Employees

As at 31st December 2001, the Group had approximately 13,120 employees, of whom approximately 12,560 employees were primarily engaging in the supervision and management of toll roads and the operations of the six cement and paper plants. The Group remunerates its employees largely based on industry practice, including contributory provident funds and other staff benefits. The Group has also adopted share option schemes which award its employees according to performance of the Group and individual employees.

Directors' Profiles

Executive directors

Mr Liu Jinxiang, aged 61, was appointed executive director and Chairman of the Company in 1998. He is also Chairman of Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu"), a substantial shareholder of the Company, and the Chairman of GZI Transport Limited ("GZI Transport"). Mr Liu graduated from Xian University of Construction Science and Technology in China. He has over 30 years of experience in industrial technology, enterprise management and management of economic affairs. Prior to joining Yue Xiu in July 1998, he had held senior positions in the Guangzhou Municipal People's Government which included deputy mayor and the director of Guangzhou Municipal Economic Commission. During the period of serving as a deputy mayor of the Guangzhou Municipality, Mr Liu was responsible for industry, transport, science and technology, energy, telecommunications, port and marine policies. Mr Liu is also a non-executive director of Guangzhou Pharmaceutical Co. Ltd. which is listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

Mr Xie Shuwen, aged 48, was appointed executive director of the Company in 1997 and General Manager of the Company in 2000. He is also a vice chairman and general manager of Yue Xiu and a director of GZI Transport. Mr Xie graduated from the department of industrial and economic management of Jinan University in China with a master's degree in business management and is a senior economist. Prior to joining Yue Xiu in 1997, he was the general manager of Guangzhou Paper Mill and had over 10 years of experience in corporate operation and management.

Mr Chen Guangsong, aged 59, was appointed executive director of the Company in June 2001. He is also a vice chairman of Yue Xiu and a director of GZI Transport. Mr Chen obtained his bachelor's degree from the South China University of Technology in China. He had been the general manager of Guangzhou Gourmet & Food Factory, chairman and general manager of Guangzhou Light Industrial Group. Prior to joining the Group, Mr Chen was the director of Guangzhou Municipal Economic Commission from 1998 to April 2001. Mr Chen has over 33 years of experience in corporate management.

Mr Li Fei, aged 49, was appointed executive director of the Company in January 2002. He graduated from the South China Normal University in China majoring in Chinese studies. Mr Li is currently the chairman of Guangzhou City Construction & Development Holdings Limited ("Guangzhou Construction"). He is responsible for the strategic planning, business development and operations of the Guangzhou Construction group, the business interests of which will be acquired by the Group.

Mr Liang Ningguang, aged 48, was appointed executive director and Deputy General Manager of the Company in 1992. He is also a director and deputy general manager of Yue Xiu and a director of GZI Transport. Mr Liang graduated from the Central Television University in China majoring in finance and obtained a master's degree in business administration from the Murdoch University in Australia. He is also a member of the Chinese Institute of Certified Public Accountants and a senior accountant. Mr Liang is a dealing director and an investment adviser registered under the Securities Ordinance of Hong Kong. He was previously a deputy director of the Guangzhou Municipal Taxation Bureau and had over 20 years of experience in finance and management prior to joining Yue Xiu in 1989.

Directors' Profiles

Mr Xiao Boyan, aged 57, was appointed executive director and Deputy General Manager of the Company in 1997. He is also a director and deputy general manager of Yue Xiu and a director of GZI Transport. Mr Xiao graduated from the department of calcium silicate of the South China Technical College in China and is a cement engineer. Prior to joining Yue Xiu in 1997, he was the general manager of Guangzhou Cement Factory and the chairman and general manager of Guangzhou Cement Company Limited. He has over 24 years of experience in corporate operation and management.

Mr Cai Hanxiang, aged 58, was appointed executive director of the Company in 1994. He is also a director and deputy general manager of Yue Xiu and a director of GZI Transport. Mr Cai graduated from Nanjing University of Chemical Technology in China. After graduation, he completed a course equivalent to a US business administration postgraduate programme. Prior to joining Yue Xiu in 1991, he was a senior executive in the Transportation Commission of the Guangzhou Municipal People's Government. He has over 14 years of experience in the transportation field.

Mr Luo Guoqing, aged 39, was appointed executive director of the Company in January 2002. He graduated from the South China University of Technology in China majoring in construction engineering. Mr Luo is currently the vice chairman, general manager and senior engineer of Guangzhou Construction, the business interest of which will be acquired by the Group. Mr Luo is responsible for overseeing the general operations of the Guangzhou Construction group.

Mr Dong Huiyan, aged 58, was appointed executive director of the Company in 1995. He is also a director of Yue Xiu. Mr Dong graduated from Beijing Foreign Languages Institute in China. Prior to joining Yue Xiu in 1992, he had over 24 years of experience in import and export trade.

Mr Li Jiaqiang, aged 66, was appointed executive director of the Company in 1997. Prior to joining Yue Xiu in 1997, he was initially the general manager of Guangzhou Cement Factory and later the general manager of Guangzhou Zhujiang Cement Co. Ltd. He has 34 years of experience in corporate operation and management.

Mr Shi Jinling, aged 65, was appointed executive director of the Company in 1998. Mr Shi graduated from Wuhan Hydraulic Electricity Engineering Institute in China and is a senior economist. He was the chairman and general manager of Guangzhou Construction. He has over 30 years of experience in the urban and property development.

Mr Yin Hui, aged 51, was appointed executive director of the Company in June 2001. He is also the deputy chairman and general manager of GZI Transport. He graduated from the South China University of Technology in China. Prior to joining the Group in August 1996, he had held several positions as department head and deputy director of the Guangzhou Municipal Transportation Bureau and deputy director of the Transportation Commission of the Guangzhou Municipal People's Government. Mr Yin has over 18 years of experience in traffic management and highways management.

Directors' Profiles

Mr Wu Yiyue, aged 54, was appointed executive director of the Company in June 2001. Mr Wu graduated from the South China Technical College in China and is a senior engineer. He is the chairman of China Century Cement Limited, Guangzhou Cement Factory and Guangzhou Zhujiang Cement Co. Ltd. He has 32 years of experience in cement manufacturing, operation and management.

Mr Wang Hongtao, aged 52, was appointed executive director of the Company in January 2002. He graduated from Hohai University in China majoring in port engineering. Mr Wang is currently a director of Guangzhou Construction and the general manager of Guangzhou Investment Property Holdings Limited ("GZ Property"), which is a subsidiary of the Group. He is responsible for the business development and operations of the GZ Property group.

Mr Wong Chi Keung, aged 47, was appointed executive director of the Company in 1992. Mr Wong resigned as executive director and was appointed as non-executive director in March 1994, re-appointed as executive director and appointed as Deputy General Manager in December 1994. Mr Wong is also the group financial controller of Yue Xiu and Company Secretary of the Company and GZI Transport. He holds a master's degree in business administration from the University of Adelaide in Australia. Prior to joining Yue Xiu in 1987, Mr Wong had over 11 years of experience in finance, accounting and management.

Ms Yan Yuk Fung, aged 40, was appointed executive director of the Company in 1995. Ms Yan obtained a bachelor of social sciences degree from the University of Hong Kong in 1984 and a master's degree in business administration from the Chinese University of Hong Kong in 1996. Prior to joining the Company in 1993, she had 8 years of experience in finance and journalism.

Independent non-executive directors

Mr Yu Lup Fat Joseph, aged 54, was appointed non-executive director of the company in 1992. Mr Yu is the chairman of Tradeeasy Holdings Limited and is responsible for the Tradeeasy Group's corporate financial development and strategic business planning. He holds a master's degree in applied finance from Macquarie University in Australia and a diploma of management studies from the University of Hong Kong. Mr Yu has over 33 years of experience in investment, banking and finance.

Mr Lee Ka Lun, aged 47, was appointed non-executive director of the Company in April 2000. He is an accountant by profession and is the deputy chief executive of Lloyds TSB Bank plc, Hong Kong Branch. Mr Lee is a Fellow of the Association of Chartered Certified Accountants in UK and has over 20 years of experience in banking and auditing.

Report of the Directors

The Directors submit their report together with the audited accounts for the year ended 31st December 2001.

Principal activities and geographical analysis of operations

The principal activities of the Company remain investment holding of the four major businesses: toll roads, properties, paper and cement. The principal activities of its principal subsidiaries, jointly controlled entities, associated companies are set out in the Group Structure section on pages 82 to 94.

An analysis of the Group's performance for the year by business and geographical segments is set out in note 3 to the accounts.

Results and appropriations

The results of the Group for the year are set out in the consolidated profit and loss account on page 29.

The Directors do not recommend the payment of a dividend.

Reserves

Movements in the reserves of the Group and the Company during the year are set out in note 28 to the accounts.

Donations

Charitable and other donations made by the Group during the year amounted to HK$1,056,000.

Fixed assets

Details of the movements in fixed assets of the Group and the Company are set out in note 14 to the accounts.

Major property projects

Details of the major property projects held for/under development, for sale and for investment purposes of the Group in Guangzhou are set out in the List of Major Property Projects in Guangzhou section on pages 100 to 103.

Share capital

Details of the movements in share capital of the Company during the year are set out in note 27 to the accounts.

Convertible bonds

Details of the movements in convertible bonds of the Group and the Company during the year are set out in note 31 to the accounts.

Five year financial summary

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out below.

	Year ended 31st December				
	2001	2000	1999	1998	1997
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Results					
Profit attributable to shareholders	**39,782**	111,554	18,826	100,288	319,282
Group's share of provision for impairment of goodwill#	**—**	(57,972)	(157,539)	—	—
Restated profit/(loss) attributable to shareholders	**39,782**	53,582	(138,713)	100,288	319,282
Assets and liabilities					
Total assets	**19,961,555**	19,604,175	19,402,347	18,886,961	14,322,367
Total liabilities including minority interests	**(13,431,017)**	(13,118,629)	(12,773,252)	(12,343,091)	(7,798,006)
Net assets	**6,530,538**	6,485,546	6,629,095	6,543,870	6,524,361

\# Provision for impairment of goodwill for GZI Transport Limited, a non wholly-owned subsidiary, was made as a result of adoption of Statement of Standard Accounting Practice 30 "Business combinations". Details are set out in note 4 to the accounts.

Purchase, sale and redemption of the Company's shares

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

Interest capitalised

During the year, interest capitalised as development cost in respect of properties held for/under development and investment in a jointly controlled entity amounted to approximately HK$11,092,000.

Report of the Directors

Directors

The Directors during the year and up to the date of this report were:

Mr Liu Jinxiang	
Mr Zhang Bohua	- resigned on 1st August 2001
Mr Xie Shuwen	
Mr Chen Guangsong	- appointed on 19th June 2001
Mr Li Fei	- appointed on 18th January 2002
Mr Liang Ningguang	
Mr Xiao Boyan	
Mr Cai Hanxiang	
Mr Luo Guoqing	- appointed on 18th January 2002
Mr Dong Huiyan	
Mr Li Jiaqiang	
Mr Shi Jinling	
Mr Yin Hui	- appointed on 19th June 2001
Mr Wu Yiyue	- appointed on 19th June 2001
Mr Wang Hongtao	- appointed on 18th January 2002
Mr Wong Chi Keung	
Ms Yan Yuk Fung	
Mr Yu Lup Fat Joseph*	
Mr Lee Ka Lun*	

* Independent non-executive directors

Mr Liang Ningguang, Mr Cai Hanxiang, Ms Yan Yuk Fung and Mr Yu Lup Fat Joseph retire by rotation in accordance with Article 91 of the Company's Articles of Association at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election. Messrs Chen Guangsong, Li Fei, Luo Guoqing, Yin Hui, Wu Yiyue and Wang Hongtao retire in accordance with Article 97 of the Company's Articles of Association at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

The Directors' Profiles are set out on pages 14 to 16.

Mr Liu Jinxiang is a director of Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu"), Excellence Enterprises Co., Ltd., Bosworth International Limited, Sun Peak Enterprises Ltd. and Novena Pacific Limited. Mr Xie Shuwen is a director of Yue Xiu, Excellence Enterprises Co., Ltd., Bosworth International Limited and Sun Peak Enterprises Ltd. Messrs Chen Guangsong and Xiao Boyan are directors of Yue Xiu and Excellence Enterprises Co., Ltd. Mr Li Fei is a director of Yue Xiu. Messrs Liang Ningguang, Cai Hanxiang and Dong Huiyan are directors of Yue Xiu, Excellence Enterprises Co., Ltd. and Bosworth International Limited. Messrs Shi Jinling and Wong Chi Keung are directors of Bosworth International Limited. Mr Wong Hongtao is a director of Bosworth International Limited, Sun Peak Enterprises Ltd. and Novena Pacific Limited. Each of Yue Xiu, Excellence Enterprises Co., Ltd., Bosworth International Limited, Sun Peak Enterprises Ltd. and Novena Pacific Limited has an interest in the share capital of the Company as disclosed under the provisions of Part II of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance").

Directors' service contracts

Each of Messrs Liu Jinxiang, Xie Shuwen and Chen Guangsong has entered into a service agreement with GZI Transport Limited ("GZI Transport"), a subsidiary of the Company, which is for an initial fixed term of one year commencing on 1st August 1999, 12th September 2001 and 26th October 2001 respectively unless terminated sooner by GZI Transport giving to him three months' prior written notice and thereafter, extendable for a further term of two years unless terminated sooner by GZI Transport giving to him three months' prior written notice or by him giving to GZI Transport six months' prior written notice.

Save as disclosed herein, none of the Directors who are proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable within one year without payment of compensation, other than statutory compensation.

Directors' interests in contracts

No contracts of significance in relation to the Group's business to which the Company, its subsidiaries or its fellow subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Connected transactions

Significant related party transactions, which also constitute as connected transactions under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), required to be disclosed in accordance with Chapter 14 of the Listing Rules, are disclosed in notes 35(b), 36(b) and 38(a) to (c) to the accounts. In respect of transactions as referred in note 38(a) to the accounts, Messrs Yu Lup Fat Joseph and Lee Ka Lun, the independent non-executive directors of the Company, have confirmed that the transactions have been performed in accordance with the terms of the agreements covering such transactions.

Directors' interests in equity or debt securities

As at 31st December 2001, the interests of the Directors in the equity or debt securities of the Company and its associated corporations (within the meaning of SDI Ordinance), as recorded in the register maintained by the Company under Section 29 of the SDI Ordinance or as notified to the Company were as follows:

	Personal Interests	Family Interests
The Company		
(Ordinary shares of HK$0.10 each)		
Mr Liu Jinxiang	360,000	—
Mr Xie Shuwen	300,000	—
Mr Liang Ningguang	200,000	60,000
Mr Cai Hanxiang	300,000	—
Mr Wong Chi Keung	500,000	—
Ms Yan Yuk Fung	500,000	—
GZI Transport, a subsidiary of the Company		
(Ordinary shares of HK$0.10 each)		
Mr Yin Hui	290,000	—
Mr Wong Chi Keung	158,000	—
Ms Yan Yuk Fung	100,000	—

As at 31st December 2001, the following directors of the Company had interests recorded in the register maintained under Section 29 of the SDI Ordinance being options granted under the share option schemes of (i) the Company and (ii) GZI Transport to subscribe for ordinary shares in the respective companies :

(i) The Company

			Number of options			
Name of Director	**Date of grant**	**Exercise price per share** HK$	**outstanding as at 1st January 2001**	**lapsed during the year** (a)	**exercised during the year**	**outstanding as at 31st December 2001**
Mr Liu Jinxiang	14/12/1999	0.5008(c)	1,400,000	—	360,000	1,040,000 (d)
Mr Zhang Bohua *	06/03/1995	1.0016	600,000	600,000	—	—
	23/02/1998	0.7344(b)	1,200,000	—	—	N/A
	14/12/1999	0.5008(c)	1,100,000	—	—	N/A
Mr Xie Shuwen	23/02/1998	0.7344(b)	1,000,000	—	—	1,000,000
	14/12/1999	0.5008(c)	1,000,000	—	300,000	700,000
Mr Liang Ningguang	06/03/1995	1.0016	550,000	550,000	—	—
	23/02/1998	0.7344(b)	1,000,000	—	—	1,000,000
	14/12/1999	0.5008(c)	1,200,000	—	360,000(e)	840,000 (f)
Mr Xiao Boyan	23/02/1998	0.7344(b)	1,000,000	—	—	1,000,000
	14/12/1999	0.5008(c)	1,000,000	—	300,000	700,000
Mr Cai Hanxiang	06/03/1995	1.0016	550,000	550,000	—	—
	14/12/1999	0.5008(c)	1,000,000	—	300,000	700,000
Mr Dong Huiyan	06/03/1995	1.0016	550,000	550,000	—	—
	23/02/1998	0.7344(b)	1,000,000	—	—	1,000,000
	14/12/1999	0.5008(c)	1,000,000	—	300,000	700,000
Mr Li Jiaqiang	23/02/1998	0.7344(b)	1,000,000	—	—	1,000,000
	14/12/1999	0.5008(c)	1,000,000	—	300,000	700,000
Mr Shi Jinling	14/12/1999	0.5008(c)	1,000,000	—	—	1,000,000
Mr Wong Chi Keung	14/12/1999	0.5008(c)	1,000,000	—	300,000	700,000
Ms Yan Yuk Fung	14/12/1999	0.5008(c)	800,000	—	—	800,000

Notes :

(a) The share options were expired on 5th March 2001.

(b) The share options are exercisable from the date of grant to the business day preceding 21st November 2002.

(c) The share options are exercisable from the first anniversary of the date of grant to the business day preceding the sixth anniversary of the date of grant, of which a maximum of 30 per cent and 100 per cent thereof are exercisable from the first and second anniversaries of the date of grant respectively.

(d) These interests include options to subscribe for 200,000 shares in the Company held by his spouse.

(e) These interests include options to subscribe for 60,000 shares in the Company exercised by his spouse during the year.

(f) These interests include options to subscribe for 140,000 shares in the Company held by his spouse.

(g) The cash consideration paid by each director of the Company for each grant of option by the Company was HK$10.

(ii) GZI Transport

Name of Director	Date of grant	Exercise price per share HK$	Number of options: outstanding as at 1st January 2001	exercised during the year	outstanding as at 31st December 2001
Mr Liu Jinxiang	22/12/1999	0.9984	10,000,000	324,000	9,676,000
Mr Zhang Bohua *	07/04/2000	0.7520	900,000	270,000	N/A
Mr Xie Shuwen	07/04/2000	0.7520	800,000	240,000	560,000
Mr Liang Ningguang	06/08/1997	2.4080	500,000	—	500,000
	22/12/1999	0.9984	8,670,000	270,000	8,400,000
Mr Xiao Boyan	06/08/1997	2.4080	500,000	—	500,000
Mr Cai Hanxiang	06/08/1997	2.4080	500,000	—	500,000
Mr Dong Huiyan	07/04/2000	0.7520	800,000	240,000	560,000
Mr Li Jiaqiang	07/04/2000	0.7520	450,000	134,000	316,000
Mr Shi Jinling	07/04/2000	0.7520	450,000	—	450,000
Mr Yin Hui	06/08/1997	2.4080	600,000**	—	600,000
	22/12/1999	0.9984	3,610,000**	—	3,610,000
Mr Wong Chi Keung	07/04/2000	0.7520	450,000	134,000	316,000
Ms Yan Yuk Fung	07/04/2000	0.7520	450,000	—	450,000

The share options are exercisable from the first anniversary of the date of grant to the business day preceding the sixth anniversary of the date of grant, of which a maximum of 30 per cent, 60 per cent and 100 per cent thereof are exercisable from the first, second and third anniversaries of the date of grant respectively. The cash consideration paid by each director of the Company for each grant of option by GZI Transport was HK$10.

* Mr Zhang Bohua resigned as director of the Company with effect from 1st August 2001

** Balance as at 19th June 2001, date of appointment of Mr Yin Hui as director of the Company

Save as disclosed herein at no time during the year, the directors of the Company (including their spouse and children under 18 years of age) had any interest in, or had been granted, or exercised, any rights to subscribe for the equity or debt securities of the Company or its associated corporations (within the meaning of the SDI Ordinance) which were required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Section 28 of the SDI Ordinance (including interests which they were deemed or taken to have under Section 31 or Part I of the Schedule to the SDI Ordinance) or which were required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

Save as disclosed herein, at no time during the year was the Company, its subsidiaries, or its fellow subsidiaries a party to any arrangement to enable the directors of the Company (including their spouse and children under 18 years of age) to acquire benefits by means of acquisition of shares in, or debentures of, the Company or any other body corporate.

Substantial shareholders

As at 31st December 2001, those persons or corporations having an interest in 10 per cent or more of the issued share capital of the Company as recorded in the register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance were as follows:

Substantial shareholders	**Number of ordinary shares held**	**Note**
Yue Xiu	1,702,182,734	(a)
Excellence Enterprises Co., Ltd.	1,669,474,734	(b)
Bosworth International Limited	774,772,574	(c)
Sun Peak Enterprises Ltd.	565,683,000	(c)
Novena Pacific Limited	565,683,000	(d)

Notes:

(a) This interest represents the total number of ordinary shares of the Company held by Yue Xiu and its subsidiaries where Yue Xiu is taken to be interested in such shares under Section 8 of the SDI Ordinance.

(b) Subsidiary of Yue Xiu and its interest in the ordinary shares of the Company is duplicated in the interest of Yue Xiu.

(c) Subsidiaries of Excellence Enterprises Co., Ltd. and their interests in the ordinary shares of the Company are duplicated in the interest of Excellence Enterprises Co., Ltd.

(d) Subsidiary of Sun Peak Enterprises Ltd. and its interest in the ordinary shares of the Company is duplicated in the interest of Sun Peak Enterprises Ltd.

Save as disclosed herein, no other person is recorded in the register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance as having an interest in 10 per cent or more of the issued share capital of the Company.

Share Options

(i) The Company

Pursuant to share option schemes ("Share Option Schemes") approved by shareholders on 21st November 1992 and 23rd June 1998, the directors of the Company may, at their discretion, offer to directors and employees of the Company or any of its subsidiaries options to subscribe for ordinary shares ("Shares") in the Company. The Share Option Schemes are designed to act as an incentive to employees and executives of the Group and shall expire at 5:01 p.m. on the business day preceding 21st November 2002 and 23rd June 2008 respectively. The maximum number of Shares in respect of options may be granted under the Share Option Schemes (including Shares issued or issuable under the Share Option Schemes) is 10 per cent of the issued share capital of the Company from time to time (excluding Shares issued upon exercise of the options under the Share Option Schemes). The maximum entitlement of each participant is 25 per cent of the aggregate number of Shares issued or issuable under the Share Option Schemes. The exercise price was determined by the board of directors of the Company and being equal to the higher of (a) the nominal value of the Share; and (b) not less than 80 per cent of the average closing prices of the Shares on the Stock Exchange's daily quotation sheets for the five trading days immediately preceding (in the case of the share option scheme adopted on 21st November 1992) the date of offer or (in the case of the share option scheme adopted on 23rd June 1998) the date of grant of an option. The cash consideration to be paid for each grant of option is HK$10, with full payment of the exercise price to be made upon exercise of an option.

Movements of the options of the Company, which have been granted under the Share Option Schemes, during the year were as follows:

	Number of options							
	outstanding as at 1st January 2001	lapsed during the year	exercised during the year	outstanding as at 31st December 2001	Exercise price per share HK$	Date of grant	Exercisable period (3)	Weighted average closing price (4) HK$
Directors	2,250,000	2,250,000	—	—	1.0016	06/03/1995	06/03/1995-05/03/2001	N/A
	5,000,000	—	—	5,000,000	0.7344	23/02/1998	23/02/1998-20/11/2002	N/A
	10,400,000	—	2,520,000	7,880,000	0.5008	14/12/1999	14/12/2000-13/12/2005	0.77
Employees	16,598,000	16,598,000	—	—	1.0016	06/03/1995	06/03/1995-05/03/2001	N/A
	17,600,000	—	—	17,600,000	0.7344	23/02/1998	23/02/1998-20/11/2002	N/A
	70,000,000	—	—	70,000,000	0.3936	04/09/1998	04/09/1999-03/09/2004	N/A
	53,626,000	—	9,132,000	44,494,000	0.5008	14/12/1999	14/12/2000-13/12/2005	0.73
Total	175,474,000	18,848,000	11,652,000	144,974,000				

Notes :

1. No options have been granted or cancelled during the year.
2. The options granted on 4th September 1998 and 14th December 1999 are exercisable in 2 tranches.
3. If the last day of the exercisable period is not a business day, the exercisable period will expire on the business day preceding thereof.
4. The weighted average closing price of the shares of the Company immediately before the dates on which the options are exercised.

(ii) GZI Transport

Movements during the year of the options granted under the share option scheme of GZI Transport to the employees of the Group other than the directors of the Company as disclosed on page 22 were as follows :

	Number of options					
	outstanding as at 1st January 2001	exercised during the year	outstanding as at 31st December 2001	Exercise price per share HK$	Date of grant	Exercisable period (3)
Employees	21,400,000	—	21,400,000	2.4080	06/08/1997	06/08/1998 - 05/08/2003
	23,502,000	—	23,502,000	0.7632	04/09/1998	04/09/1999 - 03/09/2004
	15,060,000	2,854,000	12,206,000	0.9984	22/12/1999	22/12/2000 - 21/12/2005
	13,550,000	2,414,000	11,136,000	0.7520	07/04/2000	07/04/2001 - 06/04/2006

Notes:

1. No options have been granted, cancelled or lapsed during the year.
2. All options are exercisable in 3 tranches.
3. If the last day of the exercisable period is not a business day, the exercisable period will expire on the business day preceding thereof.

Independent non-executive directors' fees

Two independent non-executive directors of the Company each received HK$38,000 as directors' fees for the year ended 31st December 2001.

Management contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Major customers and suppliers

No disclosures with regard to the Group's major customers and suppliers are made since the aggregate percentages of sales and purchases attributable to the Group's five largest customers and suppliers are less than 30 per cent of the Group's total sales and purchases respectively.

Report of the Directors

Pension scheme arrangements

The Group operates a pension scheme for Hong Kong employees. The scheme is a defined contribution scheme and is administered by independent trustees. In relation to each employee, the employee contributes 5 per cent and the Group contributes 5 per cent to 15 per cent of the employee's basic salary to the scheme. There were no significant forfeited contributions in respect of employees who left the scheme prior to vesting fully in the contributions during the year and as at 31st December 2001.

The Group also participates in the Mandatory Provident Fund Scheme ("MPF" Scheme) for Hong Kong employees. The Group's MPF Scheme contributions are at 5 per cent of the employee's relevant income as defined in the Hong Kong Mandatory Provident Fund Schemes Ordinance up to a maximum of HK$1,000 per employee per month. The employees also contribute a corresponding amount to the MPF Scheme from 31st December 2000 if their relevant income is more than HK$4,000 per month. The MPF contributions are fully and immediately vested in the employees as accrued benefits once they are paid.

Certain subsidiaries of the Company in Mainland China ("China") are required to participate in a defined contribution retirement plan organised by the Guangzhou Municipal People's Government. All Chinese workers are entitled to a pension equal to a fixed proportion of their ending basic salary amount at their retirement date except for a substantial number of staff members of five subsidiaries in China who are employed by Guangzhou Highways Development Company ("GHDC"), the local partner, pursuant to fixed cost services agreements (the "Services Agreements") executed between these subsidiaries and GHDC. Pursuant to the Services Agreements, details of which are disclosed in note 38(a) to the accounts, GHDC assumes full responsibility for the salaries and all statutory benefits, insurance and welfare funds required to be paid pursuant to relevant laws and regulations of China to the staff members and workers employed by GHDC to perform their duties required under the Services Agreements. The other subsidiaries are required to make contributions to the retirement plan at the rates of 16 per cent to 24 per cent of the basic salaries of their staff members.

The Group's contribution is charged to its profit and loss account and expenses incurred by the Group for the year amounted to HK$40,825,000.

Compliance with the Code of Best Practice of the Listing Rules

In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in appendix 14 of the Listing Rules throughout the year ended 31st December 2001. The independent non-executive directors are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Articles of Association.

Audit committee

Pursuant to the Listing Rules, an audit committee (the "Audit Committee"), comprising two independent non-executive directors, namely Mr Yu Lup Fat Joseph and Mr Lee Ka Lun, was established.

By reference to "A Guide for The Formation of An Audit Committee" published by the Hong Kong Society of Accountants, written terms of reference which describe the authority and duties of the Audit Committee were prepared and adopted by the board of directors of the Company. The principal activities of the Audit Committee include the review and supervision of the Group's financial reporting process and internal controls.

Subsequent events

Details of subsequent events are set out in note 39 to the accounts.

Auditors

The accounts have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board
Liu Jinxiang
Chairman

Hong Kong, 19th April 2002

Auditors' Report

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central, Hong Kong

AUDITORS' REPORT TO THE SHAREHOLDERS OF
GUANGZHOU INVESTMENT COMPANY LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 29 to 94 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2001 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 19th April 2002

Consolidated Profit and Loss Account

For the year ended 31st December 2001

	Note	2001 HK$'000	As restated 2000 HK$'000
Turnover	3	**3,374,335**	3,380,717
Cost of sales		**(2,124,257)**	(2,069,837)
Gross profit		**1,250,078**	1,310,880
Other revenues	3	**70,278**	97,612
Selling and distribution expenses		**(140,417)**	(145,007)
Administrative expenses		**(504,537)**	(491,852)
Other net operating expenses		**(62,489)**	(75,712)
Gain on disposal of subsidiaries		**4,207**	8,602
Revaluation (deficit)/surplus on investment properties		**(28,404)**	62,314
Provision for diminution in value of property held for development		**(14,000)**	—
Provision for impairment of goodwill	4	**—**	(157,243)
Operating profit	5	**574,716**	609,594
Finance costs	6	**(256,048)**	(272,533)
Share of profits less (losses) of			
Jointly controlled entities		**(18,109)**	(11,709)
Associated companies		**139,985**	121,310
Profit before taxation		**440,544**	446,662
Taxation	7	**(92,755)**	(84,323)
Profit after taxation		**347,789**	362,339
Minority interests		**(308,007)**	(308,757)
Profit attributable to shareholders	8 & 28	**39,782**	53,582
Earnings per share	9		
Basic		**1.00 cent**	1.36 cents
Fully diluted		**0.99 cent**	1.35 cents

Consolidated Balance Sheet

As at 31st December 2001

	Note	2001 HK$'000	As restated 2000 HK$'000
Interests in toll highways and bridges	12	**2,272,680**	2,593,742
Other intangible assets	13	**(10,777)**	—
Fixed assets	14(a)	**4,143,278**	4,246,648
Interests in jointly controlled entities	16	**1,307,158**	1,141,268
Interests in associated companies	17	**1,728,407**	1,733,634
Investment securities and other investments	18	**272,392**	339,056
Current assets			
Properties held for/under development	19	**5,740,219**	5,917,254
Properties held for sale	20	**1,310,486**	909,361
Interests in property development projects	21	**93,728**	100,300
Inventories	22	**316,807**	250,770
Due from			
-Related companies	23	**29,138**	—
-Minority shareholders	23	**6,339**	18,710
Accounts receivable, prepayment and deposits	24	**1,129,615**	1,023,057
Bank deposits	25 & 37(b)	**211,570**	217,028
Bank balances and cash	25	**1,410,515**	1,113,347
		10,248,417	9,549,827
Current liabilities			
Accounts payable and accrued charges	26	**819,352**	731,958
Due to minority shareholders	23	**104,203**	—
Bank loans			
-Secured	37	**249,533**	283,247
-Unsecured		**555,844**	846,232
Bank overdrafts-unsecured		**22,053**	18,284
Current portion of long-term liabilities	29	**801,424**	1,302,360
Taxation payable		**78,615**	109,210
Dividend payable to minority shareholders		**—**	15,060
		2,631,024	3,306,351
Net current assets		**7,617,393**	6,243,476
Total assets less current liabilities		**17,330,531**	16,297,824

Consolidated Balance Sheet

As at 31st December 2001

	Note	2001 HK$'000	As restated 2000 HK$'000
Financed by:			
Share capital	27	**400,829**	393,762
Reserves	28(a)	**6,129,709**	6,091,784
Shareholders' funds		**6,530,538**	6,485,546
Minority interests		**6,425,518**	6,424,889
Non-current liabilities			
Long term borrowings	29	**4,361,175**	3,373,912
Deferred taxation	30	**13,300**	13,477
		17,330,531	16,297,824

Liu Jinxiang
Director

Xie Shuwen
Director

Balance Sheet

As at 31st December 2001

	Note	2001 HK$'000	2000 HK$'000
Fixed assets	14(b)	**28,544**	30,660
Investments in subsidiaries	15	**6,375,428**	6,187,522
Current assets			
Other receivables, prepayments and deposits	24	**5,432**	4,526
Bank deposits	25 & 37(b)	**171,028**	217,028
Bank balances and cash	25	**161,099**	219,860
		337,559	441,414
Current liabilities			
Other payables and accrued charges	26	**33,780**	37,881
Bank loans-unsecured		—	380,310
Current portion of long-term liabilities	29	**381,691**	321,142
		415,471	739,333
Net current liabilities		**(77,912)**	(297,919)
Total assets less current liabilities		**6,326,060**	5,920,263
Financed by:			
Share capital	27	**400,829**	393,762
Reserves	28(b)	**4,935,317**	4,922,443
Shareholders' funds		**5,336,146**	5,316,205
Non-current liabilities	29	**989,914**	604,058
		6,326,060	5,920,263

Liu Jinxiang
Director

Xie Shuwen
Director

Consolidated Cash Flow Statement

For the year ended 31st December 2001

	Note	2001 HK$'000	2000 HK$'000
Net cash inflow from operating activities	32(a)	**487,777**	629,278
Returns on investments and servicing of finance			
Interest received		**34,233**	41,464
Interest paid		**(239,398)**	(275,921)
Interest element of finance leases rental payments		**(116)**	(131)
Interest on convertible bonds		**(20,378)**	(17,156)
Dividends received from jointly controlled entities and associated companies		**131,335**	164,239
Dividends received from other investments		**34,845**	55,528
Dividends paid to minority shareholders		**(143,307)**	(183,610)
Net cash outflow from returns on investments and servicing of finance		**(202,786)**	(215,587)
Taxation			
Hong Kong profits tax paid		**(15,342)**	(14,677)
Overseas taxation paid		**(72,387)**	(30,063)
Total taxation paid		**(87,729)**	(44,740)
Investing activities			
Purchases of fixed assets		**(222,714)**	(324,609)
Sale of fixed assets		**49,466**	85,536
Purchase of subsidiaries	32(d)	**—**	29,423
Increase in shareholdings of subsidiaries		**(173,000)**	—
Sale of a subsidiary	32(e)	**114,697**	(2,760)
Issue of a subsidiary's shares		**6,175**	—
Capital injection to investments in a subsidiary, associated companies and jointly controlled entities		**(79,721)**	(148,885)
Purchases of other investments		**(101,188)**	—
Return of investment from other investments		**46,843**	61,180
Deposit for investment in a subsidiary		**(44,144)**	—
Sale of investment securities and other investments		**166,184**	3,101
Advance to associated companies and jointly controlled entities		**(19,463)**	(132,764)
Decrease in pledged deposits and bank deposit with maturity date over three months		**5,458**	8,048
Net cash outflow from investing activities		**(251,407)**	(421,730)
Net cash outflow before financing		**(54,145)**	(52,779)

Consolidated Cash Flow Statement

For the year ended 31st December 2001

	Note	2001 HK$'000	2000 HK$'000
Financing	32(b)		
Issue of ordinary shares		**5,804**	535
(Repayment to)/advance from associated companies and jointly controlled entities		**(64)**	24,007
New bank loans		**1,139,345**	790,697
Repayment of bank loans		**(760,415)**	(1,102,654)
Redemption of convertible bonds		**(95,000)**	—
Addition of loans from a shareholder, related companies and minority shareholders		**44,191**	170,842
Addition of other borrowings		**3,510**	4,150
Repayment of capital element of finance leases		**(385)**	(3,284)
Capital contribution by minority shareholders of subsidiaries		**10,558**	5,364
Net cash inflow/(outflow) from financing		**347,544**	(110,343)
Increase/(decrease) in cash and cash equivalents		**293,399**	(163,122)
Cash and cash equivalents at 1st January		**1,095,063**	1,258,185
Cash and cash equivalents at 31st December		**1,388,462**	1,095,063

Analysis of balances of cash and cash equivalents

	2001 HK$'000	2000 HK$'000
Bank balances and cash	**1,410,515**	1,113,347
Bank overdrafts	**(22,053)**	(18,284)
	1,388,462	1,095,063

Consolidated Statement of Recognised Gains and Losses

For the year ended 31st December 2001

	Note	**2001** **HK$'000**	As restated 2000 HK$'000
Exchange gain on translation of overseas subsidiaries, associated companies and jointly controlled entities	28	**2,778**	290
Profit for the year	28	**39,782**	53,582
Less: Release of reserve upon the disposal of properties held for/under development and properties held for sale to the profit and loss account	28	**(14,626)**	(22,899)
Total recognised gains		**27,934**	30,973
Share of reserves upon further acquisition of interest in an associated company	28	**637**	—
Release of goodwill and reserves upon disposal or winding up of subsidiaries, associated companies and jointly controlled entities	28	**(25,783)**	6,742
Goodwill eliminated directly against reserves	28	**—**	(239,771)
		2,788	(202,056)
Cumulative effect of changes in accounting policy adopted on 1st January 2001:			
Retained earnings 1st January -effect of adoption of SSAP 30	28	**(215,511)**	(157,539)

Notes to the Accounts

1 Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). They have been prepared under the historical cost convention except that investment properties are stated at fair value.

In the current year, the Group adopted the following Statements of Standard Accounting Practice ("SSAPs") issued by the HKSA which are, unless otherwise stated, effective for accounting periods commencing on or after 1st January 2001:

SSAP 9 (revised)	:	Events after the balance sheet date
SSAP 14 (revised)	:	Leases (effective for periods commencing on or after 1st July 2000)
SSAP 26	:	Segment reporting
SSAP 28	:	Provisions, contingent liabilities and contingent assets
SSAP 29	:	Intangible assets
SSAP 30	:	Business combinations
SSAP 31	:	Impairment of assets
SSAP 32	:	Consolidated financial statements and accounting for investments in subsidiaries

2 Principal accounting policies

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a) Group accounting

(i) Consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31st December. Subsidiaries are those entities in which the Group controls the composition of the Board of Directors, controls more than half the voting power or holds more than half of the issued share.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

2 **Principal accounting policies** (cont'd)

(a) Group accounting (cont'd)

(i) Consolidation (cont'd)

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill/negative goodwill or goodwill/negative goodwill taken to reserves which was not previously charged or recognised in the consolidated profit and loss account.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(ii) Jointly controlled entities

A jointly controlled entity is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group's share of the results of jointly controlled entities for the year, and the consolidated balance sheet includes the Group's share of the net assets of the jointly controlled entities and also goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

(iii) Associated companies

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies and also goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

2 **Principal accounting policies** (cont'd)

(a) Group accounting (cont'd)

(iv) Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheets of subsidiaries, jointly controlled entities and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

(b) Fixed assets

(i) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties held on leases with unexpired periods greater than 20 years are valued annually by independent valuers. The valuations are on an open market value basis related to individual properties and separate values are not attributed to land and buildings. The valuations are incorporated in the annual accounts. Increases in valuation are credited to the investment properties revaluation reserve. Decreases in valuation are first set off against increases on earlier valuations on a portfolio basis and thereafter are debited to operating profit. Any subsequent increases are credited to operating profit up to the amount previously debited.

Investment properties held on leases with unexpired periods of 20 years or less are depreciated over the remaining portion of the leases.

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the investment properties revaluation reserve to the profit and loss account.

2 **Principal accounting policies** (cont'd)

(b) Fixed assets (cont'd)

(ii) Other properties

Other properties are interests in land and buildings other than investment properties and are stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation on leasehold land and buildings is calculated to write off their cost less accumulated impairment losses over the unexpired periods of the leases or their expected useful lives to the Group, whichever is shorter. The principal annual rates used for this purpose are 2 per cent to 7 per cent per annum.

(iii) Production facilities under construction

Production facilities under construction are stated at cost which comprise costs of construction, purchase cost of plant and machinery pending installation and interest charges arising from borrowings used to finance the construction.

No depreciation is provided for production facilities under construction until they are completed and put into commercial use.

(iv) Other fixed assets

Other fixed assets, comprising plant and machinery and tools, leasehold improvements, furniture, fixtures and office equipment and motor vehicles are stated at cost less accumulated depreciation and accumulated impairment losses.

Other fixed assets are depreciated at rates sufficient to write off their cost less accumulated impairment losses over their estimated useful lives on a straight-line basis. The principal annual rates are as follows:

Plant and machinery and tools	5 to 33 per cent
Leasehold improvements, furniture, fixtures and office equipment	20 per cent
Motor vehicles	20 to 33 per cent

The plant components are depreciated over the period to overhaul. Major costs incurred in restoring the plant components to its normal working condition to allow continued use of the overall asset are capitalised and depreciated over the period to the next overhaul.

Improvements are capitalised and depreciated over their expected useful lives to the Group.

2 **Principal accounting policies** (cont'd)

(b) Fixed assets (cont'd)

(v) Impairment and gain or loss on disposal of fixed assets

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation decrease.

The gain or loss on disposal of a fixed asset other than investment properties is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained profits and is shown as a movement in reserves.

(c) Assets under leases

(i) Finance leases

Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the leases at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in non-current liabilities. The finance charges are charged to the profit and loss account over the lease periods.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

(ii) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

2 **Principal accounting policies** (continued)

(d) Interests in toll highways and bridges

Interests in toll highways and bridges represent their respective operating rights.

Amortisation of interests in toll highways and bridges is provided on the basis of a sinking fund calculation where annual amortisation amounts compounded at predetermined rates will be equal to the cost of the relevant toll highways and bridges at the end of the joint venture periods.

The sinking fund rates have been reviewed during the year with reference to the revised traffic flow projections of the respective toll highways and bridges. As a result, the rates have been changed to 0.8 - 4.8 per cent (2000: 3.9 - 7.0 per cent) per annum. The effect on the financial statements for the year ended 31st December 2001 is to increase the depreciation charge for the year by HK$21,056,000.

(e) Intangibles

(i) Goodwill/negative goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary/associated company/jointly controlled entity at the date of acquisition.

In accordance with SSAP 30, goodwill on acquisitions occurring on or after 1st January 2001 is included in intangible assets and is amortised over its estimated useful life. Goodwill on acquisition of subsidiary/associated company/jointly controlled entity engaged in the operation of toll highways or bridges is amortised on the basis of a sinking fund calculation over the period for which the Group is granted the rights to operate the highways or bridges. For all other acquisitions, goodwill is generally amortised using the straight-line method over the maximum period of 20 years. Where an indication of impairment exists, the carrying amount of goodwill is assessed and written down immediately to its recoverable amount.

Goodwill on acquisitions that occurred prior to 1st January 2001 was written off against reserves. The Group has taken advantage of the transitional provision 1(a) in SSAP 30 "Business combinations", that goodwill previously written off against reserves has not been restated. However, where an impairment loss has arisen since the date of acquisition on goodwill previously written off against reserves, and previously there was not a policy to recognise such impairment losses, this change in accounting policy has been applied retrospectively and the impairment losses have been recognised as a prior year adjustment to opening retained earnings in accordance with SSAP 2 "Net profit or loss for the period, fundamental errors and changes in accounting policies". The comparative accounts for 2000 have been restated to conform to the changed policy. As detailed in note 28, the opening retained earnings for 2000 have been reduced by HK$157,539,000 which is the amount of the adjustment in respect of impairment of goodwill relating to periods prior to 2000. This change has also resulted in a reduction in profit attributable to shareholders by HK$57,972,000 for impairment of goodwill for the year ended 31st December 2000.

2 Principal accounting policies (cont'd)

(e) Intangibles (cont'd)

(i) Goodwill/negative goodwill (cont'd)

Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition.

For acquisitions after 1st January 2001, negative goodwill is presented in the same balance sheet classification as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities at the date of acquisition, that portion of negative goodwill is recognised in the profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the profit and loss account over the remaining weighted average useful life of those assets; negative goodwill in excess of the fair values of those non-monetary assets is recognised in the profit and loss account immediately.

For acquisitions prior to 1st January 2001, negative goodwill was taken directly to reserves on acquisition. The Group has taken advantage of the transitional provisions in SSAP 30 and such negative goodwill has not been restated.

The gain or loss on disposal of an entity includes the unamortised balance of goodwill relating to the entity disposed of or, for acquisitions prior to 1st January 2001, the related goodwill written off against reserves to the extent it has not previously been realised in the profit and loss account.

(ii) Research and development costs

Research costs are expensed as incurred. Costs incurred on development projects relating to the design and testing of new or improved products are recognised as an intangible asset where the technical feasibility and intention of completing the product under development has been demonstrated and the resources are available to do so, costs are identifiable and there is an ability to sell or use the asset that will generate probable future economic benefits. Such development costs are recognised as an asset and amortised on a straight-line basis over a period of not more than 5 years to reflect the pattern in which the related economic benefits are recognised. Development costs that do not meet the above criteria are expensed as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

(iii) Impairment of intangible assets

Where an indication of impairment exists, the carrying amount of any intangible asset, including goodwill previously written off against reserves, is assessed and written down immediately to its recoverable amount.

2 **Principal accounting policies** (cont'd)

(f) Investments securities and other investments

(i) Investment securities

Investment securities are stated at cost less any provision for impairment losses.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss account. This impairment loss is written back to the profit and loss account when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(ii) Other investments

Other investments held for long-term are stated at cost less any aggregate amortisation and any provision for impairment losses that the Directors consider diminution in value other than temporary has taken place. If the rights and interest in investments are surrendered by the Group upon the termination of related joint venture period, amortisation is provided to write off its cost over the joint venture period on the straight-line basis. The results of other investments are accounted for on the basis of dividends received and receivable.

(g) Properties held for/under development

Properties held for/under development are stated at cost which comprises land cost, development and construction expenditures net of incidental rental income, borrowing costs capitalised and other direct costs attributable to the development, plus attributable profits recognised on the basis set out in note 2(p)(ii) taken up to date, less provisions for foreseeable losses and sales instalments received.

(h) Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value. Cost includes land cost, development and construction expenditure, borrowing costs capitalised and other incidental costs. Net realisable value is the estimated price at which a property can be realised less related expenses.

2 **Principal accounting policies** (cont'd)

(i) Interests in property development projects

Interests in property development projects are stated at cost which comprises development cost contributed towards the project, borrowing costs capitalised and other incidental costs, less provision, if necessary, for diminution in value. The results of these projects are accounted for in the accounts only to the extent of actual proceeds or distributions of assets received and receivable by the Group.

(j) Inventories

Inventories, comprise stock and work in progress, are stated at the lower of cost and net realisable value. Cost, calculated on the weighted average basis, comprises direct materials, direct labour and an appropriate proportion of all production overhead expenditure. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(k) Accounts receivable

Provision is made against accounts receivable to the extent that they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

(l) Convertible bonds

Convertible bonds are stated at the aggregate of the net proceeds from the issue less amount converted into shares. The net proceeds represent the consideration received on the issue of bonds after deduction of issuing costs. Issuing costs which comprise costs incurred directly in connection with the issue of bonds are amortised on a straight-line basis over the terms of the bonds which is the earliest date at which the bonds would be redeemed.

When bonds are converted into shares, the amount recognised in respect of the shares issued upon conversion is the amount at which the liability of the bonds is stated as at the date of conversion less the related unamortised issuing costs attributable to the bonds converted.

Provision has been made for premium on redemption, which represents the difference between the principal and the redeemed amount. Premium on redemption was charged to the profit and loss account on a straight-line basis over the terms of the bonds.

2 Principal accounting policies (cont'd)

(m) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks and bank overdrafts.

(n) Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

(o) Deferred taxation

Deferred taxation is accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future.

2 **Principal accounting policies** (cont'd)

(p) Revenue and profit recognition

(i) Revenues arising from the sale of properties held for sale are recognised on the execution of the legally binding contracts of sale.

(ii) The recognition of revenues from the sale of properties held for/under development in advance of completion commences when a legally binding contract of sale has been executed.

When properties held for/under development are sold in advance of completion, and there is reasonable certainty as to the outcome of the property development projects, the total estimated profit is apportioned over the entire period of construction to reflect the progress of the development. The profit is computed each year as a proportion of the total estimated profit to completion, the proportion used being the proportion of construction costs incurred at the balance sheet date to total estimated construction costs to completion, limited to the amount of sales instalments received and subject to due allowance for contingencies.

Where purchasers fail to pay the balance of the purchase price on completion and the Group exercises its rights to resell the property, sales deposits and instalments received in advance of completion are forfeited and credited to operating profit, any profits previously recognised in accordance with the aforesaid policy are reversed.

(iii) Operating lease rental income is recognised on a time proportion basis.

(iv) Revenue from property management is recognised in the year in which the services are rendered.

(v) Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

(vi) Toll revenue, net of revenue tax, is recognised on a receipt basis.

(vii) Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(viii) Dividend income is recognised when the right to receive payment is established.

(ix) Agency fee revenue from property broking are recognised when the relevant agreement becomes unconditional or irrevocable.

2 **Principal accounting policies** (cont'd)

(q) Retirement benefit costs

The Group's contributions to the defined contribution retirement schemes are expensed as incurred and reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. The assets of the scheme are held separately from those of the Group in an independently administered fund.

(r) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(s) Segment reporting

In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

Unallocated costs represent corporate expenses. Segment assets consist primarily of intangible assets, fixed assets, inventories, properties held for/under development, properties held for sale, property development projects, receivables, interests in jointly controlled entities and associated companies. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to fixed assets (note 14), including additions resulting from acquisitions through purchases of subsidiaries (note 32(d)).

In respect of geographical segment reporting, sales are based on the country in which the customer is located. Total assets and capital expenditure are where the assets are located.

3 Turnover, revenue and segment information

The Group is principally engaged in development, operation and management of toll highways and bridges, development, selling and management of properties and holding of investment properties, manufacturing and selling of newsprint, corrugated paper, cement and ready-mixed concrete. Revenues recognised during the year are as follows:

	2001	2000
	HK$'000	HK$'000
Turnover		
Net toll revenue from toll operations	**418,616**	489,744
Sales of properties	**439,166**	528,237
Gross rental income	**141,555**	139,396
Property management fee income	**10,080**	9,704
Sales of newsprint and corrugated paper	**1,330,720**	1,152,611
Sales of cement and ready-mixed concrete	**1,019,564**	1,056,735
Sales of computer software system	**14,634**	4,290
	3,374,335	3,380,717
Other revenues		
Dividend income	**34,845**	55,528
Interest income	**34,233**	41,464
Agency fee income	**1,200**	620
	70,278	97,612
Total revenues	**3,444,613**	3,478,329

Primary reporting format-business segments

The Group is organised mainly in Hong Kong and Mainland China into four main business segments:

- Toll operations-development, operation and management of toll highways and bridges
- Properties-development, selling and management of properties and holding of investment properties
- Paper-manufacturing and selling of newsprint and corrugated paper
- Cement-manufacturing and selling of cement and ready-mixed concrete

Other operations of the Group mainly comprise investment holding and high technology business, neither of which are of a sufficient size to be reported separately.

There are no sales between the business segments.

3 Turnover, revenue and segment information (cont'd)

Secondary reporting format-geographical segments

The Group's four business segments are mainly managed in Hong Kong and Mainland China:

Hong Kong-properties and cement
Mainland China-properties, paper, cement and toll operations
Others-properties

There are no sales between the geographical segments.

Primary reporting format-business segments

	Toll operations		Properties		Paper		Cement		Other operations		Group	
												As restated
	2001	2000	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Turnover	**418,616**	489,744	**590,801**	677,337	**1,330,720**	1,152,611	**1,019,564**	1,056,735	**14,634**	4,290	**3,374,335**	3,380,717
Segment results	**227,709**	157,144	**88,655**	247,093	**203,690**	147,763	**79,520**	60,975	**1,059**	(784)	**600,633**	612,191
Interest income											**34,233**	41,464
Unallocated cost											**(60,150)**	(44,061)
Finance costs											**(256,048)**	(272,533)
Share of profits less (losses) of												
Jointly controlled entities	**—**	—	**(420)**	(696)	**(22,944)**	1,183	**5,255**	(12,196)	**—**	—	**(18,109)**	(11,709)
Associated companies	**117,497**	144,777	**12,884**	(26,593)	**—**	—	**—**	—	**9,604**	3,126	**139,985**	121,310
Profit before taxation											**440,544**	446,662
Taxation											**(92,755)**	(84,323)
Profit after taxation											**347,789**	362,339
Minority interests											**(308,007)**	(308,757)
Profit attributable to shareholders											**39,782**	53,582

3 Turnover, revenue and segment information (cont'd)

Primary reporting format-business segments (cont'd)

	Toll operations		Properties		Paper		Cement		Other operations		Group	
	2001	2000	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Segment assets	**2,565,560**	2,876,845	**8,621,547**	8,559,742	**2,437,261**	2,320,120	**1,526,970**	1,494,280	**39,274**	15,446	**15,190,612**	15,266,433
Interests in jointly controlled entities	**436,592**	258,800	**264,446**	257,116	**171,000**	194,364	**435,120**	430,988	**—**	—	**1,307,158**	1,141,268
Interests in associated companies	**1,319,763**	1,340,949	**209,119**	193,596	**—**	—	**—**	—	**199,525**	199,089	**1,728,407**	1,733,634
Unallocated assets											**1,735,378**	1,462,840
Total assets											**19,961,555**	19,604,175
Segment liabilities	**25,106**	25,021	**362,617**	305,836	**190,788**	189,451	**202,830**	209,966	**4,366**	2,560	**785,707**	732,834
Unallocated liabilities											**6,219,792**	5,960,906
Total liabilities											**7,005,499**	6,693,740
Capital expenditure	**30,308**	5,903	**2,009**	3,787	**158,162**	250,813	**28,731**	62,660	**3,504**	7,114	**222,714**	330,277
Depreciation and amortisation	**88,794**	68,376	**4,446**	8,229	**129,785**	125,295	**61,277**	69,550	**1,139**	480	**285,441**	271,930
Impairment charge	**—**	157,243	**—**	—	**—**	—	**1,217**	—	**—**	—	**1,217**	157,243
Other non-cash expenses	**10,383**	—	**4,090**	34,350	**13,332**	383	**6,641**	1,806	**—**	852	**34,446**	37,391

Secondary reporting format-geographical segments

	Turnover		Segment result		Total assets		Capital expenditure	
				As restated				
	2001	2000	**2001**	2000	**2001**	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Hong Kong	**553,699**	764,730	**68,017**	103,125	**2,838,342**	2,884,270	**12,990**	22,386
Mainland China	**2,817,867**	2,613,323	**528,314**	512,323	**13,933,935**	13,707,325	**209,724**	307,891
Overseas	**2,769**	2,664	**4,302**	(3,257)	**115,615**	111,846	**—**	—
	3,374,335	3,380,717	**600,633**	612,191	**16,887,892**	16,703,441	**222,714**	330,277
Interest income			**34,233**	41,464				
Unallocated costs			**(60,150)**	(44,061)				
Operating profit			**574,716**	609,594				
Interests in jointly controlled entities					**1,307,158**	1,141,268		
Interests in associated companies					**1,728,407**	1,733,634		
Unallocated assets					**38,098**	25,832		
Total assets					**19,961,555**	19,604,175		

4 Provision for impairment of goodwill

As at 31st December 2001, the Group performed an assessment of the fair value of its goodwill that had previously been eliminated against reserves. The assessment was based on value in use of the assets as determined at the cash generating unit (the individual business operations) based on the present value of estimated future cash flows discounted at rates ranging from 9.0 per cent to 25.5 per cent. As a result, it was determined that a diminution in value of goodwill arising from the acquisition of interests in toll highways and bridges had occurred, and in accordance with the transitional provisions of SSAP 30 "Business combinations", the Group has retrospectively restated the profit for 2000 to conform to the changed policy. The opening retained earnings for 2000 have been reduced by HK$157,539,000 which is the amount of the adjustment in respect of impairment of goodwill relating to periods prior to 2000. This change has resulted in a reduction in profit attributable to shareholders by HK$57,972,000 for the year ended 31st December 2000 (notes 2(e)(i) and 28).

5 Operating profit

	2001	2000
	HK$'000	HK$'000
Operating profit is stated after crediting and charging the following:		
Crediting		
Gross rental income from investment properties	**84,898**	88,437
Less: Direct outgoings	**(5,714)**	(8,210)
Net rental income from investment properties	**79,184**	80,227
Charging		
Auditors' remuneration	**3,670**	3,888
Cost of inventories sold	**1,874,136**	1,838,192
Depreciation		
Owned fixed assets	**198,558**	205,971
Leased fixed assets	**655**	886
Amortisation of interests toll highways and bridges	**79,663**	56,255
Amortisation of other investments	**4,162**	8,818
Amortisation of goodwill	**2,244**	—
Amortisation of development costs	**159**	—
Impairment loss on plant and machinery	**1,217**	—
Loss on disposals of fixed assets	**22,715**	21,086
Staff costs (including directors' remuneration)	**202,643**	186,379
Operating leases		
Hire of plant and machinery	**11,000**	11,000
Land and buildings	**61,635**	50,348
Loss on disposal of other investment	**2,589**	—
Retirement benefit costs (note 10)	**40,825**	47,691
Write off of bad debts/provision for doubtful debts	**24,063**	37,391

6 Finance costs

	2001 **HK$'000**	2000 HK$'000
Interest on bank loans and overdrafts	**192,567**	245,506
Interest element of finance leases	**116**	131
Premium on redemption of convertible bonds	**7,248**	5,803
Other interests on		
- amounts due to minority shareholders	**38,027**	10,378
- loan from a shareholder	**833**	13,117
- loan from a related company	**6,942**	3,655
- convertible bonds	**20,378**	17,156
- other loans wholly repayable within five years	**1,029**	3,265
Total borrowing costs incurred	**267,140**	299,011
Less: amount capitalised to properties held for/under development and investment in a jointly controlled entity	**(11,092)**	(26,478)
	256,048	272,533

7 Taxation

Hong Kong profits tax has been provided at the rate of 16 per cent (2000: 16 per cent) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

The amount of taxation charged to the consolidated profit and loss account represents:

	2001 **HK$'000**	2000 HK$'000
Hong Kong profits tax		
Current	**11,592**	14,166
Overprovision in prior years	**—**	(73)
	11,592	14,093
Overseas taxation		
Current	**68,757**	53,562
Transferred to deferred taxation account (note 30(a))	**672**	2,440
	69,429	56,002
Share of taxation attributable to		
Jointly controlled entities	**248**	—
Associated companies	**11,486**	14,228
	11,734	14,228
	92,755	84,323

7 **Taxation** (cont'd)

	2001	2000
	HK$'000	HK$'000
Deferred taxation for the year has not been provided in respect of the following:		
Accelerated depreciation allowance	**4,893**	422
Tax losses	**12,240**	2,260
Other timing differences	**258**	(3,077)
	17,391	(395)

8 **Profit attributable to shareholders**

The profit attributable to shareholders is dealt with in the accounts of the Company to the extent of loss of HK$22,263,000 (2000: profit of HK$17,354,000).

9 **Earnings per share**

The calculation of basic and fully diluted earnings per share is based on the Group's profit attributable to shareholders of HK$39,782,000 (2000 as restated: HK$53,582,000).

The basic earnings per share is based on the weighted average of 3,976,268,141 (2000: 3,936,567,892) ordinary shares in issue during the year. The fully diluted earnings per share is based on 4,014,269,003 (2000: 3,976,687,142) ordinary shares which is the weighted average number of ordinary shares in issue during the year plus the weighted average of 38,000,862 (2000: 40,119,250) ordinary shares deemed to be issued at no consideration if all outstanding options has been exercised.

The outstanding convertible bonds of the Company have not been taken into account for the purpose of calculation of the diluted earnings per share as the exercise of the outstanding convertible bonds would have an anti-dilutive effect.

10 **Retirement benefit costs**

The Group's contributions to the retirement scheme for Hong Kong employees are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. There were no forfeited contributions in current year (2000: Nil).

11 Directors' and senior management's emoluments

(a) The aggregate amounts of emoluments payable to Directors of the Company during the year are as follows:

	2001	2000
	HK$'000	HK$'000
Fees	**76**	114
Basis salaries, housing allowances, share options, other allowances and benefits in kind	**15,669**	13,698
Discretionary bonuses	**4,581**	5,558
Directors' pension	**429**	365
	20,755	19,735

Directors' fees represent amounts paid to independent non-executive directors.

During the year ended 31st December 2001, certain Directors exercised their options to subscribe for the Company's and its subsidiary's ordinary shares. Details of options exercised during the year are disclosed in the Directors' Report. No options have been granted during the year.

(b) The emoluments represent the amounts paid or payable to the Directors of the Company in the respective financial years. The emoluments of the Directors fell within the following bands:

Emoluments bands	**Number of directors**	
	2001	2000
Nil - HK$1,000,000	***11**	*8
HK$1,000,001- HK$1,500,000	**2**	1
HK$1,500,001- HK$2,000,000	**1**	—
HK$2,000,001- HK$2,500,000	**3**	3
HK$2,500,001- HK$3,000,000	**1**	1
HK$3,000,001- HK$3,500,000	**—**	—
HK$3,500,001- HK$4,000,000	**—**	1
HK$4,000,001- HK$4,500,000	**1**	—

* Included two (2000: three) independent non-executive directors.

No directors waived emoluments in respect of the years ended 31st December 2001 and 2000.

(c) The five highest paid individuals are also Directors of the Company and details of their remunerations have already been disclosed above.

12 Interests in toll highways and bridges

	HK$'000
At 1st January 2001, as previously reported	—
Effect of adoption of SSAP 29	2,593,742
At 1st January 2001, as restated	2,593,742
Disposal of interests in toll highways and bridges	(241,399)
Amortisation charge	(79,663)
At 31st December 2001	2,272,680

	2001	2000
	HK$'000	HK$'000
Cost	**2,503,526**	2,776,034
Accumulated amortisation	**(230,846)**	(182,292)
Net book amount	**2,272,680**	2,593,742

Interests in highways and bridges represent their respective operating rights. Previously, the Group classified interests in toll highways and bridges under fixed assets. Effective from 1st January 2001, the Group has reclassified the interests in toll highways and bridges with a net book value of HK$2,593,742,000 as intangible assets as a result of adoption of SSAP 29 "Intangible Assets".

13 Other intangible assets

	Goodwill	**Negative goodwill**	**Development costs**	**Total**
	HK$'000	HK$'000	HK$'000	HK$'000
At 1st January 2001	—	—	—	—
Development costs recognised as an asset	—	—	**6,545**	6,545
Acquisition of subsidiaries and an associated company	**63,616**	(78,535)	—	(14,919)
Amortisation charge	**(2,244)**	—	**(159)**	(2,403)
At 31st December 2001	**61,372**	(78,535)	**6,386**	(10,777)

14 Fixed assets

(a) Group

	Investment properties HK$'000	Other properties HK$'000	Interests in toll highways and bridges HK$'000	Production facilities under construction HK$'000	Plant and machinery and tools HK$'000	Leasehold improvements, furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Cost or valuation								
At 1st January 2001, as previously reported	1,247,905	1,166,691	2,776,034	226,170	2,208,367	139,960	110,452	7,875,579
Effect of adoption of SSAP 29 (note 12)	—	—	(2,776,034)	—	—	—	—	(2,776,034)
At 1st January 2001, as restated	1,247,905	1,166,691	—	226,170	2,208,367	139,960	110,452	5,099,545
Additions	—	360	—	200,669	11,495	3,884	6,306	222,714
Transfer from properties held for sale	14,841	—	—	—	—	—	—	14,841
Deficits on valuation	(28,404)	—	—	—	—	—	—	(28,404)
Reclassification	(14,137)	14,137	—	—	—	—	—	—
Transfer upon completion	—	9,410	—	(64,974)	47,174	2,652	5,738	—
Disposals	(44,980)	(7,655)	—	(316)	(35,190)	(9,708)	(4,588)	(102,437)
Disposal of a subsidiary	—	—	—	(34,662)	—	(5,248)	(704)	(40,614)
At 31st December 2001	1,175,225	1,182,943	—	326,887	2,231,846	131,540	117,204	5,165,645
Accumulated deprecation								
At 1st January 2001, as previously reported	—	211,006	182,292	—	493,578	83,357	64,956	1,035,189
Effect of adoption of SSAP 29 (note 12)	—	—	(182,292)	—	—	—	—	(182,292)
At 1st January 2001, as restated	—	211,006	—	—	493,578	83,357	64,956	852,897
Charge for the year	—	38,911	—	—	130,464	17,890	11,948	199,213
Impairment loss	—	—	—	—	1,217	—	—	1,217
Disposals	—	(1,563)	—	—	(19,915)	(5,947)	(2,831)	(30,256)
Disposal of a subsidiary	—	—	—	—	—	(704)	—	(704)
At 31st December 2001	—	248,354	—	—	605,344	94,596	74,073	1,022,367
Net book value								
At 31st December 2001	1,175,225	934,589	—	326,887	1,626,502	36,944	43,131	4,143,278
At 31st December 2000, as restated	1,247,905	955,685	—	226,170	1,714,789	56,603	45,496	4,246,648

14 Fixed assets (cont'd)

(a) Group

The analysis of the cost or valuation at 31st December 2001 of the above assets is as follows:

	Investment properties HK$'000	Other properties HK$'000	Interests in toll highways and bridges HK$'000	Production facilities under construction HK$'000	Plant and machinery and tools HK$'000	Leasehold improvements, furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
At cost	—	1,182,943	—	326,887	2,231,846	131,540	117,204	3,990,420
At 2001 valuation	1,175,225	—	—	—	—	—	—	1,175,225
	1,175,225	1,182,943	—	326,887	2,231,846	131,540	117,204	5,165,645

The analysis of the cost or valuation at 31st December 2000 (restated) of the above assets is as follows:

	Investment properties HK$'000	Other properties HK$'000	Interests in toll highways and bridges HK$'000	Production facilities under construction HK$'000	Plant and machinery and tools HK$'000	Leasehold improvements, furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
At cost	—	1,166,691	—	226,170	2,208,367	139,960	110,452	3,851,640
At 2000 valuation	1,247,905	—	—	—	—	—	—	1,247,905
	1,247,905	1,166,691	—	226,170	2,208,367	139,960	110,452	5,099,545

(b) Company

	Investment properties HK$'000	Other properties HK$'000	Leasehold improvements, furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Cost or valuation					
At 1st January 2001	28,298	—	7,763	5,966	42,027
Additions	—	201	716	—	917
Deficits on valuation	(1,461)	—	—	—	(1,461)
Reclassification	(14,137)	14,137	—	—	—
At 31st December 2001	12,700	14,338	8,479	5,966	41,483
Accumulated depreciation					
At 1st January 2001	—	—	6,509	4,858	11,367
Charge for the year	—	355	561	656	1,572
At 31st December 2001	—	355	7,070	5,514	12,939
Net book value					
At 31st December 2001	12,700	13,983	1,409	452	28,544
At 31st December 2000	28,298	—	1,254	1,108	30,660

The analysis of the cost or valuation at 31st December 2001 of the above assets is as follows:

	Investment properties HK$'000	Other properties HK$'000	Leasehold improvements, furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
At cost	—	14,338	8,479	5,966	28,783
At 2001 valuation	12,700	—	—	—	12,700
	12,700	14,338	8,479	5,966	41,483

14 Fixed assets (cont'd)

(b) Company

The analysis of the cost or valuation at 31st December 2000 of the above assets is as follows:

	Investment properties HK$'000	Other properties HK$'000	Leasehold improvements, furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
At cost	—	—	7,763	5,966	13,729
At 2000 valuation	28,298	—	—	—	28,298
	28,298	—	7,763	5,966	42,027

(c) The Group's and the Company's interests in investment properties and other properties at their net book values are analysed as follows:

	Group		Company	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000
In Hong Kong, held on:				
Leases of over 50 years	**188,121**	192,098	**26,484**	28,298
Leases of between 10 to 50 years	**937,672**	997,513	**—**	—
Outside Hong Kong, held on:				
Leases of between 10 to 50 years	**199**	—	**199**	—
Leases of over 50 years	**983,822**	1,013,979	**—**	—
	2,109,814	2,203,590	**26,683**	28,298

(d) Investment properties were revalued by independent firms of professional surveyors, RHL Appraisal Limited and Greater China Appraisal Limited on an open market value basis as at 31st December 2001.

(e) No borrowing costs were capitalised in production facilities under construction during the year (2000: HK$783,000).

(f) As at 31st December 2001, the net book values of fixed assets held under finance leases by the Group and the Company amounted to HK$507,000 (2000: HK$1,107,000) and HK$451,000 (2000: HK$1,107,000) respectively.

15 Investments in subsidiaries

	Company	
	2001	2000
	HK$'000	HK$'000
Investments, at cost		
Unlisted shares	**36,676**	36,676
Shares listed in Hong Kong	**769**	769
	37,445	37,445
Due from subsidiaries (note (a))	**6,337,983**	6,150,077
	6,375,428	6,187,522
Market value of shares listed in Hong Kong	**567**	461

(a) The amounts due from subsidiaries are unsecured and have no fixed terms of repayments. Except for the amounts of approximately HK$2,435 million (2000: approximately HK$4,251 million) which are interest-free, all amounts due from subsidiaries are interest bearing.

(b) Details of the principal subsidiaries of the Company as at 31st December 2001 are set out on pages 82 to 92.

16 Interests in jointly controlled entities

	2001	2000
	HK$'000	HK$'000
Share of net assets	**1,108,351**	947,629
Due from jointly controlled entities (note (a))	**198,807**	193,639
	1,307,158	1,141,268

(a) The amounts due from jointly controlled entities are unsecured, interest-free and have no fixed terms of repayment.

(b) Details of the principal jointly controlled entities of the Group as at 31st December 2001 are set out on page 93.

17 Interests in associated companies

	2001 HK$'000	2000 HK$'000
Share of net assets other than goodwill	**1,690,388**	1,652,612
Due from associated companies (notes (a) and (b))	**231,875**	274,942
Due to associated companies (note (a))	**(193,856)**	(193,920)
	1,728,407	1,733,634

(a) The amounts due from/(to) associated companies are unsecured, interest-free and have no fixed terms of repayment.

(b) As at 31st December 2001, the amount due from an associated company of approximately HK$13 million (2000: approximately HK$13 million) had been subordinated to the repayment of a bank loan granted to the associated company.

(c) Details of the principal associated companies of the Group as at 31st December 2001 are set out on page 94.

18 Investment securities and other investments

	2001 HK$'000	2000 HK$'000
Unlisted investment securities, at cost	**41,475**	42,482
Other investments, at cost	**230,917**	330,843
Less: Amortisation	**—**	(34,269)
	230,917	296,574
	272,392	339,056

Other investments represent the Group's investments in co-operative joint ventures established in China for the development and management of highways and the development of properties. Pursuant to the joint venture agreements, the Group is entitled to fixed returns from these investments over the joint venture periods. All remaining right and interest in one of the joint ventures will be surrendered to the other joint venture partner at the end of the joint venture period.

19 Properties held for/under development

As at 31st December 2001, the title of certain properties held for/under development amounting to HK$2,116,690,000 (2000: HK$2,493,835,000) are held in the name of a minority shareholder. Pursuant to the relevant joint venture agreements and undertakings by the minority shareholder, the minority shareholder has effected the transfer of the title of the properties held for/under development to the Group, pending the completion of relevant legal and registration procedures.

20 Properties held for sale

As at 31st December 2001, the title of certain properties held for sale amounting to HK$907,122,000 (2000: HK$323,857,000) are held in the name of a minority shareholder under the same arrangement as referred in note 19.

21 Interests in property development projects

These represent the Group's participation in property development projects in Mainland China and Macau through various agreements with unrelated parties. The Group does not participate in the control of the projects but is committed to contribute its share of development costs of the projects and is entitled to returns as stipulated in the agreements.

22 Inventories

	2001	2000
	HK$'000	HK$'000
Raw materials	**231,093**	194,620
Work in progress	**16,084**	9,830
Finished goods	**69,630**	46,320
	316,807	250,770

All inventories were stated at cost as at 31st December 2001 and 2000.

23 Due from/(to) related companies and minority shareholders

Balances due from/(to) related companies and minority shareholders are unsecured, interest-free and have no fixed terms of repayment.

24 Accounts receivable, prepayment and deposits

	Group		Company	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000
Trade receivables	**710,823**	662,711	**—**	—
Other receivables, prepayment and deposits	**418,792**	360,346	**5,432**	4,526
	1,129,615	1,023,057	**5,432**	4,526

The Group has defined credit policies for different business and geographical segments. At 31st December 2001, the ageing analysis of the trade receivables is as follows:

	Group	
	2001	2000
	HK$'000	HK$'000
Less than 30 days	**290,713**	298,723
31-90 days	**223,043**	201,323
Over 90 days	**197,067**	162,665
	710,823	662,711

25 Bank deposits and bank balances and cash

Included in the bank deposits and bank balances and cash of the Group and the Company are deposits denominated in Renminbi and placed with banks in Mainland China of approximately HK$1,059 million (2000: HK$811 million) and HK$174 million (2000: HK$217 million) respectively. The conversion of these Renminbi denominated balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the Chinese government.

26 Accounts payable and accrued charges

	Group		Company	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000
Trade payables	**181,069**	287,853	**—**	—
Other payables and accruals	**638,283**	444,105	**33,780**	37,881
	819,352	731,958	**33,780**	37,881

At 31st December 2001, the ageing analysis of the trade payables is as follows:

	Group	
	2001	2000
	HK$'000	HK$'000
Less than 30 days	**102,539**	128,894
31-90 days	**60,552**	124,431
Over 90 days	**17,978**	34,528
	181,069	287,853

27 Share capital

	2001 HK$'000	2000 HK$'000
Authorised:		
5,000,000,000 (2000: 5,000,000,000) ordinary shares of HK$0.10 each	**500,000**	500,000
Issued and fully paid:		
4,008,293,667 (2000: 3,937,627,400) ordinary shares of HK$0.10 each	**400,829**	393,762

	No. of shares	**HK$'000**
At 1st January 2000	3,936,503,400	393,650
Exercise of options	1,124,000	112
At 31st December 2000	3,937,627,400	393,762
At 31st January 2001	3,937,627,400	393,762
Exercise of options	11,652,000	1,165
Exercise of convertible bonds	59,014,267	5,902
At 31st December 2001	4,008,293,667	400,829

During the year, 11,652,000 ordinary shares of HK$0.1 each were issued upon the exercise of 11,652,000 share options at an exercise price of HK$0.5008 per share. 59,014,267 ordinary shares of HK$0.1 each were issued upon the convertible bonds being converted into ordinary shares at a convertible price of HK$0.6168 per share.

Pursuant to the share option schemes adopted on 21st November 1992 and 23rd June 1998 respectively, the Directors may, at their discretion, grant directors and employees of the Group options to subscribe for shares in the Company subject to the terms and conditions stipulated therein. No options had been granted during the year. Exercise in full of all outstanding share options as at 31st December 2001 would result in the issue of 144,974,000 ordinary shares at an aggregate cash consideration of approximately HK$70,378,000. Details of options exercised and lapsed during the year are disclosed in the Directors' Report.

Exercise in full of all outstanding convertible bonds would result in the issue of 653,385,000 ordinary shares and reduce in liability by approximately HK$450,073,000.

28 Reserves

(a) Group

	Share premium HK$'000	Capital redemption reserve HK$'000	Capital reserve HK$'000	Statutory reserves HK$'000	Exchange fluctuation reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1st January 2000, as previously reported	4,854,300	1,815	120,594	73,698	(58,399)	1,243,437	6,235,445
Effect of adoption of SSAP 30 (note 2(e)(i))	—	—	157,539	—	—	(157,539)	—
At 1st January 2000, as restated	4,854,300	1,815	278,133	73,698	(58,399)	1,085,898	6,235,445
Net proceeds from issue of ordinary shares	423	—	—	—	—	—	423
Exchange differences	—	—	—	—	290	—	290
Goodwill written off arising from the acquisitions of subsidiaries, associated companies and jointly controlled entities	—	—	(103,152)	—	—	—	(103,152)
Release of reserve upon disposal of properties held for/under development and properties held for sale	—	—	(22,899)	—	—	—	(22,899)
Release of goodwill upon disposal/winding up of subsidiaries/associated companies/jointly controlled entities	—	—	5,457	—	1,285	—	6,742
Transfer	—	—	—	6,459	—	(6,459)	—
Goodwill written off arising from the acquisition of subsidiaries, associated companies and jointly controlled entities not covered by capital reserves	—	—	—	—	—	(136,619)	(136,619)
Profit for the year	—	—	—	—	—	111,554	111,554
Effect of adoption of SSAP 30 (note 2 (e)(i))	—	—	57,972	—	—	(57,972)	-
At 31st December 2000, as restated	4,854,723	1,815	215,511	80,157	(56,824)	996,402	6,091,784

28 Reserves (cont'd)

(a) Group (cont'd)

	Share premium HK$'000	Capital redemption reserve HK$'000	Capital reserve HK$'000	Statutory reserves HK$'000	Exchange fluctuation reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1st January 2001, as previously reported	4,854,723	1,815	—	80,157	(56,824)	1,211,913	6,091,784
Effect of adoption of SSAP 30 (note 2(e)(i))	—	—	215,511	—	—	(215,511)	—
At 1st January 2001, as restated	4,854,723	1,815	215,511	80,157	(56,824)	996,402	6,091,784
Net proceeds from issue of ordinary shares	35,137	—	—	—	—	—	35,137
Exchange differences	—	—	—	—	2,778	—	2,778
Share of reserves upon further acquisition of interest in an associated company	—	—	—	637	—	—	637
Release of reserve upon disposal of properties held for/under development and properties held for sale	—	—	(14,626)	—	—	—	(14,626)
Release of reserve upon disposal of a subsidiary	—	—	(24,900)	—	(846)	—	(25,746)
Release of reserve upon deemed disposal of a subsidiary	—	—	—	(20)	(17)	—	(37)
Transfer	—	—	—	3,631	—	(3,631)	—
Profit for the year	—	—	—	—	—	39,782	39,782
At 31st December 2001	4,889,860	1,815	175,985	84,405	(54,909)	1,032,553	6,129,709

28 Reserves (cont'd)

(b) Company

	2001				2000			
	Share premium HK$'000	**Capital redemption reserve HK$'000**	**Retained profits HK$'000**	**Total HK$'000**	Share premium HK$'000	Capital redemption reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1st January	**4,854,723**	**1,815**	**65,905**	**4,922,443**	4,854,300	1,815	48,551	4,904,666
Net proceeds from issue of ordinary shares	**35,137**	**—**	**—**	**35,137**	423	—	—	423
(Loss)/profit for the year	**—**	**—**	**(22,263)**	**(22,263)**	—	—	17,354	17,354
At 31st December	**4,889,860**	**1,815**	**43,642**	**4,935,317**	4,854,723	1,815	65,905	4,922,443

(a) Included in the Group's retained profits are profits amounting to HK$365,463,000 (2000:HK$236,964,000) and losses of HK$70,155,000 (2000: losses of HK$51,798,000) which are attributable to associated companies and jointly controlled entities respectively.

(b) Statutory reserves represent enterprise expansion and general reserve funds set up by the operating subsidiaries, and associated companies in China. According to the Foreign Investment Enterprises Accounting Standards in China, upon approval, the general reserve fund may be used for making up losses and increasing capital while the enterprise expansion and general reserve funds attributable to subsidiaries and an associated company was HK$80,544,000 (2000: HK$76,933,000) and HK$3,861,000 (2000: HK$3,224,000) respectively.

(c) Distributable reserves of the Company at 31st December 2001, calculated under Section 79B of the Hong Kong Companies Ordinance, amounted to HK$43,642,000 (2000: HK$65,905,000).

29 Non-current liabilities

	Group		Company	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000
Bank loans				
Secured (note 37)				
- wholly repayable within five years	**1,338,381**	1,046,537	**117,000**	117,000
- not wholly repayable within five years	**1,137**	1,757	**—**	—
Unsecured	**1,351,639**	939,831	**786,499**	312,000
Obligations under finance leases	**632**	1,017	**581**	1,017
Loans from a shareholder	**9,554**	—	**9,452**	8,710
Loans from related companies	**191,017**	94,297	**—**	—
Loans from minority shareholders	**1,766,437**	1,961,141	**8,000**	—
Other loans	**53,729**	50,219	**—**	—
Convertible bonds (note 31)	**450,073**	581,473	**450,073**	486,473
	5,162,599	4,676,272	**1,371,605**	925,200
Less: Current portion of non-current liabilities	**(801,424)**	(1,302,360)	**(381,691)**	(321,142)
	4,361,175	3,373,912	**989,914**	604,058

29 Non-current liabilities (cont'd)

Long-term loans are repayable over the following periods:

(a) Group

	2001								2000						
	Bank loans HK$'000	Obligations under finance leases HK$'000	Loans from a shareholder HK$'000	Loans from related companies HK$'000	Loans from minority shareholders HK$'000	Other loans HK$'000	Convertible bonds HK$'000	Total HK$'000	Bank loans HK$'000	Obligations under finance leases HK$'000	Loans from a related company HK$'000	Loans from minority shareholders HK$'000	Other loans HK$'000	Convertible bonds HK$'000	Total HK$'000
On demand and within one year	453,986	301	9,554	80,132	8,001	–	249,450	801,424	1,056,674	432	94,297	55,957	–	95,000	1,302,360
In the second year	1,491,032	302	–	–	–	–	200,623	1,691,957	600,001	585	–	–	–	249,450	850,036
In the third to fifth year	745,002	29	–	–	–	–	–	745,031	329,693	–	–	–	–	237,023	566,716
After the fifth year	1,137	–	–	–	–	–	–	1,137	1,757	–	–	–	–	–	1,757
With no fixed repayment terms	–	–	–	110,885	1,758,436	53,729	–	1,923,050	–	–	–	1,905,184	50,219	–	1,955,403
	2,691,157	632	9,554	191,017	1,766,437	53,729	450,073	5,162,599	1,988,125	1,017	94,297	1,961,141	50,219	581,473	4,676,272
The balances are analysis as follows:															
Interest bearing	2,691,157	632	9,452	123,284	737,300	–	450,073	4,011,898	1,988,125	1,017	94,297	806,933	–	581,473	3,471,845
Non-interest bearing	–	–	102	67,733	1,029,137	53,729	–	1,150,701	–	–	–	1,154,208	50,219	–	1,204,427
	2,691,157	632	9,554	191,017	1,766,437	53,729	450,073	5,162,599	1,988,125	1,017	94,297	1,961,141	50,219	581,473	4,676,272

Loans from a shareholder, related companies, minority shareholders and other loans are unsecured, interest bearing at 3.5 per cent to 9.25 per cent per annum except for an aggregate amount of approximately HK$1,151 million (2000: approximately HK$1,205 million) which is interest-free. Those portion of loans classified as with no fixed repayment terms would not be demanded for repayment within next twelve months from the balance sheet date.

29 Non-current liabilities (cont'd)

Long-term loans are repayable over the following periods:

(b) Company

	2001						2000				
	Bank loans HK$'000	Obligations under finance lease HK$'000	Loan from a shareholder HK$'000	Loan from a minority shareholder HK$'000	Convertible bonds HK$'000	Total HK$'000	Bank loans HK$'000	Obligations under finance lease HK$'000	Loan from a shareholder HK$'000	Convertible bonds HK$'000	Total HK$'000
On demand and within one year	114,499	290	9,452	8,000	249,450	381,691	312,000	432	8,710	–	321,142
In the second year	531,600	291	–	–	200,623	732,514	117,000	585	–	249,450	367,035
In the third to fifth year	257,400	–	–	–	–	257,400	–	–	–	237,023	237,023
	903,499	581	9,452	8,000	450,073	1,371,605	429,000	1,017	8,710	486,473	925,200

All balances are interest bearing.

(c) At 31st December 2001, the Group's finance lease liabilities were repayable as follows:

	Group		Company	
	2001 HK$'000	2000 HK$'000	**2001 HK$'000**	2000 HK$'000
Within one year	**375**	545	**360**	545
In the second year	**375**	725	**360**	725
In the third to fifth year	**37**	—	**—**	—
	787	1,270	**720**	1,270
Future finance charges on finance leases	**(155)**	(253)	**(139)**	(253)
Present value of finance lease liabilities	**632**	1,017	**581**	1,017

30 Deferred taxation

(a) Movements of deferred taxation account are as follows:

	2001 HK$'000	2000 HK$'000
At 1st January	**13,477**	11,037
Transferred from profit and loss account (note 7)	**672**	2,440
Disposal of a subsidiary (note 32(e))	**(849)**	—
At 31st December	**13,300**	13,477
Provided for in respect of accelerated depreciation allowances	**13,300**	13,477

(b) As at 31st December 2001, the Group has the following unprovided deferred tax (liabilities)/assets:

	2001 HK$'000	2000 HK$'000
Accelerated depreciation allowances	**(253)**	(5,146)
Tax losses	**27,967**	15,727
Other timing differences	**258**	—
	27,972	10,581

No recognition of deferred taxation asset has been made in the accounts as it is uncertain whether the asset will crystallise in the foreseeable future.

(c) The surplus and deficit arising on revaluation of investment properties does not constitute a timing difference and accordingly there are no deferred tax implications.

31 Convertible bonds

	Note	Group 2001 HK$'000	Group 2000 HK$'000	Company 2001 HK$'000	Company 2000 HK$'000
Bonds to be converted into shares of:					
The Company	(a)	**450,073**	486,473	**450,073**	486,473
GZI Transport	(b)	**—**	95,000	**—**	—
		450,073	581,473	**450,073**	486,473

As at 31st December 2001, the Company has outstanding convertible bonds as follows:-

Issue date	**Total amount of issued convertible bonds** HK$'000	**Interest rate per annum**	**Conversion price per share**	**Exercise period**	**Redeemable date**	**Redeemable amount as % to the principal amount**
1st August 2000	200,623	3%	0.6168	1st February 2001 - 31st July 2003	31st July 2003	105%
30th December 1999	249,450	3%	0.76	30th December 2000 - 29th December 2002	29th December 2002	105%
	450,073					

Each convertible bond of HK$100,000 can convert into the number of shares as determined by dividing the principal amount of the convertible bonds by the above conversion prices per share. During the year, convertible bonds of the Company of HK$36,400,000 were converted into 59,014,267 ordinary shares, whilst convertible bonds of GZI Transport HK$95,000,000 were redeemed.

32 Notes to the consolidated cash flow statement

(a) Reconciliation of operating profit to net cash inflow from operating activities

	2001	As restated 2000
	HK$'000	HK$'000
Operating profit	**574,716**	609,594
Depreciation of fixed assets, amortisation of interests in toll highways and bridges	**278,876**	263,112
Amortisation of goodwill and development costs	**2,403**	—
Amortisation of other investments	**4,162**	8,818
Gain on disposal of subsidiaries	**(4,207)**	(8,602)
Loss on disposal of fixed assets	**22,715**	21,086
Loss on disposal of other investment	**2,589**	—
Deficit arising/(reversal of deficit) on revaluation of investment properties	**28,404**	(62,314)
Provision for impairment of goodwill	**—**	157,243
Impairment loss on plant and machinery	**1,217**	—
Provision for diminution in value of property held for development	**14,000**	—
Write off of bad debts/provision for doubtful debts	**24,063**	37,391
Release of exchange fluctuation reserve upon disposal of a subsidiary	**—**	1,285
Transfer of goodwill previously written off upon disposal of a subsidiary	**—**	5,457
Net increase in properties held for/under development, properties held for sale and interests in property development projects	**(247,474)**	(66,772)
Increase in inventories	**(66,037)**	(34,023)
Increase in accounts receivable, prepayments and deposits including amounts due from related companies and minority shareholders	**(158,216)**	(180,797)
Increase/(decrease) in accounts payable and accrued charges	**86,189**	(25,208)
Increase in development costs	**(6,545)**	—
Interest income	**(34,233)**	(41,464)
Dividend income	**(34,845)**	(55,528)
Net cash inflow from operating activities	**487,777**	629,278

32 Notes to the consolidated cash flow statement (cont'd)

(b) Analysis of changes in financing during the year

	Share capital (including share premium) HK$'000	Convertible bonds HK$'000	Bank and other loans HK$'000	Minority interests HK$'000	Loans from a shareholder, related companies and minority shareholders HK$'000	Obligations under finance leases HK$'000	Amounts due to associated companies and jointly controlled entities HK$'000
At 1st January 2000	5,247,950	344,450	3,475,630	6,214,189	1,869,079	4,301	169,913
Issue of ordinary shares, net of expenses	535	—	—	—	—	—	—
Transfer from minority interests	—	—	—	(15,517)	15,517	—	—
Issue of convertible bonds	—	237,023	—	—	—	—	—
Minority interest share of profits	—	—	—	308,757	—	—	—
Minority interest share of capital reserve	—	—	—	99,271	—	—	—
Minority interest share of reserve upon acquisition of interest in an associated company	—	—	—	450	—	—	—
Acquisition of subsidiaries	—	—	—	(33,399)	—	—	—
Disposal of subsidiaries	—	—	—	11,716	—	—	—
Capital contributed by minority shareholders of subsidiaries	—	—	—	5,364	—	—	—
Dividends paid to minority shareholders	—	—	—	(165,942)	—	—	—
Net cash inflow/(outflow) from financing	—	—	(307,807)	—	170,842	(3,284)	24,007
At 31st December 2000	5,248,485	581,473	3,167,823	6,424,889	2,055,438	1,017	193,920

32 Notes to the consolidated cash flow statement (cont'd)

(b) Analysis of changes in financing during the year (cont'd)

	Share capital (including share premium) HK$'000	Convertible bonds HK$'000	Bank and other loans HK$'000	Minority interests HK$'000	Loans from a shareholder, related companies and minority shareholders HK$'000	Obligations under finance leases HK$'000	Amounts due to associated companies HK$'000
At 1st January 2001	5,248,485	581,473	3,167,823	6,424,889	2,055,438	1,017	193,920
Issue of ordinary shares, net of expenses	5,804	—	—	—	—	—	—
Increase of shareholdings of subsidiaries	—	—	—	(79,116)	(120,720)	—	—
Capital contributed into a jointly controlled entity financed by a minority shareholder (note 32 (c))	—	—	—	—	94,003	—	—
Disposal of a subsidiary	—	—	—	—	(5,924)	—	—
Transfer from minority interests	—	—	—	(4,223)	4,223	—	—
Exercise of convertible bonds	36,400	(36,400)	—	—	—	—	—
Minority interest share of profits	—	—	—	308,007	—	—	—
Disposal of subsidiaries	—	—	—	(106,360)	—	—	—
Minority interest share of statutory reserve	—	—	—	10	—	—	—
Capital contributed by minority shareholders of subsidiaries	—	—	—	10,558	—	—	—
Dividends paid to minority shareholders	—	—	—	(128,247)	—	—	—
Net cash inflow/(outflow) from financing	—	(95,000)	382,440	—	44,191	(385)	(64)
At 31st December 2001	5,290,689	450,073	3,550,263	6,425,518	2,071,211	632	193,856

(c) Major non-cash transaction

Part of the capital injection into a jointly controlled entity during the year amounted to HK$92,523,000 with HK$1,480,000 interest thereon was financed by a minority shareholder.

32 Notes to the consolidated cash flow statement (cont'd)

(d) Purchase of subsidiaries

	2001	2000
	HK$'000	HK$'000
Net assets acquired:		
Fixed assets	—	4,081
Inventories	—	404
Accounts receivable, prepayments and deposits	—	10,318
Bank balances and cash	—	29,432
Accounts payable and accrued charges	—	(4,616)
Taxation payable	—	(436)
Due to former shareholder	—	(9,923)
Due to minority shareholders	—	(7,473)
Minority interests	—	(33,399)
	—	(11,612)
Acquisition of loan owed by the subsidiary	—	9,923
Goodwill arising from the acquisition	—	238,721
	—	237,032
Satisfied by:		
Issue of convertible bonds	—	237,023
Cash	—	9
	—	237,032

Analysis of net cash inflow in respect of the purchase of subsidiaries

	2001	2000
	HK$'000	HK$'000
Cash consideration	—	(9)
Bank balances and cash of acquired subsidiaries	—	29,432
Net inflow of cash and cash equivalents in respect of the purchase of subsidiaries	—	29,423

32 Notes to the consolidated cash flow statement (cont'd)

(e) Disposal of a subsidiary

	2001 HK$'000	2000 HK$'000
Net asset disposed:		
Fixed assets	**281,309**	56
Bank balances and cash	**2,125**	24,754
Accounts receivable, deposits and prepayments	**3,046**	403
Accounts payable and accrued charges	**(5,559)**	(105)
Due to minority shareholders	**(5,924)**	—
Taxation payable	**(23,215)**	—
Deferred taxation	**(849)**	—
Minority interests	**(122,956)**	(11,716)
	127,977	13,392
Capital reserve	**(24,900)**	—
Exchange fluctuation reserve	**(846)**	—
	102,231	13,392
Gain on disposal of a subsidiary	**14,591**	8,602
Sales consideration, satisfied by cash	**116,822**	21,994

Analysis of the net cash inflow/(outflow) in respect of the disposal of a subsidiary:

	2001 HK$'000	2000 HK$'000
Cash consideration	**116,822**	21,994
Bank balances and cash of disposal subsidiary	**(2,125)**	(24,754)
Net inflow/(outflow) of cash and cash equivalents in respect of the disposal of a subsidiary	**114,697**	(2,760)

33 Commitments under operating leases

As at 31st December 2001, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2001 Land and buildings HK$'000	2001 Others HK$'000	As restated 2000 Land and buildings HK$'000	As restated 2000 Others HK$'000
Not later than one year	**4,890**	**7,462**	8,134	11,000
Later than one year and not later than five years	**12,361**	**—**	14,310	7,462
	17,251	**7,462**	22,444	18,462

In addition, the Group has operating lease commitments with rentals determined in relation to sales. It is not possible to quantify accurately future rentals payable under such lease.

The Company did not have any commitment under operating leases at 31st December 2001 (2000: Nil).

34 Future minimum rental payments receivable

As 31st December 2001, the Group and the Company had future minimum rental payments receivable under non-cancellable leases as follows:

	Group		Company	
	2001 HK$'000	2000 HK$'000	**2001 HK$'000**	2000 HK$'000
Not later than one year	**69,122**	63,177	**126**	312
Later than one year and not later than five years	**91,424**	92,409	**—**	126
Later than five years	**29,218**	8,344	**—**	
	189,764	163,930	**126**	438

35 Other commitments

(a) Group

	2001 HK$'000	2000 HK$'000
(i) Commitments in respect of purchase of fixed assets and toll road and properties held for/under development:-		
Contracted but not provided for	**703,897**	1,312,850
Authorised but not contracted for	**183,889**	21,169
	887,786	1,334,019
(ii) Financial commitments in respect of investments in associated companies and joint ventures:-		
Contracted but not provided for	—	336,551
Authorised but not contracted for	—	76,161
	—	412,712
(iii) Group's share of capital commitments of jointly controlled entities contracted but not provided for	—	379,478
(iv) Commitment in respect of acquisition of remaining interest in a subsidiary contracted but not provided for	**135,561**	—

(b) Company

On 10th December 2001, the Company and its substantial shareholder, Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu"), entered into a Conditional Sale and Purchase Agreement, pursuant to which, inter alia, the Company agreed to purchase or procure the purchase and Yue Xiu agreed to sell or procure the sale of a 100 per cent interest in Guangzhou City Construction & Development Holdings (China) Limited and a 49 per cent interest in Super Gain Development Limited, being currently a 51 per cent subsidiary of the Company, for a total consideration of approximately HK$5,014 million, subject to satisfaction of certain conditions. The transaction is expected to be completed by end of June 2002.

The consideration of approximately HK$5,014 million will be satisfied as to (i) HK$2,000 million in cash; (ii) about HK$1,464 million by way of allotment and issuance of the Company's shares to Yue Xiu and/or its nominee(s); and (iii) HK$1,550 million by way of disposals of the Company's 100 per cent interest in China Century Cement International Limited ("CCCI"), 36.84 per cent effective interest in Guangzhou Jin Peng Group Co., Ltd ("Jin Peng") and 46.7 per cent effective interest in China Information Technology Industry Co., Limited ("China ITI") and assignment of shareholders' loans of the CCCI Group, Jin Peng and China ITI in the aggregate amount of about HK$886 million to Yue Xiu and/or its nominee(s). The terms of the Conditional Sales and Purchase Agreement have been arrived at after arm's length negotiations and are based on normal commercial terms.

Saved as disclosed above, the Company did not have other commitment at 31st December 2001 (2000: Nil).

36 Contingent liabilities

	Group		Company	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000
(a) Guarantees for banking and loan facilities granted to				
- subsidiaries	**—**	—	**1,074,455**	933,894
- jointly controlled entities	**139,688**	1,050,171	**139,688**	96,900
	139,688	1,050,171	**1,214,143**	1,030,794

(b) At 31st December 2001 and 2000, the Group has pledged the income derived from its 24.3 per cent effective interest in an associated company to a bank in favour of one of the shareholders of that associated company (the "Shareholder") in respect of the repayment of a bank loan by the Shareholder amounted to Rmb500 million (approximately HK$467 million) and interest thereon (collectively referred to as the "Relevant Loan").

A counter-indemnity has been provided by the Shareholder to the Group against all liabilities arising from such pledge. In addition, Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu"), a substantial shareholder of the Company, has insured an indemnity to the Group under which any shortfall to the bank will be satisfied/paid by Yue Xiu if the counter-indemnity given by the Shareholder to the Group is insufficient to cover the Relevant Loan.

37 Pledge of assets

At 31st December 2001 certain banking facilities and loans granted to the Group and the Company were secured by the following:

(a) Mortgages on the Group's properties held for/under development, properties held for sale, other properties and investment properties with an aggregate carrying value of HK$406 million (2000: HK$394 million), HK$180 million (2000: Nil), HK$441 million (2000: HK$477 million) and HK$1,005 million (2000: HK$1,352 million) respectively; and

(b) Fixed deposits of the Group and the Company amounting to HK$175 million (2000: HK$217 million) and HK$171 million (2000: HK$217 million) respectively.

38 Related party transactions

Saved as disclosed elsewhere in these consolidated accounts, other significant related party transactions entered into in the normal course of the Group's business are as follows:-

	2001	2000
	HK$'000	HK$'000
Rental expenses paid to a shareholder	**1,332**	1,296
Management fee to a minority shareholder	**9,440**	6,350
Interest received from minority shareholders	**—**	3,655
Sales to minority shareholders	**331**	—
Fixed cost toll highways management fee paid and payable to a minority shareholder (note a)	**58,332**	60,813

(a) Fixed cost services agreements were entered into between Guangzhou Highways Development Company ("GHDC"), a minority shareholder, and certain subsidiaries engaging in the operation of toll highways in China, whereby GHDC carries out the day-to-day routine operational and maintenance services of the Guangshan Highway, Guangshen Highway, Gunangcong Highway Section I and II, Provincial Highway 1909 and Guanghua Highway respectively including the collection of toll charges and repairs and maintenance in return for a service fee at the fixed rate of 18 per cent of the gross aggregate toll revenue of each of the toll highways per annum.

(b) On 15th February 2001, the Group acquired from a subsidiary of Yue Xiu the remaining 49 per cent interest in Xian Expressway. The consideration of HK$173,000,000 was settled in cash. Goodwill arising from the acquisition amounted to HK$51,525,000.

(c) On 10th August 2001, the Group had capital injection into a jointly controlled entity amounted to HK$92,523,000 which was financed by GHDC at 4.0 per cent interest per annum and repayable within one year.

39 Subsequent events

(a) On 10th January 2002, the Group acquired the remaining 34 per cent interest in Onwell Enterprises Limited which holds the 23.6 per cent interest in investment holding in Guangdong Qinglian Highway Development Co., Ltd. The balance of the consideration as at 31st December 2001 of HK$121,249,000 and HK$14,312,000 was settled in cash on 10th January 2002 and 2nd April 2002 respectively. Negative goodwill arising from the acquisition amounted to HK$9,698,000.

(b) On 12th April 2002, the Group entered into an agreement to transfer 5.0 per cent of its interest in a jointly controlled entity to GHDC for a total consideration of Rmb51.1 million (equivalent to approximately HK$48.2 million), subject to satisfaction of certain conditions. The total consideration will be satisfied on completion as to (1) Rmb34.9 million (equivalent to approximately HK$32.9 million) by way of the procurement of the transfer of an aggregate of 0.995 per cent effective interest in an existing associated company, Guangdong Humen Bridge Co., Ltd. from 1st January 2002; and (2) Rmb16.2 million (equivalent to approximately HK$15.3 million) in cash.

40 Approval of accounts

The accounts were approved by the Board of Directors on 19th April 2002.

Group Structure

Principal Subsidiaries

As at 31st December 2001, the Company held shares/interests in the following principal subsidiaries:

Name of subsidiary	Place of incorporation/ establishment and kind of legal entity	Issued and fully paid up share capital/registered capital	Percentage of attributable interest held by the Company Direct	Indirect	Principal activities
APT Parking Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	100	Car parking management
* Beexiu Industrial (Shenzhen) Co., Ltd.	People's Republic of China, limited liability company	Registered capital HK$7,000,000	—	51	Property development
Better Wealth Development Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	100	Property development
Bright Rise Investment Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	51	Investment holding
Centre Full Enterprises Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	70	Investment holding
Century Cement Trading Company Limited	Hong Kong	5,000 Ordinary shares of HK$1 each	—	70	Trading of cement
Charm Smart Development Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	100	Property development
Charcon Development Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	51	Investment holding
# China Century Cement Limited	Bermuda	262,900 Ordinary shares of US$0.1 each	—	70	Investment holding
#* China Century Cement International Limited	Bermuda	120,000 Ordinary shares of US$0.1 each	100	—	Investment holding
China Information Technology Industry Co., Limited	Hong Kong	3,000 Ordinary shares of HK$1 each	—	46.7	Provision of information technology services and products
China Information Technology Industry Co., Ltd.	People's Republic of China, limited liability company	Registered capital Rmb20,000,000	—	42	Provision of information technology services and products
* Companhia de Fomento Predial Yue Xiu (Macau), Limitada	Macau	1 share of MOP198,000 and 1 share of MOP2,000	—	100	Property development

Group Structure

Principal Subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and kind of legal entity	Issued and fully paid up share capital/registered capital	Percentage of attributable interest held by the Company Direct	Indirect	Principal activities
* Companhia de Gestao Imobiliaria Hang Sao, Limitada	Macau	1 share of MOP99,000 and 1 share of MOP1,000	—	100	Property management
Crown Smart Investment Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	100	Property development
* Dalian Perfect Base Property Development Co., Ltd.	People's Republic of China, limited liability company	Registered capital US$7,500,000	—	51	Property development
#* Denney Investments Limited	British Virgin Islands	50,000 Ordinary shares of US$1 each	—	51	Investment holding
Easy Excel Development Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	100	Investment holding
Elsburg Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	100	Property investment
Eternal Fine International Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	51	Investment holding
#* Everfaith Investment Limited	British Virgin Islands	1 Ordinary share of US$1 each	100	—	Investment holding
Ever Famous International Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	51	Investment holding
#* First-Win Group Limited	British Virgin Islands	1 Ordinary share of US$1 each	—	51	Investment holding
Front Riches Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	100	Property investment
Fundscore Development Limited	Hong Kong	500,000 Ordinary shares of HK$1 each	—	100	Property investment
Glow Bright Investment Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	51	Investment holding
#* Goldtech Worldwide Limited	British Virgin Islands	1 Ordinary share of US$1 each	—	51	Investment holding
Grand System Development Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	51	Investment holding

Group Structure

Principal Subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and kind of legal entity	Issued and fully paid up share capital/registered capital	Percentage of attributable interest held by the Company Direct	Percentage of attributable interest held by the Company Indirect	Principal activities
* Guangdong Yuequn Concrete Company Limited	People's Republic of China, limited liability company	Registered capital US$1,330,000	—	63	Manufacture and sale of concrete
* Guangdong Yuesheng Concrete Co., Ltd.	People's Republic of China, limited liability company	Registered capital US$1,494,000	—	63	Manufacture and sale of concrete
* Guangzhou Bright Growth City Real Estates Co. Ltd.	People's Republic of China, limited liability company	Registered capital Rmb96,350,000	—	40.8	Property development
* Guangzhou Carry Win City Real Estates Co., Ltd.	People's Republic of China, limited liability company	Registered capital Rmb99,600,000	—	40.8	Property development
* Guangzhou Cement Factory	People's Republic of China, limited liability company	Registered capital Rmb114,240,000	—	49	Manufacture and sale of cement
* Guangzhou Central Funds City Real Estates Co. Ltd.	People's Republic of China, limited liability company	Registered capital Rmb70,020,000	—	40.8	Property development
* Guangzhou Charcon Real Estate Co., Ltd.	People's Republic of China, limited liability company	Registered capital HK$259,670,000	—	51	Property development
* Guangzhou Charho Real Estate Company Limited	People's Republic of China, limited liability company	Registered capital US$5,000,000	—	51	Property development
* Guangzhou Charmlink City Real Estates Co., Ltd.	People's Republic of China, limited liability company	Registered capital Rmb55,550,000	—	40.8	Property development

Group Structure

Principal Subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and kind of legal entity	Issued and fully paid up share capital/registered capital	Percentage of attributable interest held by the Company Direct	Indirect	Principal activities
* Guangzhou Cowan City Real Estates Co., Ltd.	People's Republic of China, limited liability company	Registered capital Rmb99,600,000	—	40.8	Property development
* Guangzhou Eastern Growth City Real Estates Co., Ltd.	People's Republic of China, limited liability company	Registered capital Rmb41,500,000	—	40.8	Property development
* Guangzhou Faithbond City Real Estates Co., Ltd.	People's Republic of China, limited liability company	Registered capital Rmb48,900,000	—	40.8	Property development
* Guangzhou Faithlink City Real Estates Co., Ltd.	People's Republic of China, limited liability company	Registered capital Rmb99,140,000	—	40.8	Property development
* Guangzhou Five Rams Cement Company Limited	People's Republic of China, limited liability company	Registered capital Rmb101,760,000	—	49	Manufacture and sale of slurry for the production of clinker
* Guangzhou Guangxiu City Real Estates Co., Ltd.	People's Republic of China, limited liability company	Registered capital Rmb63,150,000	—	40.8	Property development
* Guangzhou Honour City Real Estates Co. Ltd.	People's Republic of China, limited liability company	Registered capital Rmb55,150,000	—	40.8	Property development
#* Guangzhou Investment (China Property) Company Limited	British Virgin Islands	5,000 Ordinary shares of HK$1 each	—	51	Investment holding
Guangzhou Investment Finance Company Limited	Hong Kong	2 Ordinary shares of HK$1 each	100	—	Financial services
#* Guangzhou Investment (HK Property) Company Limited	British Virgin Islands	1 Ordinary share of HK$1 each	—	100	Investment holding

Group Structure

Principal Subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and kind of legal entity	Issued and fully paid up share capital/registered capital	Percentage of attributable interest held by the Company Direct	Indirect	Principal activities
* Guangzhou Investment Information Technology Company Limited	People's Republic of China, limited liability company	Registered capital Rmb1,000,000	—	95	Investment holding
#* Guangzhou Investment (Macau Property) Company Limited	British Virgin Islands	1 Ordinary share of HK$1 each	—	100	Investment holding
#* Guangzhou Investment Property Holdings Limited	British Virgin Islands	1 Ordinary share of US$1 each	100	—	Investment holding
* Guangzhou Jieyacheng Real Estate Development Co., Ltd.	People's Republic of China, limited liability company	Registered capital HK$92,000,000	—	46.92	Property development
* Guangzhou Keen Asia City Real Estates Co., Ltd.	People's Republic of China, limited liability company	Registered capital Rmb48,900,000	—	40.8	Property development
* Guangzhou Long Win City Real Estates Co., Ltd.	People's Republic of China, limited liability company	Registered capital Rmb99,600,000	—	40.8	Property development
* Guangzhou May Hua City Real Estates Co. Ltd.	People's Republic of China, limited liability company	Registered capital Rmb44,500,000	—	40.8	Property development
* Guangzhou Million Top City Real Estates Co., Ltd.	People's Republic of China, limited liability company	Registered capital Rmb99,600,000	—	40.8	Property development
* Guangzhou Nanxin Highways Development Company Limited	People's Republic of China, limited liability company	Registered capital Rmb42,439,000	—	29.33	Development and management of Guangshen Highway linking Guangzhou and Shenzhen
* Guangzhou Paper Limited	People's Republic of China, limited liability company	Registered capital Rmb827,590,000	—	51	Manufacture and sale of newsprint and corrugated paper

Group Structure

Principal Subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and kind of legal entity	Issued and fully paid up share capital/registered capital	Percentage of attributable interest held by the Company Direct	Percentage of attributable interest held by the Company Indirect	Principal activities
* Guangzhou Perfect City Real Estates Co., Ltd.	People's Republic of China, limited liability company	Registered capital Rmb50,170,000	—	40.8	Property development
* Guangzhou Qiaowei Highways Development Company Limited	People's Republic of China, limited liability company	Registered capital Rmb12,326,000	—	32.63	Investment holding
* Guangzhou Seaport City Real Estates Co. Ltd.	People's Republic of China, limited liability company	Registered capital Rmb80,120,000	—	40.8	Property development
* Guangzhou Sincere Land City Real Estates Co., Ltd.	People's Republic of China, limited liability company	Registered capital Rmb48,900,000	—	40.8	Property development
* Guangzhou Suiqiao Development Company Limited	People's Republic of China, limited liability company	Registered capital Rmb1,000,000	—	29.33	Investment holding
* Guangzhou Sun Peak City Real Estates Co., Ltd.	People's Republic of China, limited liability company	Registered capital Rmb50,140,000	—	40.8	Property development
* Guangzhou Super Gain City Real Estates Co., Ltd.	People's Republic of China, limited liability company	Registered capital Rmb56,440,000	—	40.8	Property development
* Guangzhou Swiss Joy City Real Estates Co., Ltd.	People's Republic of China, limited liability company	Registered capital Rmb56,440,000	—	40.8	Property development
* Guangzhou Taihe Highways Development Company Limited	People's Republic of China, limited liability company	Registered capital Rmb46,794,000	—	29.33	Development and management of Guangcong Highway Section I linking Guangzhou and Conghua

Group Structure

Principal Subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and kind of legal entity	Issued and fully paid up share capital/registered capital	Percentage of attributable interest held by the Company Direct	Indirect	Principal activities
* Guangzhou Tailong Highways Development Company Ltd.	People's Republic of China, limited liability company	Registered capital Rmb35,000,000	—	18.7	Development and management of Guangcong Highway Section II linking Guangzhou and Conghua, and the Provincial Highway 1909 linking Conghua and Longtan
* Guangzhou Talent Gather City Real Estates Co. Ltd.	People's Republic of China, limited liability company	Registered capital Rmb41,500,000	—	40.8	Property development
* Guangzhou Tiyu Building Company Limited	People's Republic of China, limited liability company	Registered capital US$26,700,000	—	51	Property development and investment
* Guangzhou Top Jade City Real Estates Co. Ltd.	People's Republic of China, limited liability company	Registered capital Rmb41,500,000	—	40.8	Property development
* Guangzhou Tung Win City Real Estates Co. Ltd.	People's Republic of China, limited liability company	Registered capital Rmb41,500,000	—	40.8	Property development
* Guangzhou Unionwin City Real Estates Co., Ltd.	People's Republic of China, limited liability company	Registered capital Rmb61,490,000	—	40.8	Property development
* Guangzhou Weian Highways Development Company Limited	People's Republic of China, limited liability company	Registered capital Rmb52,725,000	—	29.33	Development and management of Guangshan Highway linking Guangzhou and Shantou
* Guangzhou Winbase City Real Estates Co. Ltd.	People's Republic of China, limited liability company	Registered capital Rmb41,500,000	—	40.8	Property development

Group Structure

Principal Subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and kind of legal entity	Issued and fully paid up share capital/registered capital	Percentage of attributable interest held by the Company Direct	Indirect	Principal activities
* Guangzhou Winfair City Real Estates Co., Ltd.	People's Republic of China, limited liability company	Registered capital Rmb86,130,000	—	40.8	Property development
* Guangzhou Winner City Real Estates Co., Ltd.	People's Republic of China, limited liability company	Registered capital Rmb99,600,000	—	40.8	Property development
* Guangzhou Wise Leader City Real Estates Co., Ltd.	People's Republic of China, limited liability company	Registered capital Rmb33,040,000	—	40.8	Property development
* Guangzhou Worldheart City Real Estates Co., Ltd.	People's Republic of China, limited liability company	Registered capital Rmb99,600,000	—	40.8	Property development
* Guangzhou Xinguang Highways Development Company Limited	People's Republic of China, limited liability company	Registered capital Rmb43,000,000	—	20.16	Development and management of Guanghua Highway linking Guangzhou and Huadu
* Guangzhou Yieldwise City Real Estates Co., Ltd.	People's Republic of China, limited liability company	Registered capital Rmb48,900,000	—	40.8	Property development
* Guangzhou Yue Peng Information Ltd.	Peoples's Republic of China, limited liability company	Registered capital Rmb10,000,000	—	36.66	Investment holding
* Guangzhou Yue Xiu Property Management Company Limited	People's Republic of China, limited liability company	Registered capital Rmb1,000,000	—	30.6	Property management
* Guangzhou Zhujiang Cement Co., Ltd.	People's Republic of China, limited liability company	Registered capital Rmb278,000,000	—	49.7	Manufacture and sale of cement

Group Structure

Principal Subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and kind of legal entity	Issued and fully paid up share capital/registered capital	Percentage of attributable interest held by the Company Direct	Indirect	Principal activities
* Guangzhou Ziwei Real Estates Co., Ltd.	People's Republic of China, limited liability company	Registered capital Rmb207,010,000	—	40.8	Property development
#* GZI Transport (Holdings) Limited	British Virgin Islands	1,848,497,550 Ordinary shares of HK$1 each	—	51	Investment holding
# GZI Transport Limited	Bermuda	1,044,581,530 Ordinary shares of HK$0.1 each	0.04	36.62	Investment holding
#* Honstar Investments Limited	British Virgin Islands	1 Ordinary share of US$1 each	—	51	Investment holding
* Hunan Yue Tung Highway and Bridge Development Company Limited	People's Republic of China, limited liability company	Registered capital Rmb21,000,000	—	27.5	Development and management of Xiang Jiang Bridge II in Hunan Province
Intro-Win Development Limited	Hong Kong	5,000,000 Ordinary shares of HK$1 each	—	75.01	Investment holding
Jamsin Limited	Hong Kong	2 Ordinary shares of HK$1 each	100	—	Property holding
Jankon International Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	51	Investment holding
Jumbo Good Development Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	100	Property investment
# Jumbo King Development Limited	Hong Kong	2 Ordinary shares of HK$1 each	100	—	Property investment
Kam Hon Investment Company Limited	Hong Kong	10,000 Ordinary shares of HK$100 each	—	51	Investment holding
#* Kiu Fung Limited	British Virgin Islands	2 Ordinary shares of HK$1 each	—	36.66	Investment holding
Light Home Development Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	51	Investment holding
Master Jet Industrial Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	70	Investment holding
Merry Growth Development Limited	Hong Kong	100 Ordinary shares of HK$1 each	—	100	Property investment

Group Structure

Principal Subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and kind of legal entity	Issued and fully paid up share capital/registered capital	Percentage of attributable interest held by the Company Direct	Indirect	Principal activities
Multi-Way Industries Limited	Hong Kong	10,000,000 Ordinary shares of HK$1 each	—	38.5	Manufacture and sale of concrete
Nation Harvest Development Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	100	Investment holding
Pacific Max Industrial Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	100	Investment holding
Perfect Base Development Limited	Hong Kong	1,000,000 Ordinary shares of HK$1 each	—	51	Investment holding
Raybeach Investment Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	100	Property investment
#* Round Table Holdings Limited	British Virgin Islands	100 Ordinary shares of HK$1 each	100	—	Investment holding
* Shaanxi Jinxiu Transport Co., Limited	People's Republic of China, limited liability company	Registered capital Rmb100,000,000	—	36.66	Development and management of Xian Lintong Expressway in Shaanxi Province
Shine Bonus International Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	38.5	Property holding
Smart Perfect Development Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	100	Investment holding
Smart Rise Development Limited	Hong Kong	100 Ordinary shares of HK$1 each	—	100	Property investment
Smart Top Enterprises Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	36.66	Property holding
* Sociedade de Fomento Predial Codo (Macau) Limitada	Macau	1 share of MOP99,000 and 1 share of MOP1,000	—	100	Property development
Star Noble Enterprises Limited	Hong Kong	1,000,000 Ordinary shares of HK$1 each	—	30.6	Investment holding
#* Super Gain Development Limited	British Virgin Islands	350,000 Ordinary shares of HK$1 each	—	51	Investment holding
#* Superland Development Ltd.	British Virgin Islands	10,000 Ordinary shares of HK$1 each	—	51	Investment holding
Takwill International Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	51	Investment holding
Top Health International Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	51	Investment holding
Viclong Company Limited	Hong Kong	100 Ordinary shares of HK$100 each	—	100	Property investment

Group Structure

Principal Subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and kind of legal entity	Issued and fully paid up share capital/registered capital	Percentage of attributable interest held by the Company Direct	Indirect	Principal activities
Worldbest Development Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	51	Investment holding
Yue Chi Cement Company Limited	Hong Kong	8,000,000 Ordinary shares of HK$1 each	—	38.5	Trading and transportation of cement
Yue Xiu Concrete Company Limited	Hong Kong	10,000,000 Ordinary shares of HK$1 each	—	35.7	Manufacture and sale of concrete
* Yue Xiu Investment (China) Company Limited	People's Republic of China, limited liability company	Registered capital Rmb39,015,773.09	100	—	Investment holding
Yue Xiu Property Agency Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	100	Property agency services
Yue Xiu Property Consultants Limited	Hong Kong	100 Ordinary shares of HK$1 each and 500,000 Non-voting deferred shares of HK$1 each	—	100	Property management consultancy services
Yue Xiu Property Management Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	100	Building management services

The above table includes the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results of the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

* Subsidiaries not audited by PricewaterhouseCoopers, Hong Kong.

\# Companies operate principally in Hong Kong instead of in their respective places of incorporation/establishment except Jumbo King Development Limited which operates in Singapore.

Group Structure

Principal Jointly Controlled Entities

As at 31st December 2001, the Group held the following principal jointly controlled entities:

Name of jointly controlled entity	Place of establishment	Effective percentage of indirect interest in ownership/ voting power/ profit sharing	Principal activities
Fujian Yue Xiu Shao Wu Pulp and Paper Manufacturing Company Limited	People's Republic of China	51 54.55 51	Manufacture and sale of pulp and paper
Guangdong Xinshidai Real Estate Ltd.	People's Republic of China	22.95 33.33 22.44	Property development
Guangzhou Charfar Real Estate Company Limited	People's Republic of China	56.26 55.56 56.26	Property development
Guangzhou Five Rams Express Transport Company Limited	People's Republic of China	23.47 42.86 23.47	Transportation service
Guangzhou Northern Second Ring Expressway Co., Limited	People's Republic of China	18.70 50 18.70	Development and management of Guangzhou Northern Second Ring Expressway in Guangzhou
Guangzhou South House Property Industry Co., Ltd.	People's Republic of China	15.3 28.57 15.3	Property development and management
Huadu Cement Limited	People's Republic of China	35 50 35	Manufacture and sale of cement
Tangshan Qixin Cement Company Limited	People's Republic of China	51 55.56 51	Manufacture and sale of cement
Zhoushan Xinyuan Real Estate Development Co., Ltd.	People's Republic of China	19.38 33.33 19.38	Property development

All jointly controlled entities are not audited by PricewaterhouseCoopers, Hong Kong.

Group Structure

Principal Associated Companies

As at 31st December 2001, the Group held shares/interests in the following principal associated companies:

Name of associated company	Place of incorporation/ establishment	Effective percentage holding	Principal activities
Country Calm Investment and Development Company Limited	Macau	50	Property development
Companhia de Investimento Predial San Chee Lee, Limitada	Macau	25	Investment holding
Guangdong Humen Bridge Co., Ltd.	People's Republic of China	8.8	Development and management of Humen Bridge in Humen
Guangzhou Jiehing Property Development Company Limited	People's Republic of China	13.6	Property development
Guangzhou Jinpeng Group Co., Ltd.	People's Republic of China	36.84	Mobile communication equipment manufacturing and integration
Guangzhou Northring Freeway Co., Ltd.	People's Republic of China	8.91	Development and management of Guangzhou City Northern Ring Road
Guangdong Qinglian Highway Development Co., Ltd.	People's Republic of China	5.72	Development and management of National Highway 107 linking Qingyuan and Lianzhou
Guangzhou Xin Yue Real Estate Development Co. Ltd.	People's Republic of China	14.38	Property development
Hainan China City Property Development Co. Ltd.	People's Republic of China	15.91	Property development
Squareal Cement Limited	Hong Kong	49	Investment holding
Well Force Properties Ltd.	British Virgin Islands	13.6	Investment holding

All associated companies are not audited by PricewaterhouseCoopers, Hong Kong.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the Company will be held at 1st Floor, South China Hotel, 67-75 Java Road, North Point, Hong Kong on Wednesday, 26th June 2002 at 9:30 a.m. for the following purposes:

1. To receive and consider the audited accounts and the reports of the directors and auditors for the year ended 31st December 2001.

2. To elect directors and to authorise the board to fix directors' remuneration.

3. To re-appoint auditors and to authorise the board to fix their remuneration.

4. As special business to consider and, if thought fit, to pass the following resolutions as Ordinary Resolutions:

   A. "THAT

   (a) subject to sub-paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of shares of the Company which may be purchased by the Company pursuant to the approval in sub-paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution, and the said approval shall be limited accordingly; and

   (c) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

      (i) the conclusion of the next annual general meeting of the Company;

      (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; and

      (iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

Notice of Annual General Meeting

B. "THAT

(a) subject to sub-paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in sub-paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in sub-paragraph (a), otherwise than pursuant to (i) a Rights Issue, (ii) the exercise of the conversion rights attaching to any securities which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to executives and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares of the Company open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

Notice of Annual General Meeting

C. " THAT

conditional upon the passing of Resolutions under sub-paragraphs A and B above, the aggregate nominal amount of the number of shares in the capital of the Company which shall have been repurchased by the Company pursuant to and in accordance with sub-paragraph A above shall be added to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to and in accordance with the exercise of the general mandate approved in sub-paragraph B above."

By order of the Board
Wong Chi Keung
Company Secretary

Hong Kong, 23rd April 2002

Notes:

1. The register of members of the Company will be closed from Friday, 21st June 2002 to Wednesday, 26th June 2002, both days inclusive, for the purpose of establishing the entitlement of members to vote at the meeting convened by the above notice. During this period, no transfer of shares of the Company will be registered. In order to qualify for voting, all transfers of shares of the Company accompanied by the relevant share certificates must be lodged for registration with the Company's Share Registrar, Abacus Share Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, not later than 4:00 p.m. on Thursday, 20th June 2002.

2. A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

3. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such authority, must be deposited with the Company's Share Registrar, Abacus Share Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, not less than 48 hours before the time appointed for holding of the meeting or adjourned meeting thereof.

4. At the annual general meeting of the Company held on 19th June 2001, Ordinary Resolutions were passed giving general mandates to directors of the Company to repurchase shares of the Company on the Stock Exchange and to allot, issue and otherwise deal with additional shares in the capital of the Company respectively. Under the terms of the Companies Ordinance and the Listing Rules these general mandates lapse at the conclusion of the Annual General Meeting for 2002, unless renewed at that meeting. The Ordinary Resolutions sought in items 4A and 4B of the above notice renew these mandates.

5. With reference to the Ordinary Resolutions sought in items 4A and 4B of the above notice, the directors of the Company wish to state that they have no immediate plans to repurchase any existing shares or to issue any new shares of the Company. Approval is being sought from members of the Company as a general mandate pursuant to the Companies Ordinance and the Listing Rules.

Corporate and Investor Relations Information

Board of directors

Executive directors

Liu Jinxiang *(Chairman)*
Xie Shuwen
Chen Guangsong
Li Fei
Liang Ningguang
Xiao Boyan
Cai Hanxiang
Luo Guoqing
Dong Huiyan
Li Jiaqiang
Shi Jinling
Yin Hui
Wu Yiyue
Wang Hongtao
Wong Chi Keung
Yan Yuk Fung

Independent non-executive directors & audit committee members

Yu Lup Fat Joseph
Lee Ka Lun

Company secretary

Wong Chi Keung

Auditors

PricewaterhouseCoopers
Certified Public Accountants

Principal bankers

Bank of China, Hong Kong Branch
The Hongkong and Shanghai Banking Corporation Limited

Website to access company information

http://www.gzinvestment.com.hk
http://www.hkex.com.hk

Registered office

24th Floor
Yue Xiu Building
160-174 Lockhart Road
Wanchai, Hong Kong

Share registrar

Abacus Share Registrars Limited
5th Floor, Wing On Centre
111 Connaught Road Central, Hong Kong

Share listing

The Company's shares are listed on:
The Stock Exchange of Hong Kong Limited
Singapore Exchange Securities Trading Limited

The stock codes are:
The Stock Exchange of Hong Kong Limited – 123
Reuters – 123.HK
Bloomberg – 123 HK

Investor relations

For further information about Guangzhou Investment Company Limited, please contact:

Josephine Mak
Telephone : (852) 2116 8022
Facsimile : (852) 2598 7688
Email : contact@gzinvestment.com.hk

ADR depositary bank

The Bank of New York
American Depositary Receipts
620 Avenue of the Americas, 6th Floor
New York, NY 10011, USA
Telephone : (646) 885 3218
Facsimile : (646) 885 3043

Analysis of the Guangzhou Property Portfolio

Before Acquisition
***(550,000 sq.meters)**

Post Acquisition
***(5,860,000 sq. meters)**

By Stage of Development

Before Acquisition



- **2%** Property interest held for investment
- **6%** Property interest held for sale
- **56%** Property interest held under development
- **36%** Property interest held for future development

Post Acquisition



- **5%** Property interest held for investment
- **4%** Property interest held for sale
- **20%** Property interest held under development
- **71%** Property interest held for future development

By Land Use

Before Acquisition



- **20%** Office
- **8%** Carpark
- **15%** Shop
- **57%** Residential

Post Acquisition



- **9%** Office
- **4%** Carpark
- **7%** Shop
- **80%** Residential

By Location

Before Acquisition



- **20%** Hai Zhu
- **33%** Tian He / Dong Shan
- **23%** Yue Xiu
- **7%** Bai Yun
- **17%** Others (in Guangzhou & China)

Post Acquisition



- **8%** Hai Zhu
- **19%** Tian He / Dong Shan
- **5%** Yue Xiu
- **12%** Bai Yun
- **43%** Nansha & Others
- **13%** Cong Hua

*** Attributable Gross Floor Area and Site Area**

List of Major Property Projects in Guangzhou : For Sales in 2002

Project	Land Use	Available Sales Area (sq. m)	Attributable Interest (%)	Location
Run Hui Building At the crossing of Jiangnan Xi Road and Zishan Street, Guangzhou	Residential	3,818	40.8#	Hai Zhu
Run Hui Building At the crossing of Jiangnan Xi Road and Zishan Street, Guangzhou	Shop	2,000	40.8#	Hai Zhu
Feng Hui Court No. 76, 78 Jiangnan Xi Road, Guangzhou	Residential	3,200	40.8#	Hai Zhu
Phase I of Springland Garden Block 12 and Block 13, Zhuang Tou Residential District, Gongye Main Road, Hai Zhu District, Guangzhou	Residential	4,000	39.0#	Hai Zhu
Galaxy City Zhu Jiang Estate E2-1 and E2-2, Tian He District, Guangzhou	Residential	52,500	40.8#	Tian He
Galaxy City Zhu Jiang Estate E2-1 and E2-2, Tian He District, Guangzhou	Shop	2,000	40.8#	Tian He
Junhui Building Tian He Southern Residential 1-1, 2, 3, Tian He District, Guangzhou	Residential	2,000	40.8#	Tian He
Xiangkang Commercial Plaza Sanyuan Li, Bai Yun District, Guangzhou	Office	500	51.0#	Bai Yun
*Romantic Garden Zhu Jiang Estate E-1-4, Tian He District, Guangzhou	Residential	20,000	95.0	Tian He
*Development Land of Jiang Nan Xin Yuan No. 40 Xin Gang Xi Road, Hai Zhu District, Guangzhou	Residential/Shop	6,200	95.0	Hai Zhu
*Tian He Tian Jin Court North of Tian He Road and East of Ti Yu Dong Road, Guangzhou	Residential	8,800	95.0	Tian He
*Ling Lang Garden Tong Jia Road, West of Xi Cha Road, Guangzhou	Residential/Shop	28,600	95.0	Bai Yun
*Hua Cheng Yuan & Hong Cheng Garden Da Tong Road and Zone 17, Er Sha Island, Dong Shan District, Guangzhou	Residential	12,000	95.0	Er Sha Island
*Land Parcel of Glade Village Cong Hua, Guangzhou	Residential	40,000	95.0	Cong Hua

\# The Group's attributable interest will be close to doubled after increasing stake in Super Gain to 100 per cent

* Projects to be acquired by the Group from Guangzhou Construction

List of Major Property Projects in Guangzhou : For Rental in 2002

Project	Land Use	Available Rental Area (sq. m)	Attributable Interest (%)	Location
Jin Han Building No. 119 Liuhua Road, Yue Xiu District, Guangzhou	Office/Carpark	18,664	51.0#	Yue Xiu
*White Horse Commercial Building No. 16 Zhan Nan Road, Yue Xiu District, Guangzhou	Shop	36,000	72.3	Yue Xiu
*City Development Plaza No. 189 Ti Yu Xi Road, Tian He District, Guangzhou	Shop/Office /Carpark	58,100	95.0	Tian He
*Lu Hu Building No. 123 Lu Jing Road, Lake Lu, Tian He District, Guangzhou	Office	10,100	95.0	Tian He
*Level 1 to Level 8 Cheng Zhong Decoration Building No. 3 Tian He Bei Road, Tian He District, Guangzhou	Office	4,000	97.7	Dong Shan
*Golden Arch Residence Da Tong Road, Er Sha Island, Guangzhou	Residential	4,000	95.0	Dong Shan
*Guang Yuan Cultural Centre No. 33 Jing Tai Zhi Street, Bai Yun District, Guangzhou	Shop/Carpark	26,500	75.0	Bai Yun
*Phase 1 of Jiang Nan Estate, Nan Feng Shopping Centre, F1, F2, G1, G2, No. 148 Jiangnan Da Road Central, Hai Zhu District, Guangzhou	Shop	6,000	95.0	Hai Zhu

The Group's attributable interest will be close to doubled after increasing stake in Super Gain to 100 per cent

* Projects to be acquired by the Group from Guangzhou Construction

List of Major Property Projects in Guangzhou : Projects Under Development

Project	Land Use	Gross Floor Area (sq. m)	Attributable Interest (%)	Location
Tian He Rail Station East - Commercial Plaza Tian He District, Guangzhou	Shop/Carpark	105,200	40.8#	Tian He
Guangzhou Sports Stadium Building No. 119 Liuhua Road, Yue Xiu District, Guangzhou	Shop/Office	125,000	51.0#	Yue Xiu
Land Lot No. RJ-1 MTR Junction of Zhongshan Road and Jiefang Bei Road, Yue Xiu District, Guangzhou	Residential/Shop/Office	88,323	46.9#	Yue Xiu
*Commercial District Zone 2 Tian He District, Guangzhou	Office	149,277	95.0	Tian He
*Development Land of Jiang Nan Xin Yuan No. 40 Xin Gang Xi Road, Hai Zhu District, Guangzhou	Residential/Shop	399,019	95.0	Hai Zhu
*Yin Feng International Building Nos. 116-118 Ti Yu Dong Road, Tian He District, Guangzhou	Office	80,000	95.0	Tian He
*Hong Cheng Garden Er Sha Island Zone 17, Dong Shan District, Guangzhou	Residential	30,024	95.0	Dong Shan
*Tong De Garden Phase II Western Land Lots, Bai Yun District, Guangzhou	Residential/Shop	142,033	95.0	Bai Yun

The Group's attributable interest will be close to doubled after increasing stake in Super Gain to 100 per cent

* Projects to be acquired by the Group from Guangzhou Construction

目 錄

公司簡介

越秀投資有限公司(「本公司」)於一九九二年十二月在香港聯合交易所有限公司(「聯交所」)上市。本公司的控權股東越秀企業(集團)有限公司(「越秀企業」)是廣州市人民政府在香港的窗口公司。本集團建立了多項業務，包括主要位於中國內地(「中國」)廣東省的房地產、水泥及預拌混凝土(「預拌混凝土」)、製漿及造紙及收費公路。這些業務在華南地區均有龐大的市場佔有率。中國房地產業務方面，本集團目前在廣州市(「廣州」)的房地產項目及土地儲備，應佔總樓面及地盤面積約為550,000平方米，主要為住宅地盤。目前，本集團是廣東省最大的水泥生產商，水泥年生產能力達2,900,000噸，預拌混凝土年生產能力為2,000,000立方米。新聞紙廠的年生產能力為290,000噸。收費公路業務是透過於一九九七年在聯交所獨立上市的本公司附屬公司－越秀交通有限公司經營，越秀交通有限公司目前在廣東及中國個別的其他省份經營應佔約264公里的收費公路及橋樑項目。自一九九九年後期起，本公司開始在高科技業務範疇進行選擇性投資，這些業務包括移動網絡設備製造及組裝，以及開發地理訊息系統技術的軟件和解決方案。

本集團計劃擴大廣州房地產及收費公路業務，由於華南經濟持續發展，這方面的業務潛力無可限量。此外，包括水泥、預拌混凝土及高科技項目等非核心投資之權益將會出售。於新聞紙業務之權益亦預期會因進行建議的A股上市計劃而被攤薄。


公眾人士
越秀企業（集團）有限公司
56%
44%
越秀投資有限公司
現有投資
越秀交通有限公司
收費公路及橋樑
(264公里)
現有投資
將出售的投資*
房地產
香港地產
(14萬平方米)
中國地產
(55萬平方米)
製漿及造紙
新聞紙
(29萬噸)
長纖維木漿
(5萬噸)
水泥及
預拌混凝土
水泥及熟料
(290萬噸)
預拌混凝土
(200萬立方米)
高科技項目
移動網絡製造、
組裝及工程服務
地理信息技術軟件
及應用方案

* *根據本公司和越秀企業於二〇〇一年十二月十日簽訂的協議。*

二〇〇一年財務摘要

	[illegible]	
		[illegible]
	二〇〇一年	[illegible]
	千港元	[illegible]
營業額	**3,374,335**	3,380,717
經營盈利	**574,716**	609,594
應佔盈利減(虧損)		
共同控制實體	**(18,109)**	(11,709)
聯營公司	**139,985**	121,310
股東應佔盈利	**39,782**	53,582
每股基本盈利	**1.00仙**	1.36仙
全面攤薄每股盈利	**0.99仙**	1.35仙
利息保障倍數	**3.6倍**	3.4倍

	[illegible]	
	二〇〇一年	[illegible]
	千港元	[illegible]
總資產	**19,961,555**	19,604,175
總負債(包括少數股東權益)	**13,431,017**	13,118,629
股東權益	**6,530,538**	6,485,546
每股淨資產	**1.63港元**	1.65港元
總資本負債比率	**38%**	36%

董事長報告



董事長
劉錦湘

於二〇〇一年年度，由於生產能力及銷售量擴大，以及營運效率提高，本集團的水泥及新聞紙業務均表現理想，抵銷了收費道路及房地產營業額下降的影響。收費公路業務受興建道路網絡等暫時性因素影響，而房地產業務則由於政府收緊預售條例，導致銷售面積減少。

廣州市場穩步擴展，香港經濟則持續放緩。於二〇〇一年，主要與本集團在香港的餘下房地產項目有關的重估虧絀及撥備為42,404,000港元。年內，本集團錄得股東應佔盈利為39,782,000港元。

去年本集團發展的里程碑是收購廣州市城市建設開發集團有限公司(「廣州城建」)之大部份權益。透過是次收購及出售水泥、預拌混凝土及高科技等非核心業務，本集團將可以更有效地重新調撥內部資源，及將重心轉移至廣州的房地產投資及開發業務。

董事長報告

廣州城建與本集團的業務相輔相成，有助彌補本集團現時土地儲備及投資物業相對較少，以及欠缺房地產發展項目的設計、驗證及代理服務等的不足。最重要的是，廣州城建管理層加入本集團董事會後，將會負責管理所有房地產項目，從而進一步增強本集團在房地產業務的經營實力，使本集團進一步發揮在香港多年的商業經驗。

廣州目前是中國發展最快及最富裕的城市之一，於二〇〇一年的家庭收入及本地人均生產總值高踞全國前列。展望未來，本集團的目標是發展成為華南地區的主要房地產發展商，而收費公路業務將會繼續提供經常性收入以支持房地產業務的發展，本集團於造紙業務之權益，將會透過廣州造紙有限公司(「廣州造紙廠」)的A股上市建議而逐步減持。本集團並會在本年稍後時間就港、澳一些餘下的房地產項目的發展潛力進行檢討，務求進一步精簡本集團的業務。

隨着國際市場逐步改善，本集團相信，中國，特別是華南地區的經濟，將會繼續優於世界整體的表現。基於本集團現正將業務重點轉移至廣州的房地產業務，上述收購的效益將於二〇〇二年下半年浮現，本集團對中期發展的前景感到樂觀。

最後，本人對全體股東、董事及職員在二〇〇一年的支持，勤奮及努力深表謝意。去年，張伯華先生因退休辭任董事會職務。本人藉此機會就張先生過去的貢獻衷心致謝。另外，本人歡迎陳光松先生、李飛先生、羅國慶先生、尹輝先生、吳一岳先生及王洪濤先生加入董事會。

董事長
劉錦湘

香港，二〇〇二年四月十九日

管理層論述及分析

業務回顧

現有業務

廣州一手和二手物業市場持續擴展

雖然高層大廈的銷量較去年增加7.8%，但多層大廈的銷量則有所減少，令二〇〇一年廣州市區(八區)一手住宅市場的總銷量較二〇〇〇年下降4.04%至4,750,000平方米。售價仍然繼續承接溫和的上升趨勢，較二〇〇〇年上升0.8%，約為每平方米人民幣4,923.8元。於二〇〇一年，整個廣州市場包括郊區的總銷量為7,140,000平方米，平均每平方米的價格為人民幣4,230元。年內二手市場的交投亦異常活躍，銷量大幅上升78.4%至2,230,000平方米，而價格較二〇〇〇年同期下調15.4%至平均每平方米人民幣3,587.4元。

這些數字顯示經濟向好及購買力持續改善，廣州住宅的一手和二手市場因而保持活躍。本集團不斷加大開發及市場推廣的力度，憑藉這些努力，本集團於二〇〇一年發展中及銷售物業的總樓面面積，分別為710,200平方米及68,000平方米。年內主要供出售用途的項目星匯園屢獲殊榮，包括廣州十大明星樓盤和廣州最佳開發理念樓盤。在廣州大型房地產發展商當中，本集團就銷量而言在首二十名內。



星滙園的住客花園及設施

管理層論述及分析

市場定位和銷售

本集團的未來市場定位，是專注發展位於如海珠區和天河區等廣州市區，平均售價介乎每平方米人民幣4,000元至人民幣7,000元之間的中價和大眾化住宅項目。本集團亦將選擇性物色郊區住宅項目和市區寫字樓項目。於二〇〇二年，待較早前公佈收購廣州城建的主要權益完成後，可供出售項目將會大幅增加，包括星匯園、潤匯大廈、逸泉山莊、嶺南花園和漾晴居等。

本集團預期廣州住宅市場的規模於二〇〇二年將繼續擴大，供應和需求均會上升，而番禺地區亦將發展成為一個新的住宅區。雖然競爭或會加劇，但由於自置住宅物業仍處低水平、租金回報理想、按揭成本低、中國加入世界貿易組織後民生日益富庶，以及有接近一千萬並快速增長的人口，廣州物業市場仍具備龐大的增長潛力。放眼未來，本集團於完成上述收購後，首要任務是透過加強內部監控和與廣州城建分享資源，減省整個建築工序的成本。



星匯園示範單位

連接廣州市東部珠江新城至南面郊區番禺區的廣州地鐵線路擴展工程正在規劃中。這項發展對本集團極為有利，並會提升本集團位於珠江新城土地儲備的價值。廣州市人民政府最近收緊房地產市場的法規，發展商必須完成三分之二結構工程，方可預售高層大廈。在土地拍賣會上投得大面積土地的地價款項，亦必須於二十四個月內繳清。本集團相信，這些政策將會令廣州房地產行業趨於資金密集，有利擁有大量土地和財務資源且信譽良好的發展商。

新聞紙業務表現理想

由於新生產線已全面投產，新聞紙生產能力提升至每年290,000噸，令廣州造紙廠能及時滿足廣東省內主要報章的增長需求。在二〇〇一年，廣州造紙廠售出261,649.21噸新聞紙，較二〇〇〇年同期高出9.16%。新聞紙按年計的平均售價維持穩定在每噸約人民幣4,900元。由於進口原料價格下降，加上集團自行生產更多紙漿和電力、縮減人員12%，以及整體營運效率改善，故此，雖然新聞紙價格於下半年開始回順，廣州造紙廠於二〇〇一年全年表現仍然理想。

年內，該廠繼續成為內地生產新聞紙市場擁有最大市場份額的生產商之一，按銷量計穩踞中國內地前列。作為產品質量的指標，該廠於二〇〇一年連續第十年被評為用戶滿意單位。展望二〇〇二年，本集團預期市場的競爭將會加劇，並已

管理層論述及分析

制訂多項措施，包括繼續削減成本，及向第三者供應剩餘電力和提供維修服務，以維持盈利能力。二〇〇二年開始，本集團亦將會執行ISO9000管理制度，將管理方法制度化。

收費公路交通流量受建築工程影響

雖然受到廣州市籌備第九屆全國運動會進行道路修建工程、廣東省偏遠地區禁止超載貨車行駛，以及增建道路通車的影響，本公司的收費公路附屬公司(越秀交通有限公司)於二〇〇一年仍然錄得股東應佔盈利220,300,000港元。本集團相信，若干收費公路項目或會持續受到上述因素影響。然而，本集團的投資組合多元化，另外一些收費公路項目將能於二〇〇二年維持穩定增長。

將出售項目

為了專注於廣州房地產的核心業務的發展，本集團的水泥、預拌混凝土及高科技業務將以總代價15.5億港元，售予越秀企業。

水泥及預拌混凝土業務

於二〇〇一年，本公司和德國海德堡水泥集團合資的水泥附屬公司中國世紀水泥有限公司(「世紀水泥」)因擴產及市場擴張關係，水泥及熟料的總銷量比去年同期上升約12.4%至約2,850,000噸。由於自行生產的石灰石成本受惠於技術改善而下降，加上營運效率上升，所節省的成本足以抵銷水泥平均售價下降至每噸約人民幣270元。年內，廣州預拌混凝土的表現，亦因整體成本下降抵銷了預拌混凝土的價格下調而得到改善。香港市場因建築活動減少而依然疲弱，於二〇〇一年，世紀水泥在廣州及香港市場售出的預拌混凝土合共990,000立方米。廣州興建新機場和第二期地鐵系統，將持續為廣州市場締造水泥及預拌混凝土的需求。世紀水泥亦計劃進軍廣東省中型城市的新市場，例如：深圳、中山、江門等。

高科技業務

本集團於廣州金鵬集團有限公司擁有約36.84%的實際權益，其主要從事(i)銷售及製造電訊設備，包括流動開關設備及流動電話；及(ii)投資於中國資訊相關行業，包括資訊科技顧問服務。本集團亦於中科越秀(香港)訊息產業有限公司(「中科越秀」)擁有約46.70%實際權益。中科越秀主要從事提供地理訊息系統、全球定位系統，及為協助客戶解決應用地理數據

管理層論述及分析

問題而度身定造的遙遠感應設備。中科越秀及其附屬公司可就土地記錄管理及物業評值、土地使用規劃及分類、公眾安全、土木工程、人口普查、物業及設備管理等提供顧問及應用服務。中科越秀亦提供交通、水務／污水處理、環境及公眾設施管理的應用服務。

非常重大的物業資產收購

於二〇〇一年十二月，本集團宣佈以約50億港元代價，向其控權股東越秀企業收購廣州城建主要權益及一些其他中國房地產項目的權益(「該收購」)。

上述資產包括(一)約值63.6億港元的95%廣州城建權益；及(二)約值20億港元的49%盛德發展有限公司(「盛德」)股權。廣州城建是廣州最具規模及商譽的房地產發展商，亦是國內首一百家最佳房地產集團之一；盛德則是由本公司(51%)及越秀企業(49%)合資發展中國房地產項目的合營業務。

上述約50億港元的代價相等於上述兩家房地產集團應佔有形資產淨值約83.6億港元的六折價錢。本公司會以20億港元現金、向越秀企業發行約21.5億股每股0.68港元的新股份，及以15.5億港元向越秀企業出售其水泥、預拌混凝土及高科技等項目支付。

根據二〇〇一年十二月三十一日向本公司股東刊發的一份相關通函，在完成交易後，本集團於二〇〇一年六月三十日的未經審核備考有形資產淨值將增加85%至116.8億港元，而二〇〇〇年年度未經審核備考綜合純利將最少增加89%至212,000,000港元，相關的每股有形資產淨值及每股盈利亦將會分別上升約21%及23%。資產與負債淨比率(即債項淨額對有形資產淨值的比率)將會由29%溫和上升至36%，越秀企業持有本公司的股權則由約44%上升至63%。

如上列的數據所示，該收購明顯對本集團帶來正面的財務影響。更重要的是，本集團可藉此大幅增加土地資源，項目的應佔總樓面面積及土地儲備的應佔地盤面積，將分別增加3.5倍及20.3倍至1,670,000平方米及4,190,000平方米，並將成為廣州最大的發展商。

管理層論述及分析

財務回顧

業績分析

於二〇〇一年年度，由於生產能力及銷售量擴大，以及營運效率提高，本集團的水泥及新聞紙業務均表現理想，抵銷了收費道路及房地產營業額下降的影響。收費公路業務受興建道路網絡及廣東省偏遠地區禁止超載貨車行駛等暫時性因素影響，而房地產業務則由於政府收緊預售條例，導致銷售面積減少。

基於上述業務的不同表現，本集團二〇〇一年的營業額與二〇〇〇年大致相若，輕微下降0.2%至3,374,335,000港元（二〇〇〇年：3,380,717,000港元）。整體毛利亦因相同原因而減少4.6%至1,250,078,000港元（二〇〇〇年：1,310,880,000港元）。二〇〇一年的銷售、分銷及行政開支為644,954,000港元，與二〇〇〇年的水平相若（二〇〇〇年：636,859,000港元）。

廣州市場穩步擴展，香港經濟則持續放緩，進一步影響本集團在香港餘下的物業投資及地產發展組合價值。於二〇〇一年，主要與該等項目有關的重估虧絀及撥備分別為28,404,000港元及14,000,000港元。

此外，本集團根據於二〇〇一年一月一日起生效的會計實務準則第30號的過渡性條款，就過往所收購的收費公路項目已於儲備內撇銷的商譽，作公平價值的重估，追溯重列二〇〇〇年的股東應佔盈利為53,582,000港元，以符合新會計政策。

於二〇〇一年，本集團錄得股東應佔盈利為39,782,000港元（二〇〇〇年重列：53,582,000港元）。

每股盈利

	二〇〇一年	重列 二〇〇〇年
已發行股份加權平均數	**3,976,268,141**	3,936,567,892
股東應佔盈利（港元）	**39,782,000**	53,582,000
每股基本盈利（仙）	**1.00**	1.36

由於於二〇〇一年本公司因轉換可換股債券為普通股而發行59,014,267股股份，及因行使購股權而發行11,652,000股股份，二〇〇一年已發行股份之加權平均數較二〇〇〇年上升。

管理層論述及分析

末期股息

董事不建議派付二〇〇一年度之末期股息(二〇〇〇年:無)。年內並無派付中期股息(二〇〇〇年:無)。

現金流量分析

於二〇〇一年,本集團來自經營業務的現金流入淨額為488,000,000港元,來自融資項目之現金流入淨額為348,000,000港元,主要是從籌集銀行貸款淨額所得。年內,本集團因出售兩條公路之全部權益及固定資產而產生的現金流入分別約為282,000,000港元及49,000,000港元。連同其他現金流入,可供運用之現金流量總額已用作償還銀行貸款,贖回可換股債券、支付投資項目及業務擴展,以及派付股息。於二〇〇一年十二月三十一日,本集團之銀行結餘及現金(不包括銀行存款)增加了27%至1,388,000,000港元(二〇〇〇年:1,095,000,000港元)。

資本性開支

於二〇〇一年二月,本集團以代價173,000,000港元,透過越秀交通有限公司增持西臨高速公路之權益,由51%增至100%。年內,本集團向越秀交通有限公司之共同控制實體注資約172,200,000港元,其中約92,500,000港元由此一實體的少數股東提供。於二〇〇一年,本集團亦收購新固定資產達223,000,000港元。

資本及其他承擔

於二〇〇一年十二月三十一日,本集團之承擔約為136,000,000港元,乃用作收購持有清連公路之本集團非全資附屬公司餘下的34.0%權益。同時,本集團之其他承擔為888,000,000港元,其中186,000,000港元用作增添固定資產作工業業務技術改良之用,餘額702,000,000港元用作在中國及香港興建發展中物業。

根據「管理層論述及分析」一節之「非常重大收購物業資產」一段所述之收購,本公司將於交易完成時,以現金2,000,000,000港元支付予越秀企業。

流動資金及資本資源

本集團維持穩健之財務狀況。於二〇〇一年十二月三十一日,本集團的銀行存款、現金及銀行結餘約達1,622,000,000港元,其中約65%以人民幣結算、20%以美元結算、11%以港元結算,餘額以其他貨幣結算。

於二〇〇一年十二月三十一日,本集團之銀行借款(不包括銀行透支)(「銀行借款」)及尚未轉換之可換股債券分別約為3,497,000,000港元及450,000,000港元(統稱為「總借款」)。總借款較上年度結算日淨增加248,000,000港元,當中194,000,000港元是來自越秀交通有限公司。於二〇〇一年十二月三十一日,銀行借款之43%是以人民幣結算,而餘下的33%及24%則分別以美元及港元結算。可換股債券均以港元結算。

管理層論述及分析

管理層相信，從本集團在香港及中國之附屬公司、聯營公司及共同控制實體賺取及／或滙出之人民幣、港元及美元之穩定資金流入，足以應付本集團短至中期對人民幣、美元及港元借款、財務成本及股息分派所需。

下表顯示總借款還款時間表：

	於下列期間內償還				
	一年	一至兩年	兩至五年	五年以上	總計
	千港元	千港元	千港元	千港元	千港元
銀行借款	1,259,363	1,491,032	745,002	1,137	3,496,534
可換股債券	249,450	200,623	—	—	450,073
總借款	1,508,813	1,691,655	745,002	1,137	3,946,607

約36%的銀行借款將於一年內償還。管理層深信，銀行借款將可獲得再融資。約55%及45%的可換股債券分別可於一年及一至兩年內贖回。所有可換股債券均為本公司發行。於到期時，該等尚未分別按0.7600港元及0.6168港元之價格轉換為本公司普通股之債券，將按債券本金金額之105%，連同應計利息贖回。

約45%的銀行借款乃以(i)本集團定期存款175,000,000港元，及(ii)本集團少部份物業組合作為抵押。

財務政策

本集團的整體財務及融資政策着重風險管理及資金流量控制。銀行結餘一般會存放於香港及中國的銀行戶口作短期定息銀行存款，並無資金存放於非銀行機構或作證券投資。本集團將致力維持平衡香港及中國的銀行往來關係，以利用兩個市場不同的資金流通量。

由於本集團的主要經營業務位於中國，且大部分收入以人民幣結算，故管理層注意到滙兑風險的可能性。作為對沖政策，管理層盡量以人民幣的借款支付本集團人民幣的投資，以外幣結算的資本及債務融資亦將選擇性地運用。

管理層論述及分析

資本架構

下表概述本集團資本架構成分：

	二〇〇一年		二〇〇〇年	
	千港元	%	千港元	%
定息貸款				
可換股債券	**450,073**	**4**	581,473	6
浮息貸款				
以人民幣結算	**1,505,863**	**15**	1,203,028	12
以美元結算	**1,155,818**	**11**	1,183,710	11
以港元結算	**834,853**	**8**	730,866	7
總借款	**3,946,607**	**38**	3,699,077	36
股東權益	**6,530,538**	**62**	6,485,546	64
資本總值	**10,477,145**	**100**	10,184,623	100
總資本負債比率	**38%**		36 %	

本集團持續維持穩健之資本架構，於二〇〇一年十二月三十一日之總資本負債比率(以總借款與資本總值之百分比呈列)為38%，較二〇〇〇年十二月三十一日的36%有溫和上升。

利息保障倍數

根據經非現金項目調整後的經營盈利計算，二〇〇一年的利息保障倍數為3.6倍，較二〇〇〇年的3.4倍為高。

僱員

於二〇〇一年十二月三十一日，本集團聘用約13,120名僱員，其中約12,560名僱員主要參與本集團在收費公路的監督與管理及六間水泥及造紙廠的營運工作。本集團給予員工的薪酬主要根據行內慣例，提供包括供款之公積金及其他員工福利。本集團亦已採納購股權計劃，根據本集團的業績及個別員工之表現而授出購股權。

董事簡介

執行董事

劉錦湘先生，61歲，一九九八年獲委任為本公司執行董事兼董事長，亦為本公司之主要股東越秀企業(集團)有限公司(「越秀企業」)董事長及越秀交通有限公司(「越秀交通」)董事長。劉先生畢業於中國西安建築科技大學。在工業技術、企業及經濟事務管理方面積逾30年經驗。一九九八年七月加入越秀企業前，歷任廣州市人民政府要職，包括副市長及廣州市經濟委員會主任。擔任廣州市副市長期間，劉先生主管全市的工業、交通、科技、能源、通訊、口岸及港務等工作。劉先生並兼任在香港聯合交易所有限公司(「聯交所」)上市的廣州藥業股份有限公司非執行董事。

謝樹文先生，48歲，一九九七年獲委任為本公司執行董事，二〇〇〇年獲委任為本公司總經理，亦為越秀企業之副董事長兼總經理及越秀交通董事。謝先生畢業於中國暨南大學工業及經濟管理專業、獲工商管理碩士學位、是高級經濟師。於一九九七年加入越秀企業之前，他曾任廣州造紙廠廠長，在企業經營管理方面有10多年經驗。

陳光松先生，59歲，二〇〇一年六月獲委任為本公司執行董事，亦為越秀企業副董事長及越秀交通董事。陳先生畢業於中國華南理工大學。曾任廣州味精食品廠廠長及廣州市輕工業集團董事長兼總經理。加入本集團以前，陳先生由一九九八年至二〇〇一年四月期間，為廣州市經濟委員會主任，具有超過33年企業管理經驗。

李飛先生，49歲，二〇〇二年一月獲委任本公司執行董事。李先生畢業於中國華南師範大學中文系。他現時為廣州市城市建設開發集團有限公司(「廣州城建」)的董事長，負責廣州城建集團的策略性策劃、業務發展及營運，該集團的權益將被本集團收購。

梁凝光先生，48歲，一九九二年獲委任為本公司執行董事兼副總經理，亦為越秀企業之董事兼副總經理及越秀交通董事。梁先生畢業於中國中央廣播電視大學，主修財務，並獲澳洲梅鐸大學頒發工商管理碩士學位。彼亦為中國註冊會計師協會會員及高級會計師。梁先生為根據香港證券條例註冊之交易董事及投資顧問。他曾任廣州市稅務局副局長，於一九八九年加入越秀企業前，在財務及管理方面積逾20年經驗。

董事簡介

肖博彥先生，57歲，一九九七年獲委任為本公司執行董事兼副總經理，亦為越秀企業之董事兼副總經理及越秀交通董事。肖先生畢業於中國華南工學院硅酸鹽專業，是水泥工程師。一九九七年加入越秀企業前，曾任廣州水泥廠廠長及廣州水泥股份有限公司董事長兼總經理。他在企業經營管理方面積逾24年經驗。

蔡漢祥先生，58歲，一九九四年獲委任為本公司執行董事，亦為越秀企業之董事兼副總經理及越秀交通董事。蔡先生畢業於中國南京化工大學，後又完成等同美國工商管理研究生之課程。一九九一年加入越秀企業前，曾獲委任為廣州市人民政府交通委員會辦公室主任。他擁有逾14年之交通運輸經驗。

羅國慶先生，39歲，二〇〇二年一月獲委任本公司執行董事。羅先生畢業於中國華南理工大學建工系。他現時為廣州城建的副董事長、總經理兼高級工程師，該公司的權益將被本集團收購。羅先生負責監督廣州城建集團的日常營運。

董廻雁先生，58歲，一九九五年獲委任為本公司執行董事，亦兼任越秀企業董事。董先生畢業於中國北京外國語學院，一九九二年加入越秀企業前，在進出口貿易方面積逾24年經驗。

黎家強先生，66歲，一九九七年獲委任為本公司執行董事。一九九七年加入越秀企業之前，黎先生曾先後擔任廣州水泥廠廠長和廣州市珠江水泥有限公司廠長。他在企業經營管理方面有34年之經驗。

施金鈴先生，65歲，一九九八年獲委任為本公司執行董事。施先生畢業於中國武漢水利電力學院，是高級經濟師，曾任廣州城建董事長、總經理。他在城市建設及地產開發工作方面有30多年經驗。

尹輝先生，51歲，於二〇〇一年六月獲委任為本公司執行董事，尹先生同時亦是越秀交通副董事長兼總經理。彼畢業於中國華南理工大學。於一九九六年八月加入本集團前，曾出任廣州市交通局科長、副局長和廣州市人民政府交通委員會副主任等職。尹先生在交通管理及公路管理積逾18年經驗。

董事簡介

吳一岳先生，54歲，二〇〇一年六月獲委任為本公司執行董事。吳先生畢業於中國華南工學院，是高級工程師，現同時擔任中國世紀水泥有限公司、廣州水泥廠、廣州市珠江水泥有限公司董事長。他在水泥生產和經營管理方面有32年之經驗。

王洪濤先生，52歲，二〇〇二年一月獲委任本公司執行董事。羅先生畢業於中國河海大學，主修港口工程。他現時為廣州城建的董事及本集團附屬公司越秀投資地產集團有限公司(「越秀投資地產」)的總經理，負責越秀投資地產集團的業務發展及營運。

黃之強先生，47歲，一九九二年獲委任為本公司執行董事。一九九四年三月辭任執行董事，獲委任為非執行董事，一九九四年十二月重新獲委任為執行董事，並獲委任為副總經理。黃先生亦為越秀企業之集團財務總監、及本公司及越秀交通之公司秘書。他獲澳洲阿得雷德大學頒發工商管理碩士學位，於一九八七年加入越秀企業前，在財務、會計及管理方面積逾11年經驗。

甄玉鳳女士，40歲，於一九九五年獲委任為本公司執行董事。甄女士一九八四年獲香港大學社會科學學士學位、一九九六年獲香港中文大學工商管理碩士學位，於一九九三年加入本公司前，在金融及新聞業方面積逾8年經驗。

獨立非執行董事

余立發先生，54歲，一九九二年獲委任為本公司非執行董事。余先生現為易貿通集團有限公司主席，並負責易貿通集團的企業財務發展及策略業務規劃。余先生持有澳洲Macquarie University應用財務碩士學位及香港大學管理學文憑。余先生在投資、銀行及財務方面擁有逾33年經驗。

李家麟先生，47歲，於二〇〇〇年四月獲委任為本公司非執行董事。李先生現為專業會計師，任職萊斯銀行香港分行副行政總裁。李先生為英國特許公認會計師公會資深會員，並於銀行界及審計界方面有20多年經驗。

董事會報告

董事會謹提呈截至二〇〇一年十二月三十一日止年度報告連同經審核之賬目。

主要業務及按地區分析的營運

本公司之主要業務仍為投資控股，持有四項主要業務：收費公路、地產、造紙及水泥。本集團主要附屬公司、共同控制實體及聯營公司之主要業務載於第82頁至第94頁「集團結構」一節內。

本集團年內之表現按業務及地區分部分析載於賬目附註3。

業績及分派

本集團年內之業績載於第29頁綜合損益表。

董事建議不派付末期股息。

儲備

本集團及本公司年內之儲備變動情況載於賬目附註28。

捐款

本集團在本年度作出之慈善及其他捐款合共1,056,000港元。

固定資產

本集團及本公司之固定資產之變動詳情載於賬目附註14。

主要房地產項目

本集團在廣州持作日後發展、發展中、出售及出租用途之主要房地產項目詳情載於第100頁至第103頁「廣州主要房地產項目名單」一節內。

股本

年內有關本公司股本之變動詳情載於賬目附註27。

可換股債券

年內本集團及本公司之可換股債券之變動詳情載於賬目附註31。

董事會報告

五年財務概要

本集團在過去五個財政年度之業績及資產與負債之概要如下：

	截至十二月三十一日止年度				
	二〇〇一年	二〇〇〇年	一九九九年	一九九八年	一九九七年
	千港元	千港元	千港元	千港元	千港元
業績					
股東應佔盈利	**39,782**	111,554	18,826	100,288	319,282
集團應佔商譽減值撥備#	—	(57,972)	(157,539)	—	—
重列股東應佔盈利／(虧損)	**39,782**	53,582	(138,713)	100,288	319,282
資產及負債					
總資產	**19,961,555**	19,604,175	19,402,347	18,886,961	14,322,367
總負債(包括少數股東權益)	**(13,431,017)**	(13,118,629)	(12,773,252)	(12,343,091)	(7,798,006)
淨資產	**6,530,538**	6,485,546	6,629,095	6,543,870	6,524,361

基於採納會計實務準則第30號「企業合併」，涉及一間非全資附屬公司—越秀交通有限公司的商譽減值已作撥備，詳情載於賬目附註4。

購買、出售及贖回本公司股份

年內，本公司並無贖回任何股份，而本公司或其任何附屬公司於年內並無購買或出售本公司任何股份。

已撥作資本之利息

年內，撥作為有待發展／發展中物業及於共同控制實體權益之利息資本化，約達11,092,000港元。

董事會報告

董事

於年內截至本報告日期之董事為：

劉錦湘先生	
張伯華先生	（於二〇〇一年八月一日辭任）
謝樹文先生	
陳光松先生	（於二〇〇一年六月十九日獲委任）
李飛先生	（於二〇〇二年一月十八日獲委任）
梁凝光先生	
肖博彥先生	
蔡漢祥先生	
羅國慶先生	（於二〇〇二年一月十八日獲委任）
董迴雁先生	
黎家強先生	
施金鈴先生	
尹輝先生	（於二〇〇一年六月十九日獲委任）
吳一岳先生	（於二〇〇一年六月十九日獲委任）
王洪濤先生	（於二〇〇二年一月十八日獲委任）
黃之強先生	
甄玉鳳女士	
余立發先生*	
李家麟先生*	

* 獨立非執行董事

根據本公司之公司組織章程第91條之規定，於即將舉行之股東週年大會上，梁凝光先生、蔡漢祥先生、甄玉鳳女士及余立發先生輪席告退，惟彼等均願膺選連任。根據本公司之公司組織章程第97條之規定，於即將舉行之股東週年大會上，陳光松先生、李飛先生、羅國慶先生、尹輝先生、吳一岳先生及王洪濤先生依章告退，惟彼等均願意膺選連任。

董事簡介載於第14至第16頁。

劉錦湘先生為越秀企業（集團）有限公司（「越秀企業」），Excellence Enterprises Co., Ltd.、Bosworth International Limited、Sun Peak Enterprises Ltd.及Novena Pacific Limited之董事。謝樹文先生為越秀企業、Excellence Enterprises Co., Ltd.、Bosworth International Limited及Sun Peak Enterprises Ltd.之董事。陳光松先生及肖博彥先生為越秀企業及Excellence Enterprises Co., Ltd.之董事。李飛先生為越秀企業之董事。梁凝光、蔡漢祥及董迴雁諸位先生為越秀企業、Excellence Enterprises Co., Ltd.及Bosworth International Limited之董事。施金鈴及黃之強諸位先生為Bosworth International Limited之董事。王洪濤先生為Bosworth International Limited、Sun Peak Enterprises Ltd.及Novena Pacific Limited之董事。越秀企業、Excellence Enterprises Co., Ltd.、Bosworth International Limited、Sun Peak Enterprises Ltd.及Novena Pacific Limited均持有本公司之股本權益，已經根據證券（披露權益）條例（「披露權益條例」）第二部之規定作出披露。

董事會報告

董事之服務合約

劉錦湘先生、謝樹文先生及陳光松先生均已與本公司之附屬公司越秀交通有限公司(「越秀交通」)訂立服務協議，最初固定年期分別由一九九九年八月一日、二〇〇一年九月十二日及二〇〇一年十月二十六日起計一年，除非越秀交通向彼等發出三個月之書面通知予以提早終止，而其後可再續期兩年，除非越秀交通向彼等發出三個月之書面通知或彼等給予越秀交通六個月之書面通知予以提早終止。

除本文所披露者外，擬於即將舉行之股東週年大會上膺選連任之董事，概無與本公司訂立不可在一年內免付補償(法定補償除外)而予以終止之服務合約。

董事於合約之權益

在年終或年內任何時間，本公司各董事均無於本公司、其附屬公司或其同集團附屬公司所訂立任何與本集團之業務有關之重要合約中直接或間接擁有重大權益。

關連交易

根據香港聯合交易所有限公司證券上市規則(「上市規則」)，重大有關連人士交易並構成關連交易者，須根據上市規則第十四章予以披露，其亦已在賬目附註35(b)、36(b)及38(a)至(c)內披露。就附註38(a)披露之交易而言，本公司之獨立非執行董事余立發先生及李家麟先生已確認該等交易乃根據有關該等交易之協議條款履行。

董事於股本或債務證券之權益

於二〇〇一年十二月三十一日，本公司根據披露權益條例第29條置存之登記冊之記錄或已知會本公司，下列董事於本公司及其相聯法團(按披露權益條例之涵義)之股本或債務證券中擁有之權益如下：

	個人權益	家族權益
本公司		
(普通股每股面值0.10港元)		
劉錦湘先生	360,000	—
謝樹文先生	300,000	—
梁凝光先生	200,000	60,000
蔡漢祥先生	300,000	—
黃之強先生	500,000	—
甄玉鳳女士	500,000	—
越秀交通，本公司之附屬公司		
(普通股每股面值0.10港元)		
尹　輝先生	290,000	—
黃之強先生	158,000	—
甄玉鳳女士	100,000	—

董事會報告

於二〇〇一年十二月三十一日，根據披露權益條例第29條置存之登記冊之記錄，下列本公司董事於(i)本公司購股權計劃；及(ii)越秀交通購股權計劃授予可認購以下公司普通股之購股權中擁有權益：

(i) 本公司

董事姓名	授出日期	每股行使價 港元	購股權數目 於二〇〇一年一月一日尚未行使	於年內失效 (a)	於年內行使	於二〇〇一年十二月三十一日尚未行使
劉錦湘先生	14/12/1999	0.5008(c)	1,400,000	—	360,000	1,040,000 (d)
張伯華先生 *	06/03/1995	1.0016	600,000	600,000	—	—
	23/02/1998	0.7344(b)	1,200,000	—	—	不適用
	14/12/1999	0.5008(c)	1,100,000	—	—	不適用
謝樹文先生	23/02/1998	0.7344(b)	1,000,000	—	—	1,000,000
	14/12/1999	0.5008(c)	1,000,000	—	300,000	700,000
梁凝光先生	06/03/1995	1.0016	550,000	550,000	—	—
	23/02/1998	0.7344(b)	1,000,000	—	—	1,000,000
	14/12/1999	0.5008(c)	1,200,000	—	360,000(e)	840,000 (f)
肖博彥先生	23/02/1998	0.7344(b)	1,000,000	—	—	1,000,000
	14/12/1999	0.5008(c)	1,000,000	—	300,000	700,000
蔡漢祥先生	06/03/1995	1.0016	550,000	550,000	—	—
	14/12/1999	0.5008(c)	1,000,000	—	300,000	700,000
董迴雁先生	06/03/1995	1.0016	550,000	550,000	—	—
	23/02/1998	0.7344(b)	1,000,000	—	—	1,000,000
	14/12/1999	0.5008(c)	1,000,000	—	300,000	700,000
黎家強先生	23/02/1998	0.7344(b)	1,000,000	—	—	1,000,000
	14/12/1999	0.5008(c)	1,000,000	—	300,000	700,000
施金鈴先生	14/12/1999	0.5008(c)	1,000,000	—	—	1,000,000
黃之強先生	14/12/1999	0.5008(c)	1,000,000	—	300,000	700,000
甄玉鳳女士	14/12/1999	0.5008(c)	800,000	—	—	800,000

附註：

(a) 購股權已於二〇〇一年三月五日到期。

(b) 購股權可由授出日期至二〇〇二年十一月二十一日前一個營業日止期間內隨時行使。

(c) 購股權可由授出日期一週年起至授出日期六週年前一個營業日止期間內隨時行使，並分別可自授出日期一週年及二週年起行使最多30%及100%。

(d) 該等權益包括其配偶持有可認購200,000股本公司股份之購股權。

(e) 該等權益包括其配偶於年內行使購股權以認購60,000股本公司股份。

(f) 該等權益包括其配偶持有可認購140,000股本公司股份之購股權。

(g) 每位本公司董事就本公司授予購股權而支付之現金代價每次為10港元。

董事會報告

(ii) 越秀交通

董事姓名	授出日期	每股行使價 港元	購股權數目 於二〇〇一年一月一日尚未行使	於年內行使	於二〇〇一年十二月三十一日尚未行使
劉錦湘先生	22/12/1999	0.9984	10,000,000	324,000	9,676,000
張伯華先生 *	07/04/2000	0.7520	900,000	270,000	不適用
謝樹文先生	07/04/2000	0.7520	800,000	240,000	560,000
梁凝光先生	06/08/1997	2.4080	500,000	—	500,000
	22/12/1999	0.9984	8,670,000	270,000	8,400,000
肖博彥先生	06/08/1997	2.4080	500,000	—	500,000
蔡漢祥先生	06/08/1997	2.4080	500,000	—	500,000
董迴雁先生	07/04/2000	0.7520	800,000	240,000	560,000
黎家強先生	07/04/2000	0.7520	450,000	134,000	316,000
施金鈴先生	07/04/2000	0.7520	450,000	—	450,000
尹　輝先生	06/08/1997	2.4080	600,000**	—	600,000
	22/12/1999	0.9984	3,610,000**	—	3,610,000
黃之強先生	07/04/2000	0.7520	450,000	134,000	316,000
甄玉鳳女士	07/04/2000	0.7520	450,000	—	450,000

購股權可於授出日期一週年至購股權授出日期六週年前一個營業日止期間內隨時行使，而最多30%、60%及100%之購股權可分別自購股權授出日期之一週年、二週年及三週年起行使。每位本公司董事就越秀交通授予購股權而支付之現金代價每次為10港元。

* 張伯華先生已於二〇〇一年八月一日辭任本公司董事之職務

** 尹輝先生於二〇〇一年六月十九日獲委任為本公司董事之日期尚未行使購股權之數目

除本文所披露者外，於年內任何時間，本公司各董事(包括彼等配偶及未滿十八歲子女)於本公司或其相聯法團(按披露權益條例之涵義)之股本或債務證券中，概無擁有或獲授或曾經行使任何權利以認購任何根據披露權益條例第28條須知會本公司及香港聯合交易所有限公司(「聯交所」)之權益(包括根據披露權益條例第31條或附表第一部被視為或假設擁有之權益)，或根據披露權益條例第29條須記錄於該條例所述之登記名冊內，或須根據上市公司董事進行證券交易之標準守則知會本公司及聯交所之權益。

除本文所披露者外，本公司、其附屬公司或其同集團附屬公司概無於年內任何時間參與任何安排，致令本公司之董事(包括彼等配偶及未滿十八歲子女)可藉認購本公司或任何其他法人團體之股份或債券而獲取利益。

董事會報告

主要股東

於二〇〇一年十二月三十一日，根據披露權益條例第16(1)條須予置存之主要股東名冊所記錄，下列人士或公司於本公司已發行股本中擁有10%或以上權益：

主要股東	持有普通股數目	附註
越秀企業	1,702,182,734	(a)
Excellence Enterprises Co., Ltd.	1,669,474,734	(b)
Bosworth International Limited	774,772,574	(c)
Sun Peak Enterprises Ltd.	565,683,000	(c)
Novena Pacific Limited	565,683,000	(d)

附註：

(a) 此項權益乃越秀企業及其附屬公司所持有本公司普通股之總數；根據披露權益條例第8條之規定，越秀企業據此被當作於該等股份中擁有權益。

(b) 越秀企業之附屬公司、其於本公司普通股中之權益，已於越秀企業之權益中重複列載。

(c) Excellence Enterprises Co., Ltd.之附屬公司、彼等於本公司普通股中之權益，已於Excellence Enterprises Co., Ltd.的權益中重複列載。

(d) Sun Peak Enterprises Ltd.之附屬公司、其於本公司普通股中之權益，已於Sun Peak Enterprises Ltd.之權益中重複列載。

除本文所披露者外，根據披露權益條例第16(1)條須予置存之主要股東名冊所記錄，概無任何其他人士於本公司已發行股本中擁有10%或以上權益。

董事會報告

購股權

(i) 本公司

根據於一九九二年十一月二十一日及一九九八年六月二十三日獲股東通過的購股權計劃(「購股權計劃」)，本公司董事會可酌情授予本公司或其任何附屬公司之董事及僱員購股權認購本公司之普通股(「股份」)。購股權計劃可作為本集團給予僱員及行政人員的獎勵。該等計劃將分別於二〇〇二年十一月二十一日及二〇〇八年六月二十三日前一個營業日下午五時零一分屆滿。根據購股權計劃可授出之購股權所涉及之最高股份數目(包括根據購股權計劃已發行或可發行的股份)為本公司不時已發行股本(不包括因購股權計劃授出之購股權獲行使而發行的股份)之10%。各參與人可獲授權益之上限為根據購股權計劃已發行或可發行的股份總數之25%。行使價為本公司董事會釐訂，相等於下列兩項中較高者：(a)股份之面值；及(b)不低於緊接提供購股權日期(就為一九九二年十一月二十一日採納之購股權計劃而言)前，或授出購股權日期(就為一九九八年六月二十三日採納之購股權計劃而言)前五個交易日，股份在聯交所每日報價表所報之平均收市價之80%。每次授出購股權之現金代價為10港元，而行使價將於行使購股權時悉數支付。

年內根據本公司購股權計劃授出購股權之變動情況如下：

	購股權數目							
	於二〇〇一年一月一日尚未行使	年內失效	年內行使	於二〇〇一年十二月三十一日尚未行使	每股行使價 港元	授出日期	行使期(3)	加權平均收市價(4) 港元
董事	2,250,000	2,250,000	—	—	1.0016	06/03/1995	06/03/1995-05/03/2001	不適用
	5,000,000	—	—	5,000,000	0.7344	23/02/1998	23/02/1998-20/11/2002	不適用
	10,400,000	—	2,520,000	7,880,000	0.5008	14/12/1999	14/12/2000-13/12/2005	0.77
僱員	16,598,000	16,598,000	—	—	1.0016	06/03/1995	06/03/1995-05/03/2001	不適用
	17,600,000	—	—	17,600,000	0.7344	23/02/1998	23/02/1998-20/11/2002	不適用
	70,000,000	—	—	70,000,000	0.3936	04/09/1998	04/09/1999-03/09/2004	不適用
	53,626,000	—	9,132,000	44,494,000	0.5008	14/12/1999	14/12/2000-13/12/2005	0.73
總計	175,474,000	18,848,000	11,652,000	144,974,000				

附註：

1. 年內並無購股權授出或註銷。
2. 分別於一九九八年九月四日及於一九九九年十二月十四日授出之購股權分兩階段行使。
3. 倘購股權行使期之最後一日並非營業日，購股權行使期須於該日前一個營業日屆滿。
4. 本公司股份在緊接有關購股權行使日期之前的加權平均收市價。

董事會報告

(ii) 越秀交通

年內根據越秀交通購股權計劃授予本集團僱員(本公司董事除外,詳情已於第22頁披露)的購股權之變動情況如下:

	購股權數目					
	於二〇〇一年一月一日尚未行使	年內行使	於二〇〇一年十二月三十一日尚未行使	每股行使價 港元	授出日期	行使期(3)
僱員	21,400,000	—	21,400,000	2.4080	06/08/1997	06/08/1998 — 05/08/2003
	23,502,000	—	23,502,000	0.7632	04/09/1998	04/09/1999 — 03/09/2004
	15,060,000	2,854,000	12,206,000	0.9984	22/12/1999	22/12/2000 — 21/12/2005
	13,550,000	2,414,000	11,136,000	0.7520	07/04/2000	07/04/2001 — 06/04/2006

附註:

1. 年內並無購股權授出、註銷及失效。
2. 所有購股權分三階段行使。
3. 倘購股權行使期之最後一日並非營業日,購股權行使期須於該日前一個營業日屆滿。

獨立非執行董事之袍金

截至二〇〇一年十二月三十一日止年度,兩位本公司之獨立非執行董事均收取董事袍金38,000港元。

管理合約

於年內,本公司概無訂立與本公司整體或任何主要部份業務有關之管理及行政合約或有此類合約存在。

主要客戶及供應商

由於本集團之五大客戶及供應商之銷售及採購總百分比所佔本集團總銷售及採購額均分別少於30%,故並無就主要客戶及供應商作進一步之披露。

董事會報告

退休金計劃安排

本集團為香港僱員設立一項退休金計劃。該計劃乃是定額供款計劃，並由獨立信託人管理。就每一位僱員而言，該僱員及本集團分別向該計劃提供僱員基本薪金5%及5%至15%之供款。於年內及於二〇〇一年十二月三十一日，概無任何重大沒收有權全數獲得供款前離開該計劃之僱員之供款。

本集團亦為香港僱員參與強制性公積金計劃(「強積金計劃」)。根據香港強制性公積金計劃條例所界定，本集團的強積金計劃的供款為僱員有關收入的5%，對每名僱員每月最高的供款額為1,000港元。如僱員的有關收入每月超過4,000港元，則僱員亦可由二〇〇〇年十二月三十一日起於強積金計劃作出相應供款。只要僱員繳付供款，則強積金供款將全數及即時歸僱員所有，並計作應計收益。

本公司於中國內地(「中國」)經營業務之若干附屬公司，須參加由廣州市人民政府設立之定額供款退休計劃。所有中國員工於彼等之退休日期，有權收取相當於彼等最後一個月基本薪金金額之固定比例作為退休金，惟由當地合夥人廣州市公路開發公司(「公路開發公司」)僱用之五間中國附屬公司之大部份員工除外。該等員工乃根據此等附屬公司與公路開發公司簽訂之定價服務協議(「服務協議」)而聘用。根據服務協議(詳情於賬目附註38(a)披露)，公路開發公司承諾全權負責向由公路開發公司聘用為履行服務協議所定職務之員工及職工，支付根據中國有關法律及法規規定支付之薪金及一切法定福利、保險及公益金。其他附屬公司須按其僱員基本薪金16%至24%之比率，向該退休計劃供款。

本集團供款已自其損益表中扣除，而年內本集團支付之費用為40,825,000港元。

遵守上市規則最佳應用守則

董事會認為，截至二〇〇一年十二月三十一日止年度全年，本公司均遵守上市規則附錄十四最佳應用守則。獨立非執行董事須依據本公司之公司組織章程之規定，於本公司股東週年大會上輪席告退及膺選連任。

董事會報告

審核委員會

根據上市規則，審核委員會(「審核委員會」)已告成立，成員包括兩名獨立非執行董事余立發先生及李家麟先生。

經參考香港會計師公會頒佈之「成立審核委員會指引」後，本公司之董事會已編製並採納有關審核委員會權力及職責的職權範圍書。審核委員會之主要工作包括審查及監管本集團之財務滙報程序及內部監控運作。

結算日後事項

結算日後事項詳情載於賬目39。

核數師

賬目已經由羅兵咸永道會計師事務所審核。該核數師任滿告退，惟願再度受聘。

董事會代表
董事長
劉錦湘

香港，二〇〇二年四月十九日

核數師報告

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓

核數師報告
致越秀投資有限公司
(於香港註冊成立之有限公司)
全體股東

本核數師已完成審核第29至第94頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

香港公司條例規定董事須編製真實兼公平之賬目。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並向股東報告。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合貴公司與貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之賬目足以真實兼公平地顯示貴公司與貴集團於二〇〇一年十二月三十一日結算時之財務狀況，及貴集團截至該日止年度之盈利及現金流量，並按照香港公司條例妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，二〇〇二年四月十九日

綜合損益表

截至二〇〇一年十二月三十一日止年度

	附註	二〇〇一年 千港元	重列 二〇〇〇年 千港元
營業額	3	**3,374,335**	3,380,717
銷售成本		**(2,124,257)**	(2,069,837)
毛利		**1,250,078**	1,310,880
其他收益	3	**70,278**	97,612
銷售及分銷開支		**(140,417)**	(145,007)
行政開支		**(504,537)**	(491,852)
其他經營開支淨額		**(62,489)**	(75,712)
出售附屬公司收益		**4,207**	8,602
投資物業的重估(虧絀)/盈餘		**(28,404)**	62,314
有待發展物業之減值撥備		**(14,000)**	—
商譽減值撥備	4	**—**	(157,243)
經營盈利	5	**574,716**	609,594
理財成本	6	**(256,048)**	(272,533)
應佔盈利減(虧損)			
共同控制實體		**(18,109)**	(11,709)
聯營公司		**139,985**	121,310
除税前盈利		**440,544**	446,662
税項	7	**(92,755)**	(84,323)
除税後盈利		**347,789**	362,339
少數股東權益		**(308,007)**	(308,757)
股東應佔盈利	8及28	**39,782**	53,582
每股盈利	9		
基本		**1.00仙**	1.36仙
全面攤薄		**0.99仙**	1.35仙

綜合資產負債表

二〇〇一年十二月三十一日

	附註	二〇〇一年 千港元	重列 二〇〇〇年 千港元
於收費公路及橋樑之權益	12	**2,272,680**	2,593,742
其他無形資產	13	**(10,777)**	—
固定資產	14(a)	**4,143,278**	4,246,648
於共同控制實體之權益	16	**1,307,158**	1,141,268
於聯營公司之權益	17	**1,728,407**	1,733,634
投資證券及其他投資	18	**272,392**	339,056
流動資產			
有待發展／發展中物業	19	**5,740,219**	5,917,254
持有作出售之物業	20	**1,310,486**	909,361
於物業發展項目之權益	21	**93,728**	100,300
存貨	22	**316,807**	250,770
各方欠款			
一 有關連公司	23	**29,138**	—
一 少數股東	23	**6,339**	18,710
應收賬款、預付款項及按金	24	**1,129,615**	1,023,057
銀行存款	25及37(b)	**211,570**	217,028
銀行結餘及現金	25	**1,410,515**	1,113,347
		10,248,417	9,549,827
流動負債			
應付賬款及應計費用	26	**819,352**	731,958
應付少數股東之款項	23	**104,203**	—
銀行貸款			
一 有抵押	37	**249,533**	283,247
一 無抵押		**555,844**	846,232
銀行透支一無抵押		**22,053**	18,284
長期負債一年內應償還額	29	**801,424**	1,302,360
應付税項		**78,615**	109,210
應付少數股東之股息		**—**	15,060
		2,631,024	3,306,351
流動資產淨值		**7,617,393**	6,243,476
總資產減流動負債		**17,330,531**	16,297,824

綜合資產負債表

二〇〇一年十二月三十一日

	附註	二〇〇一年 千港元	重列 二〇〇〇年 千港元
資金來源：			
股本	27	**400,829**	393,762
儲備	28(a)	**6,129,709**	6,091,784
股東權益		**6,530,538**	6,485,546
少數股東權益		**6,425,518**	6,424,889
非流動負債			
長期借款	29	**4,361,175**	3,373,912
遞延税項	30	**13,300**	13,477
		17,330,531	16,297,824

董事
劉錦湘

董事
謝樹文

資產負債表

二〇〇一年十二月三十一日

	附註	二〇〇一年 千港元	二〇〇〇年 千港元
固定資產	14(b)	**28,544**	30,660
於附屬公司之投資	15	**6,375,428**	6,187,522
流動資產			
其他應收款、預付款項及按金	24	**5,432**	4,526
銀行存款	25及37(b)	**171,028**	217,028
銀行結餘及現金	25	**161,099**	219,860
		337,559	441,414
流動負債			
其他應付款及應計費用	26	**33,780**	37,881
銀行貸款－無抵押		—	380,310
長期負債一年內應償還額	29	**381,691**	321,142
		415,471	739,333
流動負債淨額		**(77,912)**	(297,919)
總資產減流動負債		**6,326,060**	5,920,263
資金來源：			
股本	27	**400,829**	393,762
儲備	28(b)	**4,935,317**	4,922,443
股東權益		**5,336,146**	5,316,205
非流動負債	29	**989,914**	604,058
		6,326,060	5,920,263

董事
劉錦湘

董事
謝樹文

綜合現金流量表

截至二〇〇一年十二月三十一日止年度

	附註	二〇〇一年 千港元	二〇〇〇年 千港元
經營業務所得之現金流入淨額	32(a)	**487,777**	629,278
投資回報及財務成本			
收取利息		**34,233**	41,464
支付利息		**(239,398)**	(275,921)
融資租賃租金之利息部份		**(116)**	(131)
可換股債券之利息		**(20,378)**	(17,156)
收取共同控制實體及聯營公司之股息		**131,335**	164,239
收取其他投資之股息		**34,845**	55,528
派發予少數股東之股息		**(143,307)**	(183,610)
投資回報及財務成本之現金流出淨額		**(202,786)**	(215,587)
稅項			
支付香港利得稅		**(15,342)**	(14,677)
支付海外稅項		**(72,387)**	(30,063)
支付稅項總額		**(87,729)**	(44,740)
投資業務			
購買固定資產		**(222,714)**	(324,609)
出售固定資產		**49,466**	85,536
收購附屬公司	32(d)	**—**	29,423
增持附屬公司之權益		**(173,000)**	—
出售一間附屬公司	32(e)	**114,697**	(2,760)
發行附屬公司股份		**6,175**	—
注資到一間附屬公司、聯營公司及共同控制實體		**(79,721)**	(148,885)
購買其他投資		**(101,188)**	—
其他投資之投資回報		**46,843**	61,180
一間附屬公司投資之按金		**(44,144)**	—
出售投資證券及其他投資		**166,184**	3,101
向聯營公司及共同控制實體提供墊款		**(19,463)**	(132,764)
抵押存款及屆滿期長達超過三個月之銀行存款之減少		**5,458**	8,048
投資業務之現金流出淨額		**(251,407)**	(421,730)
財務項目前之現金流出淨額		**(54,145)**	(52,779)

綜合現金流量表

截至二〇〇一年十二月三十一日止年度

	附註	二〇〇一年 千港元	二〇〇〇年 千港元
財務項目	32(b)		
發行普通股		**5,804**	535
(還款予)／聯營公司及共同控制實體墊款		**(64)**	24,007
新借銀行貸款		**1,139,345**	790,697
償還銀行貸款		**(760,415)**	(1,102,654)
贖回可換股債券		**(95,000)**	—
一名股東、有關連公司及少數股東之貸款增加		**44,191**	170,842
增添其他貸款		**3,510**	4,150
償還融資租賃之資本部份		**(385)**	(3,284)
附屬公司少數股東之出資額		**10,558**	5,364
財務項目產生之現金流入／(流出)淨額		**347,544**	(110,343)
現金及現金等價物之增加／(減少)		**293,399**	(163,122)
一月一日之現金及現金等價物		**1,095,063**	1,258,185
十二月三十一日之現金及現金等價物		**1,388,462**	1,095,063

現金及現金等價物結餘分析

	二〇〇一年 千港元	二〇〇〇年 千港元
銀行結餘及現金	**1,410,515**	1,113,347
銀行透支	**(22,053)**	(18,284)
	1,388,462	1,095,063

綜合已確認損益報表

截至二〇〇一年十二月三十一日止年度

	附註	二〇〇一年 千港元	重列 二〇〇〇年 千港元
因換算海外附屬公司、聯營公司及共同控制實體所產生之滙兑收益	28	**2,778**	290
本年度盈利	28	**39,782**	53,582
減：出售有待發展／發展中物業及持有作出售之物業時解除之儲備	28	**(14,626)**	(22,899)
已確認收益總額		**27,934**	30,973
進一步收購聯營公司權益後應佔之儲備	28	**637**	—
出售／清盤附屬公司、聯營公司及共同控制實體時解除之商譽及滙兑儲備	28	**(25,783)**	6,742
從儲備中直接對銷之商譽	28	**—**	(239,771)
		2,788	(202,056)
於二〇〇一年一月一日採納之會計政策變動之累積影響：			
一月一日之保留盈餘－採納會計準則第30號之影響	28	**(215,511)**	(157,539)

賬目附註

1 編製基準

本賬目乃按照香港普遍採納之會計原則及香港會計師公會頒佈之準則編製。賬目並依據歷史成常規法編製，惟投資物業乃按公平值列賬。

於本年度，本集團採納下列由香港會計師公會頒佈之會計實務準則(「會計準則」)，該等會計準則於二〇〇一年一月一日或以後開始之會計期間生效：

會計準則第9號(經修訂)	:	「資產負債表日後事項」
會計準則第14號(經修訂)	:	「租賃」(於二〇〇〇年七月一日或以後開始之會計期間生效)
會計準則第26號	:	「分部報告」
會計準則第28號	:	「準備、或然負債和或然資產」
會計準則第29號	:	「無形資產」
會計準則第30號	:	「企業合併」
會計準則第31號	:	「資產減值」
會計準則第32號	:	「綜合財務報表和對附屬公司投資之會計處理」

2 主要會計政策

編製此等賬目所採用之主要會計政策如下：

(a) 集團會計

(i) 綜合賬目

綜合賬目包括本公司及各附屬公司截至十二月三十一日止之賬目。附屬公司指集團控制董事會之組成、超過半數投票權或持有過半數發行股本之公司。

在年內購入或售出之附屬公司，其業績由收購生效日起計或計至出售生效日止列入綜合損益表內。

所有集團內公司間之重大交易及結餘已於綜合賬目時對銷。

賬目附註

2 主要會計政策(續)

(a) 集團會計(續)

(i) 綜合賬目(續)

出售附屬公司之收益或虧損指出售所得之收入與集團應佔該公司資產淨值之差額，連同之前並未在綜合損益表內支銷或入賬之任何未攤銷商譽/負商譽，或已在儲備記賬之商譽/負商譽。

少數股東權益指外界股東在附屬公司之經營業績及資產淨值中擁有之權益。

在本公司之資產負債表內，附屬公司之投資以成本值扣除減值虧損準備入賬。本公司將附屬公司之業績按已收及應收股息入賬。

(ii) 共同控制實體

共同控制實體指集團與其他人士以合約協議方式共同進行經濟活動，該活動受雙方共同控制，任何一方均沒有單方面之控制權。

綜合損益表包括集團應佔共同控制實體本年度業績，而綜合資產負債表則包括集團應佔共同控制實體之資產淨值及收購產生之商譽/負商譽(扣除累計攤銷)。

(iii) 聯營公司

聯營公司為附屬公司以外，集團持有其股權作長期投資，並對其管理具有重大影響力之公司。

綜合損益表包括集團應佔聯營公司之本年度業績，而綜合資產負債表則包括集團應佔聯營公司之資產淨值及收購產生之商譽/負商譽(扣除累計攤銷)。

當聯營公司之投資賬面值已全數撇銷，便不再採用權益會計法，除非集團就該聯營公司已產生承擔或有擔保之承擔。

賬目附註

2 主要會計政策（續）

(a) 集團會計（續）

(iv) 外幣換算

以外幣為本位之交易，均按交易當日之匯率折算。於結算日以外幣顯示之貨幣資產與負債則按結算日之匯率折算。由此產生之匯兌盈虧均計入損益表。

附屬公司、共同控制實體及聯營公司以外幣顯示之資產負債表均按結算日之匯率折算，而損益表則按平均匯率折算。由此產生之匯兌盈虧作為儲備變動入賬。

(b) 固定資產

(i) 投資物業

投資物業乃在土地及樓宇中所佔之權益，而該等土地及樓宇之建築工程及發展經已完成，因其具有投資價值而持有，任何租金收入均按公平原則磋商。

持有之投資物業，若其租約尚餘年期超過20年，皆由獨立估值師每年估值一次。估值是以個別物業之公開市值為計算基準，而土地及樓宇並不分開估值。估值會用於年度賬目內。重估之增值撥入投資物業重估儲備，減值則首先以整個組合為基礎與先前之增值對銷，然後從經營盈利中扣除。其後任何增值將撥入經營盈利，惟最高以先前扣減之金額為限。

租約尚餘20年或以下年期之投資物業均按租約尚餘年期折舊。

在出售投資物業時，重估儲備中與先前估值有關之已變現部分，將從投資物業重估儲備轉撥至損益表。

賬目附註

2 主要會計政策(續)

(b) 固定資產(續)

(ii) 其他物業

其他物業為投資物業以外之土地及樓宇權益，並按成本值減累積折舊及累積減值虧損後列賬。租約土地及樓宇乃按租約尚餘年期或其對本集團之預計可使用年期(以較短者為準)計算折舊，以撇銷其成本值減累積減值虧損之數額。就此而採用之主要年率為2%至7%。

(iii) 在建之生產設施

在建之生產設施乃按成本列賬，其中包括建造成本、購入廠房與待安裝之機械之成本及產生自用於工程融資貸款之利息支出。

除非已完成及已作商業用途，否則在建之生產設施不會作折舊撥備。

(iv) 其他固定資產

其他固定資產，包括廠房及機器及工具、租賃物業裝修、傢俬、裝置及辦公室設備及汽車，以成本值減累積折舊及累積減值虧損列賬。

其他固定資產以直線法於其估計可用年限內將其成本值減累積減值虧損折舊。主要之折舊年率如下：

廠房及機器及工具	5%至33%
租賃物業裝修、傢俬、裝置及辦公室設備	20%
汽車	20%至33%

機器零件按維修期折舊。將機器零件重修至其正常運作狀態使整體資產可繼續使用之重大支出均資本化，並按零件下次維修期限折舊。

資產改良支出均資本化，並按其對本集團之預計可用年期折舊。

賬目附註

2 主要會計政策(續)

(b) 固定資產(續)

(v) 減值與出售固定資產之收益或虧損

在每年結算日，固定資產項內之資產皆透過集團內部及外界所獲得的資訊，評核該等資產有否耗蝕。如有跡象顯示該等資產出現耗蝕，則估算其可收回價值，及在合適情況下將減值虧損入賬以將資產減至其可收回價值。此等減值虧損在損益表入賬，但假若某資產乃按估值列賬，而減值虧損不超過該資產之重估盈餘，此等虧損則當作重估減值。

除出售投資物業之收益或虧損外，出售固定資產之收益或虧損將列算於損益表內。出售固定資產之收益或虧損乃出售所得收入淨額與資產賬面值之差額。任何屬於被出售之資產之重估儲備結餘均轉撥至保留盈餘，並列作儲備變動。

(c) 租賃資產

(i) 融資租賃

融資租賃是指將擁有資產之風險及回報實質上轉讓予集團之租賃。融資租賃之資產在開始時按租賃資產之公平值或最低租賃付款之現值，以較低者入賬。每期租金均分攤為資本性支出及財務費用，以達到資本結欠額之常數比率。相應租賃承擔在扣除財務費用後計入非流動負債內。財務費用於租約期內在損益表中支銷。

以融資租賃持有之資產按資產之估計可用年限或租約期 (以較短者為準)計算折舊。

(ii) 經營租賃

經營租賃是指擁有資產之風險及回報實質上由出租公司保留之租賃。租賃款額在扣除自出租公司收取之任何獎勵金後，於租賃期內以直線法在損益表中支銷。

賬目附註

2 主要會計政策(續)

(d) 收費公路及橋樑之權益

收費公路及橋樑之權益指各自之經營權。

收費公路及橋樑之權益乃按償債基金計算方式攤銷，並按預先釐定之攤銷率計算年度複合攤銷額，該數額將相等於合營期限屆滿時有關收費公路及橋樑之成本。

年內已參考各收費公路及橋樑經修訂後之交通流量預測檢討有關之償債基金率，據此，償債基金年率已改為介乎0.8%-4.8%(二〇〇〇年：3.9%-7.0%)。對截至二〇〇一年十二月三十一日止年度之財務報表之影響為導致折舊開支增加了21,056,000港元。

(e) 無形資產

(i) 商譽／負商譽

商譽指收購成本超出於收購日集團應佔所收購附屬公司／聯營公司／共同控制實體之淨資產之數額。

根據會計準則第30號，於二〇〇一年一月一日或以後產生之收購商譽計入無形資產，並於其估計可用年期內攤銷。收購經營收費公路或橋樑之附屬公司／聯營公司／共同控制實體而產生之商譽，會於本集團獲授有關收費公路或橋樑之經營權期間內，以償債基金計算方法基準攤銷。至於其他任何收購，商譽一般以直線法於不超過20年期間內攤銷。倘有顯示存在減值，便會即時重估商譽之賬面值並撇減至其可收回金額。

於二〇〇一年一月一日前產生之收購商譽已於儲備中撇銷。集團利用會計準則第30號「企業合併」1(a)之過渡性條款，故此已在儲備撇銷之商譽並無重新列賬。然而，倘若之前已於儲備撇銷之商譽在收購日期後出現減值虧損，而過往並無會計政策可確認該項減值虧損，則受影響之項目已採用此新會計政策從收購日起重新核算，而減值虧損則按照會計準則第2號「期內純利或虧損淨額、基本錯誤及會計政策變動」確認為期初保留盈餘之上年度調整。二〇〇〇年度之比較賬目已經重列，以符合此修訂之政策。如附註28所詳述，二〇〇〇年之期初保留盈餘已減少157,539,000港元，為就二〇〇〇年以前期間減值虧損之調整。是項改變導致本年度股東應佔盈利減少57,972,000港元，即截至二〇〇〇年十二月三十一日止年度之商譽減值。

賬目附註

2 主要會計政策(續)

(e) 無形資產(續)

(i) 商譽/負商譽(續)

負商譽指本集團應佔所購淨資產之公平值超出收購成本之數額。

於二〇〇一年一月一日後進行之收購,負商譽於資產負債表內之分類方式與商譽一樣。涉及本集團收購計劃內已識別之預期未來虧損及開支並能可靠地量度之負商譽,於未來虧損及開支可予確認時在收入報表確認,惟此等負商譽不代表收購日之可予識別負債。任何剩餘負商譽,以不超過購入非貨幣性資產之公平值為限,按該等資產餘下之加權平均可用年期在收益表內確認;而超出該等非貨幣性資產公平值之負商譽乃即時於損益表內確認。

在二〇〇一年一月一日前進行之收購,負商譽已直接計入收購儲備。本集團利用會計準則第30號之過渡性條款,並無將負商譽重新列賬。

出售某實體之損益,包括與所出售實體有關商譽之未攤銷結餘,或倘若於二〇〇一年一月一日前進行收購,則包括已於儲備中撇銷但從未於損益表內變現之有關商譽。

(ii) 研究及發展成本

研究成本在發生時作為費用支銷。當能夠證明開發中產品技術之可行性及有意完成該產品,而亦有資源協助、成本可予識別,及有能力出售或使用該資產而能賺取盈利,則將新產品或改良產品之設計及測試之開發所涉及之成本確認為無形資產,並以直線法按不超過5年之期間攤銷,以反映將相關經濟效益確認之模式。不符合上述條件之發展成本在發生時作為費用支銷。已入賬為支出之開發成本不會在往後期間確認為資產。

(iii) 無形資產減值

如有跡象顯示出現減值,則無形資產之賬面值,包括之前已在儲備記賬之商譽,均需評估及即時撇減至可收回價值。

賬目附註

2 主要會計政策(續)

(f) 投資證券及其他投資

(i) 投資證券

投資證券按成本值減任何減值虧損準備入賬。

個別投資之賬面值在每年結算日均作檢討，以評估其公平值是否已下跌至低於其賬面值。假如下跌並非短期性，則有關證券之賬面值須削減至其公平值。減值虧損在損益表中列作開支。當引致撇減或撇銷之情況及事件不再存在，而有可信證據顯示新的情況和事件會於可預見將來持續，則將此項減值虧損撥回損益表。

(ii) 其他投資

持有作長期項目之其他投資，乃按成本值減攤銷總額及董事認為已出現之重大非暫時性之永久減值而作出之減值虧損準備列賬。倘本集團於有關合營期終止時放棄投資之權利與權益，其他投資之攤銷乃按其合營年期以直線法撇銷其成本計算。其他投資之業績乃按已收取及應收取之股息基準列賬。

(g) 有待發展／發展中物業

有待發展／發展中物業按成本列賬，其中包括土地之成本、發展及建築開支(經扣除附帶租金收入)、撥作資本之利息及發展應佔之其他直接成本，加上計至當日按附註2(p)(ii)所載基準確認之應佔盈利，減可預見虧損之撥備及已收之分期付款銷售額。

(h) 持有作出售用途之物業

持有作出售用途之物業按成本及可變現淨值兩者中之較低者列賬。成本包括土地成本、發展及建築費用、撥作資本之借貸成本及其他附帶費用。可變現淨值乃物業可變現之估計價格減有關費用。

賬目附註

2 主要會計政策(續)

(i) 於物業發展項目之權益

物業發展項目之權益乃按成本列賬，其中包括向項目注入之發展成本、撥作資本之借貸成本及其他附帶成本，減任何減值準備(如需要)。此等項目之業績列入賬目之數額，僅限於本集團實際所得款項或已收及應收之資產分配。

(j) 存貨

存貨包括製成品及在製品，按成本值與可變現淨值二者之較低者入賬 。成本值以加權平均法計算，並包括原材料、直接人工及所有生產經常開支之應佔部份。可變現淨值乃按預計銷售所得款項扣除估計營銷費用計算。

(k) 應收賬款

凡被視為呆賬之應收賬款，均提撥準備。在資產負債表內列賬之應收賬款已扣除有關之準備金。

(l) 可換股債券

可換股債券乃按發行所得款項淨額減轉換為股份之金額之總額入賬。所得款項淨額指因發行債券所收取之代價經扣除發行費用。發行費用，包括就發行債券直接產生之費用按直線法以贖回債券之最早日期計算之債券年期攤銷。

當債券獲轉換為股份時，就轉換而發行股份所確認之金額乃於轉換日期列賬之該等債券之負債，減該等獲轉換債券所佔之有關未攤銷發行成本。

贖回可換股債券之溢價指本金額與贖回金額之間之差額，並已就此作出撥備。贖回溢價採用直線法按債券之年期於損益表內支銷。

賬目附註

2 主要會計政策(續)

(m) 現金及現金等價物

現金及現金等價物按成本在資產負債表內列賬。在現金流量表中，現金及現金等價物包括庫存現金、銀行通知存款及銀行透支。

(n) 或然負債

或然負債指因已發生的事件而可能引起之責任，此等責任需就某一宗或多宗事件會否發生才能確認，而集團並不能完全控制這些未來事件會否實現。或然負債亦可能是因已發生的事件引致之現有責任，但由於可能不需要消耗經濟資源，或責任金額未能可靠地衡量而未有入賬。

或然負債不會被確認，但會在賬目附註中披露。假若消耗資源之可能性改變導致可能出現資源消耗，此等負債將被確立為撥備。

(o) 遞延稅項

為課稅而計算之盈利與賬目所示之盈利二者間之時差，若預期將於可預見將來需要支付或可收回，即按現行稅率計算遞延稅項負債或資產。

賬目附註

2 主要會計政策(續)

(p) 收入及盈利之確認

(i) 出售持有作出售物業所得之收入，於簽立受法律約束之銷售合約時確認入賬。

(ii) 於落成前出售有待發展／發展中物業所得之收入，於簽立受法律約束之銷售合時確認入賬。

當有待發展／發展中作出售之物業於落成前已預先售出，而對該物業發展項目之結果亦可合理肯定，則估計盈利之總額將按整段建築期間內攤分，以反映該項發展之進度。盈利將每年按完成時之估計盈利總額之比率而計算，而所採用之比率乃於結算日所產生之建築成本與落成前之估計建築成本總額之比率，惟以已收取之分期付款之款項為限，並須就或有費用作出適當準備。

倘買方於落成時未能支付購買價之餘額，而本集團行使轉售物業之權利，則落成前已收取之銷售訂金及分期付款將予沒收並列入經營盈利，任何已確認之盈利會按上述之政策予以撥回。

(iii) 經營租賃之租金收入按時間比例基準確認。

(iv) 物業管理收入在提供服務之年度確認。

(v) 銷貨收益在擁有權之風險及回報轉移時確認，通常亦即為貨品付運予客戶及所有權轉讓時。

(vi) 扣除收益稅之路費收入乃在收訖時予以確認。

(vii) 利息收入依據未償還本金額及適用利率按時間比例確認。

(viii) 股息收入在收取股息之權利確定時確認。

(ix) 物業經紀的代理費收入於有關協議成為無條件或不可撤回時確認。

2 主要會計政策(續)

(q) 退休金成本

本集團向該退休計劃作出之供款在發生時作為費用支銷，而員工在全數取得既得之利益前退出計劃而被沒收之僱主供款將會用作扣減此供款。退休計劃之資產與集團之資產分開持有，由獨立管理基金保管。

(r) 借貸成本

凡直接與購置、興建或生產某項資產(該資產必須經過頗長時間籌備以作預定用途或出售)有關之借貸成本，均資本化為資產之部分成本。

所有其他借貸成本均於發生年度內在損益賬支銷。

(s) 分部報告

按照本集團之內部財務報告，本集團已決定將業務分部資料作為主要分部報告，而地區分佈資料則作為從屬形式呈列。

未分配成本指集團整體性開支。分部資產主要包括無形資產、固定資產、存貨、有待發展／發展中物業、持有作出售物業、物業發展項目、應收款，以及於共同控制實體及聯營公司之權益。分部負債指經營負債，並且不包括例如税項及若干集團整體性之借款等項目。資本性開支包括固定資產添置(附註14)，當中包括因收購附屬公司而添置之資產(附註32(d))。

至於地區分部報告，銷售額乃按照客戶所在國家計算。總資產及資本性開支按資產所在地計算。

賬目附註

3 營業額、收益及分類資料

本集團主要從事發展、經營及管理收費公路及橋樑；發展、出售及管理物業及持有投資物業；製造及出售新聞紙、瓦楞紙、水泥及預拌混凝土。年內已確認之收益如下：

	二〇〇一年 千港元	二〇〇〇年 千港元
營業額		
來自收費公路業務之路費收入淨額	**418,616**	489,744
出售物業	**439,166**	528,237
租金收入總額	**141,555**	139,396
物業管理費收入	**10,080**	9,704
新聞紙及瓦楞紙銷售	**1,330,720**	1,152,611
水泥及預拌混凝土銷售	**1,019,564**	1,056,735
電腦軟件系統銷售	**14,634**	4,290
	3,374,335	3,380,717
其他收益		
股息收入	**34,845**	55,528
利息收入	**34,233**	41,464
代理費收入	**1,200**	620
	70,278	97,612
總收益	**3,444,613**	3,478,329

主要分部報告－業務分部資料

本集團主要在香港及中國內地經營四項業務：

- 收費公路業務－發展、經營及管理收費公路及橋樑
- 房地產－發展、出售及管理物業及持有投資物業
- 紙張－製造及出售新聞紙及瓦楞紙
- 水泥－製造及出售水泥及預拌混凝土

本集團其他業務主要包括投資控股及高科技業務，兩者的規模皆不足以作獨立項目報告。

各項業務之間並無進行買賣活動。

賬目附註

3 營業額、收益及分類資料(續)

從屬分部報告形式－地區分部資料

本集團的四項業務範疇主要在香港及中國內地管理。

香港－房地產及水泥
中國內地－房地產、紙張、水泥及收費公路業務
其他－房地產

地區分部之間並無買賣活動。

主要分部報告－業務分部資料

	收費公路業務		房地產		紙張		水泥		其他業務		本集團	
												重列
	二〇〇一年	二〇〇〇年	二〇〇一年	二〇〇〇年	二〇〇一年	二〇〇〇年	二〇〇一年	二〇〇〇年	二〇〇一年	二〇〇〇年	二〇〇一年	二〇〇〇年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
營業額	**418,616**	489,744	**590,801**	677,337	**1,330,720**	1,152,611	**1,019,564**	1,056,735	**14,634**	4,290	**3,374,335**	3,380,717
分部業績	**227,709**	157,144	**88,655**	247,093	**203,690**	147,763	**79,520**	60,975	**1,059**	(784)	**600,633**	612,191
利息收入											**34,233**	41,464
未分配成本											**(60,150)**	(44,061)
理財成本											**(256,048)**	(272,533)
應佔盈利減(虧損)												
共同控制實體	—	—	**(420)**	(696)	**(22,944)**	1,183	**5,255**	(12,196)	—	—	**(18,109)**	(11,709)
聯營公司	**117,497**	144,777	**12,884**	(26,593)	—	—	—	—	**9,604**	3,126	**139,985**	121,310
除稅前盈利											**440,544**	446,662
稅項											**(92,755)**	(84,323)
除稅後盈利											**347,789**	362,339
少數股東權益											**(308,007)**	(308,757)
股東應佔盈利											**39,782**	53,582

賬目附註

3 營業額、收益及分類資料(續)

主要分部報告 — 業務分部資料(續)

	收費公路業務		房地產		紙張		水泥		其他業務		本集團	
	二〇〇一年	二〇〇〇年	二〇〇一年	二〇〇〇年	二〇〇一年	二〇〇〇年	二〇〇一年	二〇〇〇年	二〇〇一年	二〇〇〇年	二〇〇一年	二〇〇〇年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分部資產	**2,565,560**	2,876,845	**8,621,547**	8,559,742	**2,437,261**	2,320,120	**1,526,970**	1,494,280	**39,274**	15,446	**15,190,612**	15,266,433
於共同控制實體之權益	**436,592**	258,800	**264,446**	257,116	**171,000**	194,364	**435,120**	430,988	**—**	—	**1,307,158**	1,141,268
於聯營公司之權益	**1,319,763**	1,340,949	**209,119**	193,596	**—**	—	**—**	—	**199,525**	199,089	**1,728,407**	1,733,634
未分配資產											**1,735,378**	1,462,840
總資產											**19,961,555**	19,604,175
分部負債	**25,106**	25,021	**362,617**	305,836	**190,788**	189,451	**202,830**	209,966	**4,366**	2,560	**785,707**	732,834
未分配負債											**6,219,792**	5,960,906
總負債											**7,005,499**	6,693,740
資本性開支	**30,308**	5,903	**2,009**	3,787	**158,162**	250,813	**28,731**	62,660	**3,504**	7,114	**222,714**	330,277
折舊及攤銷	**88,794**	68,376	**4,446**	8,229	**129,785**	125,295	**61,277**	69,550	**1,139**	480	**285,441**	271,930
減值開支	**—**	157,243	**—**	—	**—**	—	**1,217**	—	**—**	—	**1,217**	157,243
其他非現金開支	**10,383**	—	**4,090**	34,350	**13,332**	383	**6,641**	1,806	**—**	852	**34,446**	37,391

從屬分部報告 — 地區分部資料

	營業額		分部業績		總資產		資本性開支	
				重列				
	二〇〇一年	二〇〇〇年	二〇〇一年	二〇〇〇年	二〇〇一年	二〇〇〇年	二〇〇一年	二〇〇〇年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
香港	**553,699**	764,730	**68,017**	103,125	**2,838,324**	2,884,270	**12,990**	22,386
中國內地	**2,817,867**	2,613,323	**528,314**	512,323	**13,933,935**	13,707,325	**209,724**	307,891
海外	**2,769**	2,664	**4,302**	(3,257)	**115,615**	111,846	**—**	—
	3,374,335	3,380,717	**600,633**	612,191	**16,887,892**	16,703,441	**222,714**	330,227
利息收入			**34,233**	41,464				
未分配成本			**(60,150)**	(44,061)				
經營盈利			**574,716**	609,594				
於共同控制實體之權益					**1,307,158**	1,141,268		
於聯營公司之權益					**1,728,407**	1,733,634		
未分配資產					**38,098**	25,832		
總資產					**19,961,555**	19,604,175		

賬目附註

4 商譽減值撥備

於二〇〇一年十二月三十一日，本集團對其在前期儲備中撇減的有關商譽公平價值進行評估。該項評估是根據使用中的資產價值為基礎，使用中的資產是指根據產生現金項目(個別業務)之估計未來現金流量現值(按介乎9.0%至25.5%之折現率折現)釐定。結果，確定出現因收購收費公路及橋樑的權益產生的商譽減值，而本集團已根據會計準則第30號「企業合併」的過渡性條款，追溯重列二〇〇〇年的盈利，以符合已改變的政策。二〇〇〇年保留盈餘已減少了157,539,000元，此筆款額為於二〇〇〇年前期間的商譽減值虧損所作出的調整款額。此項變動亦導致截至二〇〇〇年十二月三十一日止年度的股東應佔盈利減少了57,972,000港元(附註2(e)(i)及附註28)。

5 經營盈利

	二〇〇一年 千港元	二〇〇〇年 千港元
經營盈利已計入及扣除下列各項：		
計入		
投資物業租金收入總額	**84,898**	88,437
減：直接支出	**(5,714)**	(8,210)
投資物業租金收入淨額	**79,184**	80,227
扣除		
核數師酬金	**3,670**	3,888
售出存貨成本	**1,874,136**	1,838,192
折舊		
自置固定資產	**198,558**	205,971
租賃固定資產	**655**	886
收費公路及橋樑之權益攤銷	**79,663**	56,255
其他投資之攤銷	**4,162**	8,818
商譽攤銷	**2,244**	—
發展成本攤銷	**159**	—
廠房及機器之減值虧損	**1,217**	—
出售固定資產之虧損	**22,715**	21,086
員工成本(包括董事酬金)	**202,643**	186,379
經營租賃		
租賃廠房及機器	**11,000**	11,000
土地及樓宇	**61,635**	50,348
出售其他投資之虧損	**2,589**	—
退休金成本(附註10)	**40,825**	47,691
壞賬撇銷／呆賬準備	**24,063**	37,391

賬目附註

6 理財成本

	二〇〇一年 千港元	二〇〇〇年 千港元
銀行貸款及透支之利息	**192,567**	245,506
融資租賃承擔之利息	**116**	131
贖回可換股債券溢價	**7,248**	5,803
其他利息		
一欠少數股東之款額	**38,027**	10,378
一一名股東之貸款	**833**	13,117
一一有關連公司之貸款	**6,942**	3,655
一可換股債券	**20,378**	17,156
一須於五年內全數償還之其他貸款	**1,029**	3,265
產生之借貸成本總額	**267,140**	299,011
減：資本化作為有待發展／發展中物業之金額及於共同控制實體之投資	**(11,092)**	(26,478)
	256,048	272,533

7 稅項

香港利得稅乃按照本年度估計應課稅盈利依稅率16%（二〇〇〇年：16%）提撥準備。海外盈利之稅款，則按照本年度估計應課稅盈利依本集團經營業務地區之現行稅率計算。

在綜合損益表支銷的稅項款額指：

	二〇〇一年 千港元	二〇〇〇年 千港元
香港利得稅		
本年度	**11,592**	14,166
往年度多提準備	**—**	(73)
	11,592	14,093
海外稅項		
本年度	**68,757**	53,562
轉至遞延稅項賬目（附註30(a)）	**672**	2,440
	69,429	56,002
應佔的稅項		
共同控制實體	**248**	—
聯營公司	**11,486**	14,228
	11,734	14,228
	92,755	84,323

賬目附註

7 稅項(續)

	二○○一年 千港元	二○○○年 千港元
本年度遞延稅項並未就下列項目提撥準備：		
加速折舊免稅額	**4,893**	422
稅項虧損	**12,240**	2,260
其他時差	**258**	(3,077)
	17,391	(395)

8 股東應佔盈利

計入本公司賬目之股東應佔盈利，為22,263,000港元之虧損(二○○○年：盈利17,354,000港元)。

9 每股盈利

每股基本及全面攤薄盈利是根據股東應佔盈利39,782,000港元(二○○○年重列：53,582,000港元)計算。

每股基本盈利是按年內已發行普通股之加權平均數3,976,268,141股(二○○○年：3,936,567,892股)計算。每股全面攤薄盈利根據4,014,269,003股(二○○○年：3,976,687,142股)普通股計算，即年內已發行普通股之加權平均數，加上假設所有未行使之購股權已行使而被視作無償發行之加權平均數38,000,862股(二○○○年：40,119,250股)普通股計算。

由於行使尚未行使之可換股債券有反攤薄影響，故於計算每股攤薄盈利時並無計入本公司尚未行使之可換股債券。

10 退休金成本

本集團為香港僱員作出之退休計劃供款，以僱員在有權享有全部供款前退出計劃而沒收之供款作出扣減。本年度並無已沒收之供款(二○○○年：無)。

賬目附註

11 董事及高級管理人員酬金

(a) 年內本公司向董事支付之酬金總額如下：

	二〇〇一年 千港元	二〇〇〇年 千港元
袍金	**76**	114
基本薪金、房屋津貼、購股權、其他津貼及實物利益	**15,669**	13,698
酌情發放之花紅	**4,581**	5,558
董事退休金	**429**	365
	20,755	19,735

董事袍金乃支付予獨立非執行董事之款項。

截至二〇〇一年十二月三十一日止年度，若干董事行使購股權認購本公司及其附屬公司之普通股。年內行使購股權之詳情已於董事會報告書內披露。年內並無授出購股權。

(b) 酬金指於各有關財政年度已支付或應付予本公司董事之款額，酬金介乎以下幅度內之本公司董事數目如下：

酬金組別	**董事人數** 二〇〇一年	 二〇〇〇年
零港元 — 1,000,000港元	***11**	*8
1,000,001港元 — 1,500,000港元	**2**	1
1,500,001港元 — 2,000,000港元	**1**	—
2,000,001港元 — 2,500,000港元	**3**	3
2,500,001港元 — 3,000,000港元	**1**	1
3,000,001港元 — 3,500,000港元	**—**	—
3,500,001港元 — 4,000,000港元	**—**	1
4,000,001港元 — 4,500,000港元	**1**	—

* 包括兩名(二〇〇〇年：三名)獨立非執行董事。

於截至二〇〇一年及二〇〇〇年十二月三十一日止年度概無董事放棄酬金。

(c) 五名最高薪人士亦為本公司之董事，彼等酬金之詳情已於上文披露。

賬目附註

12 於收費公路及橋樑之權益

	千港元
於二〇〇一年一月一日，如前呈報	—
採納會計準則第29號之影響	2,593,742
於二〇〇一年一月一日，經重列	2,593,742
出售於收費公路及橋樑之權益	(241,399)
攤銷支出	(79,663)
於二〇〇一年十二月三十一日	2,272,680

	二〇〇一年 千港元	二〇〇〇年 千港元
成本	**2,503,526**	2,776,034
累積攤銷	**(230,846)**	(182,292)
賬面淨值	**2,272,680**	2,593,742

於收費公路及橋樑之權益指各自之經營權。本集團以往將於收費公路及橋樑之權益列入固定資產項下。由二〇〇一年一月一日起，隨着本集團採納會計準則第29號「無形資產」，本集團將於收費公路及橋樑之權益重新分類為賬面淨值共2,593,742,000港元之無形資產。

13 其他無形資產

	商譽 千港元	負商譽 千港元	發展成本 千港元	總計 千港元
於二〇〇一年一月一日	**—**	—	**—**	—
確認為資產之發展成本	**—**	—	**6,545**	6,545
收購附屬公司及聯營公司	**63,616**	(78,535)	**—**	(14,919)
攤銷費用	**(2,244)**	—	**(159)**	(2,403)
於二〇〇一年十二月三十一日	**61,372**	(78,535)	**6,386**	(10,777)

14 固定資產

(a) 集團

	投資物業 千港元	其他物業 千港元	收費公路及橋樑權益 千港元	在建之生產設施 千港元	廠房及機器及工具 千港元	租賃物業裝修、傢俬、裝置及辦公室設備 千港元	汽車 千港元	總額 千港元
成本值或估值								
於二○○一年一月一日，如前呈報	1,247,905	1,166,691	2,776,034	226,170	2,208,367	139,960	110,452	7,875,579
採納會計準則第29號之影響(附註12)	—	—	(2,776,034)	—	—	—	—	(2,776,034)
於二○○一年一月一日，重列	1,247,905	1,166,691	—	226,170	2,208,367	139,960	110,452	5,099,545
添置	—	360	—	200,669	11,495	3,884	6,306	222,714
轉撥自持有作出售物業	14,841	—	—	—	—	—	—	14,841
估值虧絀	(28,404)	—	—	—	—	—	—	(28,404)
重新分類	(14,137)	14,137	—	—	—	—	—	—
於完成時轉撥	—	9,410	—	(64,974)	47,174	2,652	5,738	—
出售	(44,980)	(7,655)	—	(316)	(35,190)	(9,708)	(4,588)	(102,437)
出售一間附屬公司	—	—	—	(34,662)	—	(5,248)	(704)	(40,614)
於二○○一年十二月三十一日	1,175,225	1,182,943	—	326,887	2,231,846	131,540	117,204	5,165,645
累積折舊								
於二○○一年一月一日，如前呈報	—	211,006	182,292	—	493,578	83,357	64,956	1,035,189
採納會計準則第29號之影響(附註12)	—	—	(182,292)	—	—	—	—	(182,292)
於二○○一年一月一日，重列	—	211,006	—	—	493,578	83,357	64,956	852,897
年內支出	—	38,911	—	—	130,464	17,890	11,948	199,213
減值虧損	—	—	—	—	1,217	—	—	1,217
出售	—	(1,563)	—	—	(19,915)	(5,947)	(2,831)	(30,256)
出售一間附屬公司	—	—	—	—	—	(704)	—	(704)
於二○○一年十二月三十一日	—	248,354	—	—	605,344	94,596	74,073	1,022,367
賬面淨值								
於二○○一年十二月三十一日	1,175,225	934,589	—	326,887	1,626,502	36,944	43,131	4,143,278
於二○○○年十二月三十一日，重列	1,247,905	955,685	—	226,170	1,714,789	56,603	45,496	4,246,648

賬目附註

14 固定資產(續)

(a) 集團

上述資產於二〇〇一年十二月三十一日之成本值或估值分析如下：

	投資物業 千港元	其他物業 千港元	收費公路及 橋樑權益 千港元	在建之 生產設施 千港元	廠房及機 器及工具 千港元	租賃物業裝修、 傢俬、裝置及 辦公室設備 千港元	汽車 千港元	總額 千港元
按成本值	—	1,182,943	—	326,887	2,231,846	131,540	117,204	3,990,420
於二〇〇一年之估值	1,175,225	—	—	—	—	—	—	1,175,225
	1,175,225	1,182,943	—	326,887	2,231,846	131,540	117,204	5,165,645

上述資產於二〇〇〇年十二月三十一日之成本值或估值(重列)分析如下：

	投資物業 千港元	其他物業 千港元	收費公路及 橋樑權益 千港元	在建之 生產設施 千港元	廠房及機 器及工具 千港元	租賃物業裝修、 傢俬、裝置及 辦公室設備 千港元	汽車 千港元	總額 千港元
按成本值	—	1,166,691	—	226,170	2,208,367	139,960	110,452	3,851,640
於二〇〇〇年之估值	1,247,905	—	—	—	—	—	—	1,247,905
	1,247,905	1,166,691	—	226,170	2,208,367	139,960	110,452	5,099,545

(b) 公司

	投資物業 千港元	其他物業 千港元	租賃物業裝修、 傢俬、裝置 及辦公室 設備 千港元	汽車 千港元	總額 千港元
成本值或估值					
於二〇〇一年一月一日	28,298	—	7,763	5,966	42,027
添置	—	201	716	—	917
估值虧絀	(1,461)	—	—	—	(1,461)
重新分類	(14,137)	14,137	—	—	—
於二〇〇一年十二月三十一日	12,700	14,338	8,479	5,966	41,483
累積折舊					
於二〇〇一年一月一日	—	—	6,509	4,858	11,367
年內支出	—	355	561	656	1,572
於二〇〇一年十二月三十一日	—	355	7,070	5,514	12,939
賬面淨值					
於二〇〇一年十二月三十一日	12,700	13,983	1,409	452	28,544
於二〇〇〇年十二月三十一日	28,298	—	1,254	1,108	30,660

上述資產於二〇〇一年十二月三十一日之成本值或估值之分析如下：

	投資物業 千港元	其他物業 千港元	租賃物業裝修、 傢俬、裝置 及辦公室 設備 千港元	汽車 千港元	總額 千港元
按成本值	—	14,338	8,479	5,966	28,783
按二〇〇一年之估值	12,700	—	—	—	12,700
	12,700	14,338	8,479	5,966	41,483

14 固定資產（續）

(b) 公司

上述資產於二〇〇〇年十二月三十一日之成本值或估值之分析如下：

	投資物業	其他物業	租賃物業裝修、傢俬、裝置及辦公室設備	汽車	總額
	千港元	千港元	千港元	千港元	千港元
按成本值	—	—	7,763	5,966	13,729
按二〇〇〇年之估值	28,298	—	—	—	28,298
	28,298	—	7,763	5,966	42,027

(c) 本集團及本公司於投資物業及其他物業之權益乃按彼等之賬面淨值分析如下：

	集團		公司	
	二〇〇一年	二〇〇〇年	二〇〇一年	二〇〇〇年
	千港元	千港元	千港元	千港元
以下列租約於香港持有：				
50年以上之租約	**188,121**	192,098	**26,484**	28,298
10年至50年之租約	**937,672**	997,513	**—**	—
於香港以外地區持有：				
10年至50年之租約	**199**	—	**199**	—
50年以上之租約	**983,822**	1,013,979	**—**	—
	2,109,814	2,203,590	**26,683**	28,298

(d) 本集團之投資物業已於二〇〇一年十二月三十一日由獨立專業估值師行RHL Appraisal Limited及漢華評值有限公司按公開市值進行重估。

(e) 年內並無在建之生產設施撥充資本之借貸成本（二〇〇〇年：783,000港元）。

(f) 於二〇〇一年十二月三十一日，本集團及本公司根據融資租賃持有之固定資產之賬面淨值分別為507,000港元（二〇〇〇年：1,107,000港元）及451,000港元（二〇〇〇年：1,107,000港元）。

賬目附註

15 於附屬公司之投資

	公司	
	二〇〇一年	二〇〇〇年
	千港元	千港元
投資，成本值		
非上市股份	**36,676**	36,676
於香港上市之股份	**769**	769
	37,445	37,445
應收附屬公司之款項(附註(a))	**6,337,983**	6,150,077
	6,375,428	6,187,522
於香港上市之股份市值	**567**	461

(a) 應收附屬公司之款項為無抵押及無固定還款期。除為數約2,435,000,000港元(二〇〇〇年：約4,251,000,000港元)之應收附屬公司款項為免息外，所有應收附屬公司款項為附有利息。

(b) 本公司於二〇〇一年十二月三十一日之主要附屬公司之詳情載於第82至92頁。

16 於共同控制實體之投資

	二〇〇一年	二〇〇〇年
	千港元	千港元
應佔資產淨值	**1,108,351**	947,629
應收共同控制實體款項(附註(a))	**198,807**	193,639
	1,307,158	1,141,268

(a) 應收共同控制實體之款項為無抵押、免息及無固定還款期。

(b) 於二〇〇一年十二月三十一日，本集團之主要共同控制實體之詳情載於第93頁。

賬目附註

17 於聯營公司之投資

	二○○一年 千港元	二○○○年 千港元
應佔資產淨值(不包括商譽)	**1,690,388**	1,652,612
應收聯營公司款項(附註(a)及(a))	**231,875**	274,942
應付聯營公司款項(附註(a))	**(193,856)**	(193,920)
	1,728,407	1,733,634

(a) 應收／(應付)聯營公司款項均無抵押、免息及無固定還款期。

(b) 於二○○一年十二月三十一日，應收聯營公司款項約13,000,000港元(二○○○年：約13,000,000港元)為償還授予聯營公司之銀行貸款之後償款額。

(c) 有關本集團主要聯營公司於二○○一年十二月三十一日之詳情載於第94頁。

18 投資證券及其他投資

	二○○一年 千港元	二○○○年 千港元
非上市投資證券，成本值	**41,475**	42,482
其他投資，成本值	**230,917**	330,843
減：攤銷	**—**	(34,269)
	230,917	296,574
	272,392	339,056

其他投資指本集團於中國成立並從事發展與管理公路及開發物業之合作經營企業。根據合營協議，本集團有權於整個合營期內，享有定額投資回報。當合營期結束時，其中一個合營業務之所有餘下權利及權益將交付予其他合營夥伴。

賬目附註

19 有待發展／發展中物業

於二〇〇一年十二月三十一日，價值為2,116,690,000港元(二〇〇〇年：2,493,835,000港元)之若干有待發展／發展中物業之業權以一名少數股東之名義持有。根據有關合營協議及該少數股東作出之承諾，該少數股東已確認將有待發展／發展中物業之業權轉讓予本集團，現只欠有關法律及登記手續仍未辦妥。

20 持有作出售用途之物業

於二〇〇一年十二月三十一日，價值為907,122,000港元(二〇〇〇年：323,857,000港元)之若干持有作出售用途之物業之業權根據附註19所述之相同安排以一名少數股東之名義持有。

21 於物業發展項目之權益

於物業發展項目之權益指本集團藉着與非關連人士訂立多項協議而參與中國內地及澳門之物業發展項目。本集團於該等項目並沒有控制權，但承諾按其分擔項目開發成本之部分而注資，並有權享有協議所規定之回報。

22 存貨

	二〇〇一年 千港元	二〇〇〇年 千港元
原材料	**231,093**	194,620
在製品	**16,084**	9,830
製成品	**69,630**	46,320
	316,807	250,770

於二〇〇一年及二〇〇〇年十二月三十一日，所有存貨按成本列賬。

23 應收/(付)有關連公司及少數股東之款項

應收／(付)有關連公司及少數股東之結餘均無抵押、免息及無固定還款期。

賬目附註

24 應收賬款，預付款項及按金

	集團		公司	
	二〇〇一年	二〇〇〇年	二〇〇一年	二〇〇〇年
	千港元	千港元	千港元	千港元
貿易應收款	**710,823**	662,711	**—**	—
其他應收款、預付款項及按金	**418,792**	360,346	**5,432**	4,526
	1,129,615	1,023,057	**5,432**	4,526

本集團對不同業務及地區分部採用既定信貸政策。於二〇〇一年十二月三十一日，貿易應收款之賬齡分析如下：

	集團	
	二〇〇一年	二〇〇〇年
	千港元	千港元
三十日以下	**290,713**	298,723
三十一日至九十日	**223,043**	201,323
超過九十日	**197,067**	162,665
	710,823	662,711

25 銀行存款與銀行結餘及現金

本集團與本公司之銀行存款與銀行結餘及現金包括存入中國內地多間銀行之人民幣存款分別約1,059,000,000港元（二〇〇〇年：811,000,000港元）及174,000,000港元（二〇〇〇年：217,000,000港元）。該等人民幣結餘兌換為外幣時，須受中國政府頒佈之外匯監控規則及規定所限制。

賬目附註

26 應付賬款及應計費用

	集團		公司	
	二〇〇一年	二〇〇〇年	二〇〇一年	二〇〇〇年
	千港元	千港元	千港元	千港元
貿易應付款	**181,069**	287,853	**—**	—
其他應付款及應計費用	**638,283**	444,105	**33,780**	37,881
	819,352	731,958	**33,780**	37,881

於二〇〇一年十二月三十一日，貿易應付款之賬齡分析如下：

	集團	
	二〇〇一年	二〇〇〇年
	千港元	千港元
三十日以下	**102,539**	128,894
三十一日至九十日	**60,552**	124,431
超過九十日	**17,978**	34,528
	181,069	287,853

賬目附註

27 股本

	二○○一年 千港元	二○○○年 千港元
法定股本：		
5,000,000,000股（二○○○年：5,000,000,000股） 每股面值0.10港元之普通股	**500,000**	500,000
已發行及繳足股本：		
4,008,293,667股（二○○○年：3,937,627,400股） 每股面值0.10港元之普通股	**400,829**	393,762

	股份數目	**千港元**
於二○○○年一月一日	3,936,503,400	393,650
行使購股權	1,124,000	112
於二○○○年十二月三十一日	3,937,627,400	393,762
於二○○一年一月一日	3,937,627,400	393,762
行使購股權	11,652,000	1,165
行使可換股債券	59,014,267	5,902
於二○○一年十二月三十一日	4,008,293,667	400,829

年內已按行使價每股0.5008港元行使11,652,000份購股權，因而發行每股面值0.1港元之普通股11,652,000股。因按換股價每股0.6168港元轉換可換股債券為普通股，發行59,014,267股每股面值0.1港元之普通股。

根據本公司於一九九二年十一月二十一日及一九九八年六月二十三日批准之購股權計劃，董事會可酌情將購股權授予本集團之董事及僱員，以便按該計劃所規定之條款及條件認購本公司股份。年內並無已授出任何購股權。於二○○一年十二月三十一日悉數行使所有尚未行使之購股權將會導致發行144,974,000股普通股，總現金代價約為70,378,000港元，年內已行使及已失效之購股權詳情於董事會報告書中披露。

悉數行使所有尚未轉換之可換股債券將導致發行653,385,000股普通股及減少負債約450,073,000港元。

賬目附註

28 儲備

(a) 集團

	股份溢價	資本贖回儲備	資本儲備	法定儲備	滙兌波動儲備	保留盈利	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
二○○○年一月一日，如前呈報	4,854,300	1,815	120,594	73,698	(58,399)	1,243,437	6,235,445
採納會計準則第30號之影響（附註2(e)(i)）	—	—	157,539	—	—	(157,539)	—
於二○○○年一月一日，重列	4,854,300	1,815	278,133	73,698	(58,399)	1,085,898	6,235,445
發行普通股所得款項淨額	423	—	—	—	—	—	423
滙兌差額	—	—	—	—	290	—	290
撇銷收購附屬公司、聯營公司及共同控制實體而產生之商譽	—	—	(103,152)	—	—	—	(103,152)
出售有待發展／發展中物業及持有作出售用途之物業時解除之儲備	—	—	(22,899)	—	—	—	(22,899)
於出售／清盤附屬公司、聯營公司及共同控制實體時解除之商譽	—	—	5,457	—	1,285	—	6,742
轉撥	—	—	—	6,459	—	(6,459)	—
撇銷未能由資本儲備彌補收購附屬公司、聯營公司及共同控制實體之商譽	—	—	—	—	—	(136,619)	(136,619)
本年度盈利	—	—	—	—	—	111,554	111,554
採納會計準則第30號之影響（附註2(e)(i)）	—	—	57,972	—	—	(57,972)	—
於二○○○年十二月三十一日，重列	4,854,723	1,815	215,511	80,157	(56,824)	996,402	6,091,784

賬目附註

28 儲備(續)

(a) 集團(續)

	股份溢價	資本贖回儲備	資本儲備	法定儲備	滙兌波動儲備	保留盈利	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二〇〇一年一月一日,如前呈報	4,854,723	1,815	—	80,157	(56,824)	1,211,913	6,091,784
採納會計準則第30號之影響(附註2(e)(i))	—	—	215,511	—	—	(215,511)	—
於二〇〇一年一月一日,重列	4,854,723	1,815	215,511	80,157	(56,824)	996,402	6,091,784
發行普通股所得款項淨額	35,137	—	—	—	—	—	35,137
滙兌差額	—	—	—	—	2,778	—	2,778
分佔進一步收購聯營公司之權益後之儲備	—	—	—	637	—	—	637
出售有待發展/發展中物業及持有作出售之物業時解除之儲備	—	—	(14,626)	—	—	—	(14,626)
於出售附屬公司時解除之儲備	—	—	(24,900)	—	(846)	—	(25,746)
於被視作出售附屬公司時解除之儲備	—	—	—	(20)	(17)	—	(37)
轉撥	—	—	—	3,631	—	(3,631)	—
本年度盈利	—	—	—	—	—	39,782	39,782
於二〇〇一年十二月三十一日	4,889,860	1,815	175,985	84,405	(54,909)	1,032,553	6,129,709

賬目附註

28 儲備（續）

(b) 公司

	二〇〇一年 股份溢價 千港元	二〇〇一年 資本贖回儲備 千港元	二〇〇一年 保留盈利 千港元	二〇〇一年 總計 千港元	二〇〇〇年 股份溢價 千港元	二〇〇〇年 資本贖回儲備 千港元	二〇〇〇年 保留盈利 千港元	二〇〇〇年 總額 千港元
於一月一日	**4,854,723**	**1,815**	**65,905**	**4,922,443**	4,854,300	1,815	48,551	4,904,666
發行普通股所得款項淨額	**35,137**	**—**	**—**	**35,137**	423	—	—	423
年內(虧損)／盈利	**—**	**—**	**(22,263)**	**(22,263)**	—	—	17,354	17,354
於十二月三十一日	**4,889,860**	**1,815**	**43,642**	**4,935,317**	4,854,723	1,815	65,905	4,922,443

(a) 本集團之保留盈利包括聯營公司及共同控制實體之應佔盈利分別達365,463,000港元（二〇〇〇年：236,964,000港元）及虧損70,155,000港元（二〇〇〇年：虧損51,798,000港元）。

(b) 法定儲備指中國營運附屬公司及聯營公司設立之企業擴展及一般儲備金。根據中國外資企業會計準則，一般儲備金在取得批准後可用作彌補虧損及增加資本，而附屬公司及一間聯營公司應佔之企業擴展基金及一般儲備金分別為80,544,000港元（二〇〇〇年：76,933,000港元）及3,861,000港元（二〇〇〇年：3,224,000港元）。

(c) 本公司於二〇〇一年十二月三十一日之可供分派儲備（按照香港公司條例第79B條計算）為43,642,000港元（二〇〇〇年：65,905,000港元）。

賬目附註

29 非流動負債

	集團		公司	
	二〇〇一年	二〇〇〇年	二〇〇一年	二〇〇〇年
	千港元	千港元	千港元	千港元
銀行貸款				
有抵押(附註37)				
一須於五年內悉數償還	**1,338,381**	1,046,537	**117,000**	117,000
一毋須於五年內悉數償還	**1,137**	1,757	**—**	—
無抵押	**1,351,639**	939,831	**786,499**	312,000
融資租賃承擔	**632**	1,017	**581**	1,017
一名股東提供之貸款	**9,554**	—	**9,452**	8,710
有關連公司提供之貸款	**191,017**	94,297	**—**	—
少數股東提供之貸款	**1,766,437**	1,961,141	**8,000**	—
其他貸款	**53,729**	50,219	**—**	—
可換股債券(附註31)	**450,073**	581,473	**450,073**	486,473
	5,162,599	4,676,272	**1,371,605**	925,200
減:非流動負債之一年內應償還額	**(801,424)**	(1,302,360)	**(381,691)**	(321,142)
	4,361,175	3,373,912	**989,914**	604,058

29 非流動負債(續)

長期貸款之還款期如下：

(a) 集團

二〇〇一年

	銀行貸款	融資租賃承擔	股東提供之貸款	有關連公司提供之貸款	少數股東提供之貸款	其他貸款	可換股債券	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
即期及一年內	453,986	301	9,554	80,132	8,001	–	249,450	801,424
第二年	1,491,032	302	–	–	–	–	200,623	1,691,957
第三至第五年	745,002	29	–	–	–	–	–	745,031
第五年後	1,137	–	–	–	–	–	–	1,137
無固定還款期	–	–	–	110,885	1,758,436	53,729	–	1,923,050
	2,691,157	632	9,554	191,017	1,766,437	53,729	450,073	5,162,599
餘額分析如下：								
計息	2,691,157	632	9,452	123,284	737,300	–	450,073	4,011,898
免息	–	–	102	67,733	1,029,137	53,729	–	1,150,701
	2,691,157	632	9,554	191,017	1,766,437	53,729	450,073	5,162,599

二〇〇〇年

	銀行貸款	融資租賃承擔	一有關連公司提供之貸款	少數股東提供之貸款	其他貸款	可換股債券	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
即期及一年內	1,056,674	432	94,297	55,957	–	95,000	1,302,360
第二年	600,001	585	–	–	–	249,450	850,036
第三至第五年	329,693	–	–	–	–	237,023	566,716
第五年後	1,757	–	–	–	–	–	1,757
無固定還款期	–	–	–	1,905,184	50,219	–	1,955,403
	1,988,125	1,017	94,297	1,961,141	50,219	581,473	4,676,272
餘額分析如下：							
計息	1,988,125	1,017	94,297	806,933	–	581,473	3,471,845
免息	–	–	–	1,154,208	50,219	–	1,204,427
	1,988,125	1,017	94,297	1,961,141	50,219	581,473	4,676,272

一名股東、有關連公司及少數股東提供之貸款及其他貸款並無抵押，而除總額約1,151,000,000港元(二〇〇〇年：約1,205,000,000港元)免息外，其餘貸款按年利率3.5厘至9.25厘計息。當中無固定還款期之貸款於結算日起計未來十二個月內不會被要求償還。

29 非流動負債（續）

長期貸款之還款期如下：

(b) 公司

	二〇〇一年						二〇〇〇年				
	銀行貸款	融資租賃承擔	股東提供之貸款	一名少數股東提供之貸款	可換股債券	總額	銀行貸款	融資租賃承擔	一名股東提供之貸款	可換股債券	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
即期及一年內	**114,499**	**290**	**9,452**	**8,000**	**249,450**	**381,691**	312,000	432	8,710	—	321,142
第二年	**531,600**	**291**	**—**	**—**	**200,623**	**732,514**	117,000	585	—	249,450	367,035
第三至第五年	**257,400**	**—**	**—**	**—**	**—**	**257,400**	—	—	—	237,023	237,023
	903,499	**581**	**9,452**	**8,000**	**450,073**	**1,371,605**	429,000	1,017	8,710	486,473	925,200

所有結餘均須計息。

(c) 於二〇〇一年十二月三十一日，本集團之融資租賃負債之還款期如下：

	集團		公司	
	二〇〇一年	二〇〇〇年	二〇〇一年	二〇〇〇年
	千港元	千港元	千港元	千港元
一年內	**375**	545	**360**	545
第二年	**375**	725	**360**	725
第三至第五年	**37**	—	**—**	—
	787	1,270	**720**	1,270
融資租賃之未來財務費用	**(155)**	(253)	**(139)**	(253)
融資租賃負債之現值	**632**	1,017	**581**	1,017

賬目附註

30 遞延稅項

(a) 遞延稅項賬目之變動情況如下：

	二〇〇一年 千港元	二〇〇〇年 千港元
於一月一日	**13,477**	11,037
轉撥自損益表(附註7)	**672**	2,440
出售附屬公司(附註32(e))	**(849)**	—
於十二月三十一日	**13,300**	13,477
有關加速折舊免稅額已撥準備	**13,300**	13,477

(b) 於二〇〇一年十二月三十一日，本集團之未予撥備遞延稅項(負債)／資產如下：

	二〇〇一年 千港元	二〇〇〇年 千港元
加速折舊稅額	**(253)**	(5,146)
稅項虧損	**27,967**	15,727
其他時差	**258**	—
	27,972	10,581

由於未能肯定遞延稅項資產是否會於可預見將來產生，故並無在賬目內作出有關確認。

(c) 重估投資物業帶來之盈餘及虧絀並不構成時差，因此並無產生任何遞延稅項影響。

賬目附註

31 可換股債券

	附註	集團 二〇〇一年 千港元	集團 二〇〇〇年 千港元	公司 二〇〇一年 千港元	公司 二〇〇〇年 千港元
將債券轉換為 下列公司之股份：					
本公司	(a)	**450,073**	486,473	**450,073**	486,473
越秀交通	(b)	**—**	95,000	**—**	—
		450,073	581,473	**450,073**	486,473

於二〇〇一年十二月三十一日，本公司尚未轉換之可換股債券詳情如下：

發行日期	已發行可換股債券之總額 千港元	每年息率	每股轉換價	行使期間	贖回日期	贖回金額佔本金額百分比
二〇〇〇年八月一日	200,623	3厘	0.6168	二〇〇一年二月一日至二〇〇三年七月三十一日	二〇〇三年七月三十一日	105%
一九九九年十二月三十日	249,450	3厘	0.76	二〇〇〇年十二月三十日至二〇〇二年十二月二十九日	二〇〇二年十二月二十九日	105%
	450,073					

每份值100,000港元之可換股債券可按可換股債券本金額除以上述每股轉換價轉換為股份。年內，共值36,400,000港元之本公司可換股債券已轉換為59,014,267股普通股，並已贖回共值95,000,000港元之越秀交通有限公司可換股債券。

賬目附註

32 綜合現金流量表附註

(a) 經營盈利與經營業務之現金流入淨額對賬表

	二〇〇一年 千港元	重列 二〇〇〇年 千港元
經營盈利	**574,716**	609,594
固定資產之折舊、於收費公路及橋樑權益之攤銷	**278,876**	263,112
商譽及開發成本之攤銷	**2,403**	—
其他投資之攤銷	**4,162**	8,818
出售附屬公司之收益	**(4,207)**	(8,602)
出售固定資產之虧損	**22,715**	21,086
出售其他投資之虧損	**2,589**	—
重估投資物業之虧絀／(對沖虧絀)	**28,404**	(62,314)
商譽減值撥備	**—**	157,243
廠房及機器之減值虧損	**1,217**	—
有待發展物業之減值撥備	**14,000**	—
壞賬撇銷／呆賬撥備	**24,063**	37,391
出售一間附屬公司時解除之滙兑波動儲備	**—**	1,285
轉撥之前出售一間附屬公司時撇銷之商譽	**—**	5,457
有待發展／發展中物業、持有作出售之物業及物業發展項目之權益增加淨額	**(247,474)**	(66,772)
存貨增加	**(66,037)**	(34,023)
應收賬款、預付款項及按金(包括應收有關連公司及少數股東權益款項)之增加	**(158,216)**	(180,797)
應付賬款及應計費用增加／(減少)	**86,189**	(25,208)
發展成本增加	**(6,545)**	—
利息收入	**(34,233)**	(41,464)
股息收入	**(34,845)**	(55,528)
經營業務之現金流入淨額	**487,777**	629,278

賬目附註

32 綜合現金流量表附註(續)

(b) 年內財務項目變動分析

	股本(包括股份溢價) 千港元	可換股債券 千港元	銀行及其他貸款 千港元	少數股東權益 千港元	一名股東、有關連公司及少數股東提供之貸款 千港元	融資租賃承擔 千港元	應付聯營公司及共同控制實體之款項 千港元
於二〇〇〇年一月一日	5,247,950	344,450	3,475,630	6,214,189	1,869,079	4,301	169,913
發行普通股，扣除開支	535	—	—	—	—	—	—
轉撥自少數股東權益	—	—	—	(15,517)	15,517	—	—
發行可換股債券	—	237,023	—	—	—	—	—
少數股東應佔盈利	—	—	—	308,757	—	—	—
少數股東應佔資本儲備	—	—	—	99,271	—	—	—
於收購聯營公司權益時少數股東應佔儲備	—	—	—	450	—	—	—
收購附屬公司	—	—	—	(33,399)	—	—	—
出售附屬公司	—	—	—	11,716	—	—	—
附屬公司少數股東注資	—	—	—	5,364	—	—	—
支付予少數股東之股息	—	—	—	(165,942)	—	—	—
財務項目之現金流入／(流出)淨額	—	—	(307,807)	—	170,842	(3,284)	24,007
二〇〇〇年十二月三十一日	5,248,485	581,473	3,167,823	6,424,889	2,055,438	1,017	193,920

賬目附註

32 綜合現金流量表附註（續）

(b) 年內財務項目變動分析（續）

	股本（包括股份溢價）	可換股債券	銀行及其他貸款	少數股東權益	一名股東、有關連公司及少數股東提供之貸款	融資租賃承擔	應付聯營公司之款項
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二〇〇一年一月一日	5,248,485	581,473	3,167,823	6,424,889	2,055,438	1,017	193,920
發行普通股，扣除開支	5,804	—	—	—	—	—	—
附屬公司股權之增加	—	—	—	(79,116)	(120,720)	—	—
由少數股東提供注資到共同控制實體之款項（附註32(c)）	—	—	—	—	94,003	—	—
出售一間附屬公司	—	—	—	—	(5,924)	—	—
轉撥自少數股東權益	—	—	—	(4,223)	4,223	—	—
行使可換股債券	36,400	(36,400)	—	—	—	—	—
少數股東應佔盈利	—	—	—	308,007	—	—	—
出售附屬公司	—	—	—	(106,360)	—	—	—
少數股東應佔法定儲備	—	—	—	10	—	—	—
附屬公司少數股東注資	—	—	—	10,558	—	—	—
支付予少數股東之股息	—	—	—	(128,247)	—	—	—
財務項目之現金流入／（流出）淨額	—	(95,000)	382,440	—	44,191	(385)	(64)
二〇〇一年十二月三十一日	5,290,689	450,073	3,550,263	6,425,518	2,071,211	632	193,856

(c) 不涉及現金之重大交易

年內注入共同控制實體之資金包括少數股東提供之款項92,523,000港元，連同應計之利息1,480,000港元。

賬目附註

32 綜合現金流量表附註（續）

(d) 收購附屬公司

	二〇〇一年 千港元	二〇〇〇年 千港元
購入之淨資產		
固定資產	—	4,081
存貨	—	404
應收賬款、預付款項及按金	—	10,318
銀行結餘及現金	—	29,432
應付賬款及應計費用	—	(4,616)
應付税項	—	(436)
應付前股東款項	—	(9,923)
應付少數股東款項	—	(7,473)
少數股東權益	—	(33,399)
	—	(11,612)
收購附屬公司欠負之貸款	—	9,923
因收購產生之商譽	—	238,721
	—	237,032
支付方式：		
發行可換股債券	—	237,023
現金	—	9
	—	237,032

收購附屬公司產生之現金流入淨額分析

	二〇〇一年 千港元	二〇〇〇年 千港元
現金代價	—	(9)
購入附屬公司之銀行結餘及現金	—	29,432
收購附屬公司產生之現金及現金等價物之流入淨額	—	29,423

32 綜合現金流量表附註（續）

(e) 出售一間附屬公司

	二〇〇一年 千港元	二〇〇〇年 千港元
出售之資產淨值：		
固定資產	**281,309**	56
銀行結餘及現金	**2,125**	24,754
應收賬款、按金及預付款項	**3,046**	403
應付賬款及應計費用	**(5,559)**	(105)
應付少數股東款項	**(5,924)**	—
應付税項	**(23,215)**	—
遞延税項	**(849)**	—
少數股東權益	**(122,956)**	(11,716)
	127,977	13,392
資本儲備	**(24,900)**	—
滙兑波動儲備	**(846)**	—
	102,231	13,392
出售附屬公司之收益	**14,591**	8,602
以現金支付之出售代價	**116,822**	21,994

出售附屬公司產生之現金流入╱（流出）淨額分析：

	二〇〇一年 千港元	二〇〇〇年 千港元
現金代價	**116,822**	21,994
出售附屬公司之銀行結餘及現金	**(2,125)**	(24,754)
出售附屬公司之現金及現金等價物流入╱（流出）淨額	**114,697**	(2,760)

33. 經營租賃承擔

於二〇〇一年十二月三十一日，集團根據不可撤銷之經營租賃而於未來支付之最低租賃付款總額如下：

	二〇〇一年 土地及樓宇 千港元	二〇〇一年 其他 千港元	重列 二〇〇〇年 土地及樓宇 千港元	重列 二〇〇〇年 其他 千港元
第一年內	**4,890**	**7,462**	8,134	11,000
第二至第五年內	**12,361**	**—**	14,310	7,462
	17,251	**7,462**	22,444	18,462

此外，本集團之經營租賃承擔及租金是按照銷售額釐定。現時無法準確計算根據該租約應付之未來租金。

本公司於二〇〇一年十二月三十一日並無任何經營租賃承擔(二〇〇〇年： 無)。

34 應收未來最低租金

於二〇〇一年十二月三十一日，本集團及本公司根據不可註銷租約應收未來最低租金如下：

	集團		公司	
	二〇〇一年 千港元	二〇〇〇年 千港元	二〇〇一年 千港元	二〇〇〇年 千港元
第一年內	**69,122**	63,177	**126**	312
於第二至第五年	**91,424**	92,409	**—**	126
五年後	**29,218**	8,344	**—**	—
	189,764	163,930	**126**	438

賬目附註

35 其他承擔

(a) 集團

	二〇〇一年 千港元	二〇〇〇年 千港元
(u) 購置固定資產、收費道路及有待發展／發展中物業之承擔：		
已簽約但未撥備	**703,897**	1,312,850
已批准但未簽約	**183,889**	21,169
	887,786	1,334,019
(ii) 投資聯營公司及合營業務之財務承擔：		
已簽約但未撥備	**—**	336,551
已批准但未簽約	**—**	76,161
	—	412,712
(iii) 集團應佔共同控制實體之資本承擔但未撥備	**—**	379,478
(iv) 已簽約但未撥備之收購附屬公司餘下權益之承擔	**135,561**	—

(b) 公司

於二〇〇一年十二月十日，本公司及其主要股東越秀企業(集團)有限公司(「越秀企業」)訂立有條件買賣協議，據此(其中包括)本公司同意購買或促使購買，而越秀企業同意出售或促使出售Guangzhou City Construction & Development Holdings (China) Limited之全部權益及本公司擁有51%權益之附屬公司盛德發展有限公司之49%權益，總代價約為5,014,000,000港元，但須達成若干條件，方可作實。預期該項交易將於二〇〇二年六月底前完成。

代價約5,014,000,000港元將以下列方式支付，其中(i)2,000,000,000港元以現金支付；(ii)約1,464,000,000港元透過配發及發行本公司股份予越秀企業及／或其代名人方式支付；及(iii)1,550,000,000港元透過出售本公司於China Century Cement International Limited (「CCCI」)之全部權益、廣州金鵬集團有限公司(「金鵬」)之36.84%實益權益及中科越秀(香港)信息產業發展有限公司(「中科越秀」)之46.7%實益權益，以及轉讓CCCI集團、金鵬及中科越秀之股東貸款予越秀企業及／或其代名人，總額約為886,000,000港元。有條件買賣協議之條款乃按公平原則磋商及按一般商業條款釐定。

除以上所列外，本公司於二〇〇一年十二月三十一日並無任何承擔(二〇〇〇年：無)。

賬目附註

36 或然負債

	集團		公司	
	二○○一年	二○○○年	二○○一年	二○○○年
	千港元	千港元	千港元	千港元
(a) 為下列公司之銀行及貸款融資作出擔保				
－附屬公司	—	—	**1,074,455**	933,894
－共同控制實體	**139,688**	1,050,171	**139,688**	96,900
	139,688	1,050,171	**1,214,143**	1,030,794

(b) 於二○○一年及二○○○年十二月三十一日，本集團就一間聯營公司之其中一名股東（「股東」）償還銀行貸款人民幣500,000,000元（相當於約467,000,000港元）及有關利息（統稱「有關貸款」），向銀行抵押其從該聯營公司之24.3%實際權益所產生之收入。

該名股東已就因該抵押產生之一切負債向本集團提供反彌償保證。此外，本公司之主要股東越秀企業（集團）有限公司（「越秀企業」）已向本集團發出彌償保證。根據該項彌償保證，倘若該名股東向本集團提供之反彌償保證不足以彌補有關貸款，則越秀企業將向銀行清償／支付任何差額。

37 資產抵押

於二○○一年十二月三十一日，本集團及本公司所獲授之若干銀行融資及貸款乃以下列作抵押：

(a) 以本集團之持有／發展中物業、持有作出售之物業、其他物業及投資物業作抵押，該等物業、持有作出售之物業、其他物業及投資物業之賬面總值分別為406,000,000港元（二○○○年：394,000,000港元）、180,000,000港元（二○○○年：無）、441,000,000港元（二○○○年：477,000,000港元）及1,005,000,000港元（二○○○年：1,352,000,000港元）；及

(b) 本集團及本公司之定期存款總值分別為175,000,000港元（二○○○年：217,000,000港元）及171,000,000港元（二○○○年：217,000,000港元）。

38 有關連人士交易

除綜合賬目所披露者外，其他重大有關連人士交易在本集團於日常業務過程中進行，詳情如下：

	二〇〇一年 千港元	二〇〇〇年 千港元
支付予一名股東之租金開支	**1,332**	1,296
支付予少數股東之管理費	**9,440**	6,350
收取少數股東之利息	**—**	3,655
銷貨予少數股東	**331**	—
支付及應付予少數股東之收費公路管理費之固定成本(附註a)	**58,332**	60,813

(a) 本集團之少數股東廣州市公路開發公司(「公路開發公司」)與若干在中國經營收費公路之本集團附屬公司訂立多份定價服務協議，據此，公路開發公司負責廣汕公路、廣深公路、廣從公路第一段及第二段和1909省道，以及廣花公路之日常運作及保養服務，包括收取路費及維修保養，服務費定為各條收費公路每年總路費收入之18%。

(b) 於二〇〇一年二月十五日，本集團向越秀企業之附屬公司收購西臨高速公路餘下49%權益。代價173,000,000港元乃以現金清償。因收購產生之商譽為51,525,000港元。

(c) 於二〇〇一年八月十日，本集團於共同控制實體注資92,523,000港元，並由公路開發公司按年息4厘支付，及須於一年內償還。

39 結算日後事項

(a) 於二〇〇二年一月十日，本集團收購安維企業有限公司餘下之34%權益，該公司持有廣州清連公路發展有限公司投資控股之23.6%權益。截至二〇〇一年十二月三十一日止年度應付之代價餘額，已分別於二〇〇二年一月十日及二〇〇二年四月二日以現金支付121,249,000港元及14,312,000港元。收購產生之負商譽為9,698,000港元。

(b) 於二〇〇二年四月十二日，本集團訂立協議，轉讓於共同控制實體之5.0%權益予公路開發公司，總代價為人民幣51,100,000元(相當於約48,200,000港元)，惟仍須待達成若干條件，此項轉讓方可作實。於完成時，總代價將以下列方式支付：(1)其中人民幣34,900,000元(相當於約32,900,000港元)，將以促使轉讓於現有聯營公司廣東虎門大橋有限公司合共0.995%實際權益之方式償付，轉讓由二〇〇二年一月一日起生效；(2)人民幣16,200,000元(相當於約15,300,000港元)以現金支付。

40 賬目通過

本年度賬目已於二〇〇二年四月十九日由董事會通過。

集團結構

主要附屬公司

於二〇〇一年十二月三十一日，本公司於下列主要附屬公司中持有股份／權益：

附屬公司名稱	註冊成立／成立地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 直接	間接	主要業務
亞通停車場有限公司	香港	10,000股普通股 每股1港元	–	100	停車場管理
* 碧秀實業(深圳)有限公司	中華人民共和國，有限公司	註冊股本 7,000,000港元	–	51	物業發展
貴康發展有限公司	香港	2股普通股 每股1港元	–	100	物業發展
耀宏投資有限公司	香港	10,000股普通股 每股1港元	–	51	投資控股
中孚企業有限公司	香港	2股普通股 每股1港元	–	70	投資控股
世紀水泥貿易有限公司	香港	5,000股普通股 每股1港元	–	70	水泥貿易
俊英發展有限公司	香港	2股普通股 每股1港元	–	100	物業發展
祥港發展有限公司	香港	10,000股普通股 每股1港元	–	51	投資控股
# China Century Cement Limited	百慕達	262,900股普通股 每股0.1美元	–	70	投資控股
#* China Century Cement International Limited	百慕達	120,000股普通股 每股0.1美元	100	–	投資控股
中科越秀(香港)信息產業發展有限公司	香港	3,000股普通股 每股1港元	–	46.7	提供資訊科技服務及產品
中科越秀(廣州)信息產業發展有限公司	中華人民共和國，有限公司	註冊股本 人民幣 20,000,000元	–	42	提供資訊科技服務及產品
* 越秀置業(澳門)有限公司	澳門	1股澳門幣198,000元 1股澳門幣2,000元	–	100	物業發展

集團結構

主要附屬公司（續）

附屬公司名稱	註冊成立／成立地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 直接	本公司持有權益應佔之百分比 間接	主要業務
* 恒秀物業管理有限公司	澳門	1股澳門幣99,000元 1股澳門幣1,000元	–	100	物業管理
盈俊投資有限公司	香港	2股普通股每股1港元	—	100	物業發展
* 大連堅柏房地產開發有限公司	中華人民共和國，有限公司	註冊股本7,500,000美元	–	51	物業發展
#* Denney Investments Limited	英屬處女群島	50,000股普通股每股1美元	–	51	投資控股
越東發展有限公司	香港	2股普通股每股1港元	–	100	投資控股
Elsburg Limited	香港	10,000股普通股每股1港元	–	100	物業投資
永佳國際有限公司	香港	10,000股普通股每股1港元	–	51	投資控股
#* 恒信投資有限公司	英屬處女群島	1股普通股每股1美元	100	–	投資控股
創名國際有限公司	香港	10,000股普通股每股1港元	–	51	投資控股
#* First-Win Group Limited	英屬處女群島	1股普通股每股1美元	–	51	投資控股
拓富有限公司	香港	10,000股普通股每股1港元	–	100	物業投資
港方發展有限公司	香港	500,000股普通股每股1港元	–	100	物業投資
焯耀投資有限公司	香港	2股普通股每股1港元	–	51	投資控股
#* Goldtech Worldwide Limited	英屬處女群島	1股普通股每股1美元	–	51	投資控股
佳統發展有限公司	香港	10,000股普通股每股1港元	–	51	投資控股

集團結構

主要附屬公司(續)

附屬公司名稱	註冊成立／成立地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 直接	間接	主要業務
* 廣東粵群混凝土有限公司	中華人民共和國，有限公司	註冊股本 1,330,000美元	–	63	製造及銷售混凝土
* 廣東粵生混凝土有限公司	中華人民共和國，有限公司	註冊股本 1,494,000美元	–	63	製造及銷售混凝土
* 廣州市高展城市房產有限公司	中華人民共和國，有限公司	註冊股本 人民幣 96,350,000元	–	40.8	物業發展
* 廣州市致勝城市房產有限公司	中華人民共和國，有限公司	註冊股本 人民幣 99,600,000元	–	40.8	物業發展
* 廣州水泥廠	中華人民共和國，有限公司	註冊股本 人民幣 114,240,000元	–	49	製造及銷售水泥
* 廣州市中基城市房產有限公司	中華人民共和國，有限公司	註冊股本 人民幣 70,020,000元	–	40.8	物業發展
* 廣州市祥港房地產開發有限公司	中華人民共和國，有限公司	註冊股本 259,670,000港元	–	51	物業發展
* 廣州祥荷房地產開發有限公司	中華人民共和國，有限公司	註冊股本 5,000,000美元	–	51	物業發展
* 廣州市暢運城市房產有限公司	中華人民共和國，有限公司	註冊股本 人民幣 55,550,000元	–	40.8	物業發展

集團結構

主要附屬公司(續)

附屬公司名稱	註冊成立／成立地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 直接	本公司持有權益應佔之百分比 間接	主要業務
* 廣州市廣運城市房產有限公司	中華人民共和國，有限公司	註冊股本 人民幣 99,600,000元	–	40.8	物業發展
* 廣州市東盛城市房產有限公司	中華人民共和國，有限公司	註冊股本 人民幣 41,500,000元	–	40.8	物業發展
* 廣州市忠勝城市房產有限公司	中華人民共和國，有限公司	註冊股本 人民幣 48,900,000元	–	40.8	物業發展
* 廣州市信盛城市房產有限公司	中華人民共和國，有限公司	註冊股本 人民幣 99,140,000元	–	40.8	物業發展
* 廣州市五羊水泥有限公司	中華人民共和國，有限公司	註冊股本 人民幣 101,760,000元	–	49	製造及銷售生產熟料用之生料
* 廣州市廣秀城市房產有限公司	中華人民共和國，有限公司	註冊股本 人民幣 63,150,000元	–	40.8	物業發展
* 廣州市安威城市房產有限公司	中華人民共和國，有限公司	註冊股本 人民幣 55,150,000元	–	40.8	物業發展
#* Guangzhou Investment (China Property) Company Limited	英屬處女群島	5,000股普通股 每股1港元	–	51	投資控股
越秀投資財務有限公司	香港	2股普通股 每股1港元	100	–	財務服務
#* Guangzhou Investment (HK Property) Company Limited	英屬處女群島	1股普通股 每股1港元	–	100	投資控股

集團結構

主要附屬公司(續)

附屬公司名稱	註冊成立／成立地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 直接	間接	主要業務
* 廣州越秀信息科技有限公司	中華人民共和國，有限公司	註冊股本人民幣1,000,000元	–	95	投資控股
#* Guangzhou Investment (Macau Property) Company Limited	英屬處女群島	1股普通股每股1港元	–	100	投資控股
#* Guangzhou Investment Property Holdings Limited	英屬處女群島	1股普通股每股1美元	100	–	投資控股
* 廣州捷雅城房地產開發有限公司	中華人民共和國，有限公司	註冊股本92,000,000港元	–	46.92	物業發展
* 廣州市祺東城市房產有限公司	中華人民共和國，有限公司	註冊股本人民幣48,900,000元	–	40.8	物業發展
* 廣州市恒勝城市房產有限公司	中華人民共和國，有限公司	註冊股本人民幣99,600,000元	–	40.8	物業發展
* 廣州市美華城市房產有限公司	中華人民共和國，有限公司	註冊股本人民幣44,500,000元	–	40.8	物業發展
* 廣州市萬升城市房產有限公司	中華人民共和國，有限公司	註冊股本人民幣99,600,000元	–	40.8	物業發展
* 廣州市南新公路發展有限公司	中華人民共和國，有限公司	註冊股本人民幣42,439,000元	–	29.33	發展及管理連接廣州及深圳之廣深公路
* 廣州造紙有限公司	中華人民共和國，有限公司	註冊股本人民幣827,590,000元	–	51	製造及銷售新聞紙與瓦楞紙

集團結構

主要附屬公司(續)

附屬公司名稱	註冊成立／成立地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 直接	本公司持有權益應佔之百分比 間接	主要業務
* 廣州市峻威城市房產有限公司	中華人民共和國，有限公司	註冊股本 人民幣 50,170,000元	–	40.8	物業發展
* 廣州市橋威公路發展有限公司	中華人民共和國，有限公司	註冊股本 人民幣 12,326,000元	–	32.63	投資控股
* 廣州市灣華城市房產有限公司	中華人民共和國，有限公司	註冊股本 人民幣 80,120,000元	–	40.8	物業發展
* 廣州市誠安城市房產有限公司	中華人民共和國，有限公司	註冊股本 人民幣 48,900,000元	–	40.8	物業發展
* 廣州穗橋發展有限公司	中華人民共和國，有限公司	註冊股本 人民幣 1,000,000元	–	29.33	投資控股
* 廣州市瑞峰城市房產有限公司	中華人民共和國，有限公司	註冊股本 人民幣 50,140,000元	–	40.8	物業發展
* 廣州市盛興城市房產有限公司	中華人民共和國，有限公司	註冊股本 人民幣 56,440,000元	–	40.8	物業發展
* 廣州市瑞興城市房產有限公司	中華人民共和國，有限公司	註冊股本 人民幣 56,440,000元	–	40.8	物業發展
* 廣州市太和公路發展有限公司	中華人民共和國，有限公司	註冊股本 人民幣 46,794,000元	–	29.33	發展及管理連接廣州與從化之廣從公路一段

集團結構

主要附屬公司（續）

附屬公司名稱	註冊成立／成立地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 直接	間接	主要業務
* 廣州市太龍公路發展有限公司	中華人民共和國，有限公司	註冊股本 人民幣 35,000,000元	–	18.7	開發及管理連接廣州與從化之廣從公路第二段以及連接從化與龍潭之1909省道
* 廣州市聚賢城市房產有限公司	中華人民共和國，有限公司	註冊股本 人民幣 41,500,000元	–	40.8	物業發展
* 廣州體育大廈有限公司	中華人民共和國，有限公司	註冊股本 26,700,000美元	–	51	物業發展及投資
* 廣州市廣基城市房產有限公司	中華人民共和國，有限公司	註冊股本 人民幣 41,500,000元	–	40.8	物業發展
* 廣州市東威城市房產有限公司	中華人民共和國，有限公司	註冊股本 人民幣 41,500,000元	–	40.8	物業發展
* 廣州市聯威城市房產有限公司	中華人民共和國，有限公司	註冊股本 人民幣 61,490,000元	–	40.8	物業發展
* 廣州市維安公路發展有限公司	中華人民共和國，有限公司	註冊股本 人民幣 52,725,000元	–	29.33	發展及管理連接廣州及汕頭之廣汕公路
* 廣州市勝基城市房產有限公司	中華人民共和國，有限公司	註冊股本 人民幣 41,500,000元	–	40.8	物業發展

集團結構

主要附屬公司(續)

附屬公司名稱	註冊成立／成立地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 直接	本公司持有權益應佔之百分比 間接	主要業務
* 廣州市永華城市房產有限公司	中華人民共和國，有限公司	註冊股本 人民幣 86,130,000元	–	40.8	物業發展
* 廣州市永力城市房產有限公司	中華人民共和國，有限公司	註冊股本 人民幣 99,600,000元	–	40.8	物業發展
* 廣州市智領城市房產有限公司	中華人民共和國，有限公司	註冊股本 人民幣 33,040,000元	–	40.8	物業發展
* 廣州市榮盛城市房產有限公司	中華人民共和國，有限公司	註冊股本 人民幣 99,600,000元	–	40.8	物業發展
* 廣州市新廣公路發展有限公司	中華人民共和國，有限公司	註冊股本 人民幣 43,000,000元	–	20.16	發展及管理連接廣州及花都之廣花公路
* 廣州市益豐城市房產有限公司	中華人民共和國，有限公司	註冊股本 人民幣 48,900,000元	–	40.8	物業發展
* 廣州越鵬信息有限公司	中華人民共和國，有限公司	註冊股本 人民幣 10,000,000元	–	36.66	投資控股
* 廣州市越秀物業管理有限公司	中華人民共和國，有限公司	註冊股本 人民幣 1,000,000元	–	30.6	物業管理
* 廣州市珠江水泥有限公司	中華人民共和國，有限公司	註冊股本 人民幣 278,000,000元	–	49.7	製造及銷售水泥

集團結構

主要附屬公司(續)

附屬公司名稱	註冊成立／成立地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 直接	間接	主要業務
* 廣州市致威城市房產有限公司	中華人民共和國，有限公司	註冊股本人民幣207,010,000元	–	40.8	物業發展
#* 越秀交通(控股)有限公司	英屬處女群島	1,848,497,550股普通股每股1港元	–	51	投資控股
# 越秀交通有限公司	百慕達	1,044,581,530股普通股每股0.1港元	0.04	36.62	投資控股
#* Honstar Investments Limited	英屬處女群島	1股普通股每股1美元	–	51	投資控股
* 湖南越通路橋發展有限公司	中華人民共和國，有限公司	註冊股本人民幣21,000,000元	–	27.5	開發及管理湖南省之湘江二橋
中詠發展有限公司	香港	5,000,000股普通股每股1港元	–	75.01	投資控股
展升有限公司	香港	2股普通股每股1港元	100	–	持有物業
展康國際有限公司	香港	10,000股普通股每股1港元	–	51	投資控股
越宏發展有限公司	香港	2股普通股每股1港元	–	100	物業投資
# 越成發展有限公司	香港	2股普通股每股1港元	100	–	物業投資
錦漢投資有限公司	香港	10,000股普通股每股100港元	–	51	投資控股
#* 橋豐有限公司	英屬處女群島	2股普通股每股1港元	–	36.66	投資控股
利鴻發展有限公司	香港	10,000股普通股每股1港元	–	51	投資控股
達欣實業有限公司	香港	10,000股普通股每股1港元	–	70	投資控股
越進發展有限公司	香港	100股普通股每股1港元	–	100	物業投資

集團結構

主要附屬公司(續)

附屬公司名稱	註冊成立／成立地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 直接	間接	主要業務
領滙實業有限公司	香港	10,000,000股普通股 每股1港元	—	38.5	銷售及製造混凝土
俊盛發展有限公司	香港	2股普通股 每股1港元	—	100	投資控股
維美實業有限公司	香港	10,000股普通股 每股1港元	—	100	投資控股
堅柏發展有限公司	香港	1,000,000股普通股 每股1港元	—	51	投資控股
志登投資有限公司	香港	10,000股普通股 每股1港元	—	100	物業投資
#* 圓桌控股有限公司	英屬處女群島	100股普通股 每股1港元	100	—	投資控股
* 陝西金秀交通有限公司	中華人民共和國，有限公司	註冊股本 人民幣 100,000,000元	—	36.66	開發及管理陝西省之西安至臨潼高速公路
成寶國際有限公司	香港	2股普通股 每股1港元	—	38.5	物業投資
俊協發展有限公司	香港	2股普通股 每股1港元	—	100	投資控股
俊雅發展有限公司	香港	100股普通股 每股1港元	—	100	物業投資
駿佳企業有限公司	香港	2股普通股 每股1港元	—	36.66	持有物業
* 高度發展(澳門)有限公司	澳門	1股澳門幣99,000元 1股澳門幣1,000元	—	100	物業發展
華苑置業有限公司	香港	1,000,000股普通股 每股1港元	—	30.6	投資控股
#* 盛德發展有限公司	英屬處女群島	350,000股普通股 每股1港元	—	51	投資控股
#* 力超發展有限公司	英屬處女群島	10,000股普通股 每股1港元	—	51	投資控股
德旺國際有限公司	香港	10,000股普通股 每股1港元	—	51	投資控股
達康國際有限公司	香港	10,000股普通股 每股1港元	—	51	投資控股
堅興有限公司	香港	100股普通股 每股100港元	—	100	物業投資

集團結構

主要附屬公司（續）

附屬公司名稱	註冊成立／成立地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 直接	間接	主要業務
華碧發展有限公司	香港	10,000股普通股 每股1港元	–	51	投資控股
粵志水泥有限公司	香港	8,000,000股普通股 每股1港元	–	38.5	買賣及運輸水泥
越秀混凝土有限公司	香港	10,000,000股普通股 每股1港元	–	35.7	製造及銷售混凝土
* 越秀投資（中國）有限公司	中華人民共和國，有限公司	註冊股本 人民幣 39,015,773.09元	100	–	投資控股
越秀物業代理有限公司	香港	2股普通股 每股1港元	–	100	物業代理服務
越秀物業顧問有限公司	香港	100股普通股 每股1港元 500,000股無投票權遞延股每股1港元	–	100	物業管理顧問服務
越秀物業管理有限公司	香港	10,000股普通股 每股1港元	–	100	樓宇管理服務

董事認為，上表所包括之本公司之附屬公司，對本集團是年度業績有重大影響或構成資產淨值之主要部份。而倘提供其他附屬公司之詳情，董事認為則會使資料過於冗長。

* 非由香港羅兵咸永道會計師事務所審核之附屬公司。

主要在香港而非在其各自之註冊／成立地點經營之公司，惟於新加坡經營業務之越成發展有限公司除外。

集團結構

主要共同控制實體

於二○○一年十二月三十一日，本集團有下列之主要共同控制實體：

共同控制實體名稱	成立地點	實際間接擁有權益／投票權／利潤分成應佔之百分比	主要業務
福建越秀邵武製漿造紙有限公司	中華人民共和國	51 54.55 51	製造及銷售紙張
廣東新時代房地產有限公司	中華人民共和國	22.95 33.33 22.44	物業發展
廣州市祥發房地產有限公司	中華人民共和國	56.26 55.56 56.26	物業發展
廣州市五羊一通誠運業有限公司	中華人民共和國	23.47 42.86 23.47	運輸服務
廣州市北二環高速公路有限公司	中華人民共和國	18.70 50 18.70	開發及管理廣州之廣州市北二環高速公路
廣州南方房產實業有限公司	中華人民共和國	15.3 28.57 15.3	物業發展及管理
廣州市花都水泥有限公司	中華人民共和國	35 50 35	製造及銷售水泥
唐山啟新水泥有限公司	中華人民共和國	51 55.56 51	製造及銷售水泥
舟山鑫源房地產開發有限公司	中華人民共和國	19.38 33.33 19.38	物業發展

所有共同控制實體並非由香港羅兵咸永道會計師事務所審核。

集團結構

主要聯營公司

於二〇〇一年十二月三十一日，本集團於下列主要聯營公司中持有股份/權益：

聯營公司名稱	註冊成立／成立地點	實際持股百分比	主要業務
國泰投資發展有限公司	澳門	50	物業發展
新致利建業有限公司	澳門	25	投資控股
廣東虎門大橋有限公司	中華人民共和國	8.8	發展及管理虎門之虎門大橋
廣州捷興房地產開發有限公司	中華人民共和國	13.6	物業發展
廣州金鵬集團有限公司	中華人民共和國	36.84	移動通訊設備製造及整合
廣州北環高速公路有限公司	中華人民共和國	8.91	開發及管理廣州之廣州市北環高速公路
廣東清連公路發展有限公司	中華人民共和國	5.72	開發及管理連接清遠與連州之107國道
廣州新越房地產開發有限公司	中華人民共和國	14.38	物業發展
海南華城房產開發有限公司	中華人民共和國	15.91	物業發展
方正水泥有限公司	香港	49	投資控股
Well Force Properties Ltd.	英屬處女群島	13.6	投資控股

上列聯營公司並非由香港羅兵咸永道會計師事務所審核。

股東週年大會通告

茲通告本公司謹訂於二〇〇二年六月二十六日星期三上午九時三十分假座香港北角渣華道六十七至七十五號粵華酒店一樓舉行股東週年大會，藉以處理下列事項：

1. 省覽截至二〇〇一年十二月三十一日止年度之經審核賬目、董事會及核數師之報告。

2. 選舉董事並授權董事會釐定董事酬金。

3. 重聘核數師並授權董事會釐定其酬金。

4. 作為特別事項，考慮及酌情通過下列決議案為普通決議案：

A. 「**動議**

(a) 在下文(b)分段之規限下，一般性及無條件批准本公司董事會於有關期間內行使本公司一切權力，於香港聯合交易所有限公司(「聯交所」)或本公司之證券上市所在並經由證券及期貨事務監察委員會及聯交所就此確認之其他證券交易所，按照適用法例及不時予以修訂之聯交所證券上市規則(「上市規則」)或任何其他證券交易所之規定並在其規限下，購回其股份；

(b) 根據上文(a)分段之批准，本公司購回之本公司股份面值總額不得超過於本決議案通過日期本公司已發行股本面值總額10%，而該項批准亦須受此限制；及

(c) 就本決議案而言，「有關期間」指由本決議案通過之日期至下列三者中之最早日期止之期間：

(i) 本公司下屆股東週年大會散會；

(ii) 按本公司之公司組織章程細則或香港任何適用法例規定本公司須召開下屆股東週年大會之期限屆滿時；及

(iii) 本決議案所授予之權力經本公司股東於股東大會上以普通決議案予以撤銷或更改。」

股東週年大會通告

B. 「動議

(a) 在下文(c)分段之規限下及根據公司條例第57B條，一般性及無條件批准本公司董事會於有關期間內行使本公司一切權力以配發、發行及處理本公司股本中之額外股份，並在或需行使此等權力之情況下作出或授出售股建議、協議及購股權；

(b) 上文(a)分段之批准將授權本公司董事會於有關期間內作出或授出將須要或可能須要在有關期間結束後行使該等權力之建議、協議及購股權；

(c) 本公司董事會根據(a)分段之批准而配發或同意有條件或無條件配發(不論是否根據購股權或其他原因而配發者)之股本面值總額，除根據(i)供股；(ii)可轉換為本公司之股份之任何證券附有之換股權獲行使；(iii)現時已採納之任何購股權計劃或類似安排以授出或發行予本公司及/或其任何附屬公司之行政人員及/或僱員之股份或可購買本公司股份之權利；或(iv)根據本公司之公司組織章程細則以任何以股代息或類似安排藉配發股份以代替本公司股份之全部或部份股息外，不得超過本決議案通過日期本公司已發行股本面值總額20%，該項批准亦須受此限制；及

(d) 就本決議案而言，「有關期間」指由本決議案通過之日期至下列三者中之最早日期止之期間：

(i) 本公司下屆股東週年大會散會；

(ii) 按本公司之公司組織章程細則或香港任何適用法例規定本公司須召開下屆股東週年大會之期限屆滿時；及

(iii) 本決議案所授予之權力經本公司股東於股東大會上以普通決議案予以撤銷或更改；及

「供股」乃指本公司董事會於訂定之期間向於指定記錄日期名列股東名冊之股份持有人按彼等當時之持股比例提呈發售本公司股份之建議(惟本公司董事會有權就零碎股權或根據任何香港以外地區之法律限制或責任或任何認可監管機關或任何證券交易所之規定而作出其認為必要或權宜之豁免或其他安排)。」

股東週年大會通告

C.　「動議

待上文A及B分段之各項決議案獲通過後，本公司根據上文A分段購回本公司股本中之股份面值總額，應加入本公司董事會根據及按照上文B分段批准行使之一般授權而可配發或同意有條件或無條件配發之本公司股本面值總額之內。」

承董事會命
公司秘書
黃之強

香港，二〇〇二年四月二十三日

附註：

1. 本公司將由二〇〇二年六月二十一日星期五至二〇〇二年六月二十六日星期三(首尾兩天包括在內)期間暫停辦理本公司股份過戶登記手續，以確定有權在上述通告召開之會議上投票之股東。如欲享有投票權，所有本公司股份的過戶文件連同有關股票，必須於二〇〇二年六月二十日星期四下午四時前送達香港中環干諾道中111號永安中心5樓本公司的股份過戶登記處雅柏勤證券登記有限公司，辦理過戶登記手續。

2. 凡有權出席根據上述通告而召開之大會及於大會上投票之股東，均有權委派一位或多位代表出席，並代其投票。受委代表毋須為本公司股東。

3. 代表委任表格連同經簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之該等授權書或授權文件副本，必須於大會或其續會之指定舉行時間48小時前送達香港中環干諾道中111號永安中心5樓本公司之股份過戶登記處雅柏勤證券登記有限公司，方為有效。

4. 在於二〇〇一年六月十九日舉行之本公司股東週年大會，通過普通決議案分別授予本公司董事會一般授權以便於聯交所購回本公司之股份，以及配發、發行及以其他方式處理本公司股本中之額外股份。根據公司條例及上市規則之條款，該等一般授權除非於二〇〇二年度之股東週年大會上獲重新授予，否則將於該大會結束時失效。上述通告第4A及4B項之普通決議案重新授予該等一般授權。

5. 有關上述通告第4A及4B項之普通決議案，本公司董事會謹此聲明彼等暫時無意購回任何現有股份或發行任何本公司之新股。現正根據公司條例及上市規則向本公司股東尋求批准一般授權。

公司及股東關係資料

董事會

執行董事

劉錦湘*（董事長）*
謝樹文
陳光松
李　飛
梁凝光
肖博彥
蔡漢祥
羅國慶
董迴雁
黎家強
施金鈴
尹　輝
吳一岳
王洪濤
黃之強
甄玉鳳

獨立非執行董事及審核委員會成員

余立發
李家麟

公司秘書

黃之強

核數師

羅兵咸永道會計師事務所
香港執業會計師

主要往來銀行

中國銀行香港分行
香港上海滙豐銀行有限公司

公司資料查閱網址

http://www.gzinvestment.com.hk
http://www.hkex.com.hk

註冊辦事處

香港灣仔
駱克道160-174號
越秀大廈
24樓

股份過戶登記處

雅柏勤證券登記有限公司
香港
中環干諾道中111號
永安中心5樓

股份上市

本公司之股份於香港聯合交易所有限公司及新加坡證券交易所上市

股票編號為：
香港聯合交易所有限公司－123
路透社－123.HK
彭博資訊－123 HK

股東關係

如欲進一步查詢越秀投資有限公司的資料，請聯絡：

麥文莉
電話：(852) 2116 8022
傳真：(852) 2598 7688
電郵：contact@gzinvestment.com.hk

美國預託證券託管銀行

紐約銀行
美國預託證券
620 Avenue of the Americas, 6th Floor
New York, NY 10011, USA
電話：(646) 885 3218
傳真：(646) 885 3043

廣州房地產投資組合的分析

收購前	收購後
*(550,000平方米)	*(5,860,000平方米)

以發展階段劃分


2% 持有作投資的物業權益
6% 持有作出售的物業權益
56% 持有作發展中的物業權益
36% 持有作日後發展的物業權益


5% 持有作投資的物業權益
4% 持有作出售的物業權益
20% 持有作發展中的物業權益
71% 持有作日後發展的物業權益

以土地用途劃分


20% 寫字樓
8% 停車場
15% 商店
57% 住宅


9% 寫字樓
4% 停車場
7% 商店
80% 住宅

以地區劃分


20% 海珠
33% 天河／東山
23% 越秀
7% 白雲
17% 廣州及中國其他地區


8% 海珠
19% 天河／東山
5% 越秀
12% 白雲
43% 南沙及其他
13% 從化

* 應佔樓面及地盤面積

廣州主要房地產項目名單：二〇〇二年內出售

項目	用途	可供出售面積(平方米)	應佔權益(%)	地點
潤匯大廈 廣州海珠區江南西路與 紫山大街交匯處	住宅	3,818	40.8#	海珠
潤匯大廈 廣州海珠區江南西路與 紫山大街交匯處	商舖	2,000	40.8#	海珠
豐匯居 廣州海珠區 江南西路76、78號	住宅	3,200	40.8#	海珠
翠城花園第一期第十二及十三棟 廣州海珠區 工業大道莊頭住宅區	住宅	4,000	39.0#	海珠
星匯園 廣州天河區珠江新城 E2-1及E2-2號	住宅	52,500	40.8#	天河
星匯園 廣州天河區珠江新城 E2-1及E2-2號	商舖	2,000	40.8#	天河
駿匯大廈 廣州天河區天河南住 1-1、2、3號	住宅	2,000	40.8#	天河
祥康商貿大廈 廣州白雲區三元里	寫字樓	500	51.0#	白雲
*漾晴居 廣州天河區珠江新城 E-1-4號	住宅	20,000	95.0	天河
*江南新苑發展用地 廣州海珠區新港西路40號	住宅／商舖	6,200	95.0	海珠
*天河天俊閣 廣州市體育東路以東天河以北	住宅	8,800	95.0	天河
*岭南花園 廣州市西槎路以西同嘉路	住宅／商舖	28,600	95.0	白雲
*二沙花城苑 公寓及宏城花園別墅 廣州東山區二沙島大通路及17區	住宅	12,000	95.0	二沙島
*逸泉山莊地塊 廣州從化	住宅	40,000	95.0	從化

增加於盛德的股權至100%後，本集團應佔權益將再上升接近一倍

* 本集團將收購的廣州城建集團地產項目

廣州主要房地產項目名單：二〇〇二年內出租

項目	用途	可供出租面積（平方米）	應佔權益(%)	地點
錦漢大廈 廣州越秀區流花路119號	寫字樓／停車場	18,664	51.0#	越秀
*白馬商貿大廈 廣州越秀區站南路16號	商鋪	36,000	72.3	越秀
*城建大廈 廣州天河區體育西路189號	商鋪／寫字樓／停車場	58,100	95.0	天河
*麓湖綜合樓 廣州天河區麓湖麓景路123號	寫字樓	10,100	95.0	天河
*城總裝飾大廈一至八層 廣州天河區天河北路3號	寫字樓	4,000	97.7	東山
*二沙金亞花園住宅 廣州二沙島大通路	住宅	4,000	95.0	東山
*廣園文化中心 廣州白雲區景泰直街33號	商鋪／停車場	26,500	75.0	白雲
*江南新村第一期南豐商場 F1, F2, G1, G2 廣州海珠區江南大道中148號	商鋪	6,000	95.0	海珠

增加於盛德的股權至100%後，本集團應佔權益將再上升接近一倍

* 本集團將收購的廣州城建集團地產項目

廣州主要房地產項目名單：發展中

項目	用途	總樓面面積（平方米）	應佔權益(%)	地點
天河東站商業廣場 廣州天河區	商舖／停車場	105,200	40.8#	天河
廣州體育大廈 廣州越秀區流花路119號	商舖／寫字樓	125,000	51.0#	越秀
地下鐵路地塊編號RJ-1 廣州越秀區中山路 與解放北路交界	住宅／商舖／ 寫字樓	88,323	46.9#	越秀
* 商旅二區 廣州天河區	寫字樓	149,277	95.0	天河
* 江南新苑發展用地 廣州海珠區新港西路40號	住宅／商舖	399,019	95.0	海珠
* 金豐 廣州天河區 體育東路116-118號	寫字樓	80,000	95.0	天河
* 宏城花園 廣州東山區二沙島17區	住宅	30,024	95.0	東山
* 同德花園二期西片 廣州白雲區	住宅／商舖	142,033	95.0	白雲

增加於盛德的股權至100%後，本集團應佔權益將再上升接近一倍

* 本集團將收購的廣州城建集團地產項目

廣州主要房地產項目名單：日後發展

項目	用途	總樓面面積（平方米）	應佔權益(%)	地點
翠城花園第二及三期 廣州海珠區工業 大道莊頭住宅區	住宅／商鋪	550,895	39.0#	海珠
珠江新城 E-3-1、E-3-3、 E-4-1、E-4-3、E-6-2號 廣州天河區	住宅／商鋪	298,846	40.8#	天河
江南新村第四期1、 4區 廣州海珠區	住宅／商鋪	142,400	40.8#	海珠
赤崗橋西區1、 2、 3號 廣州海珠區	住宅／商鋪／ 停車場	94,327	40.8#	海珠
* 南沙經濟技術開發區廣隆 管理區發展用地 廣州番禺區南沙	住宅	5,119,170	95.0	南沙
* 薈雅苑12-1區 廣州天河區	商鋪／寫字樓	100,000	81.26	天河
* 薈雅苑12-5號 廣州天河區	酒店	60,000	95.0	天河

\# 增加於盛德的股權至100%後，本集團應佔權益將再上升接近一倍

* 本集團將收購的廣州城建集團地產項目

Location Map of Major Property Projects in Guangzhou Urban Area
廣州市區主要房地產項目位置分佈圖


Bai Yun District 白雲區
Xiangkang Commercial Plaza 祥康商貿大廈
* Ling Lang Garden 岭南花園
* Guang Yuan Cultural Centre 廣園文化中心
Tian He District 天河區
Galaxy City 星匯園
Junhui Building 駿匯大廈
* Romantic Garden 漾晴居
* Tian He Tian Jin Court 天河天俊閣
* City Development Plaza 城建大廈
* Lu Hu Building 麓湖綜合樓
* Cheng Zhong Building 城總大廈
Pearl River
Hai Zhu District 海珠區
Run Hui Building 潤匯大廈
Feng Hui Court 豐匯居
Springland Garden 翠城花園
* Jiang Nan Xin Yuan 江南新苑
* Nan Feng Shopping Centre 南豐商場

* Guangzhou Construction Projects to be acquired by the Group
* 本集團擬收購的廣州城建項目

二○○一年
年報



越秀
投資有限公司
GUANGZHOU
INVESTMENT
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